Ballard Power Systems Inc.

Notice of Annual Meeting,

Management Proxy Circular and

2009 Annual Report

TABLE OF CONTENTS

2009 ANNUAL REPORT
LETTER FROM IAN A. BOURNE CHAIR OF THE BOARD	1
LETTER FROM JOHN W. SHERIDAN PRESIDENT AND CHIEF EXECUTIVE OFFICER	3
BALLARD EMPLOYEE AWARDS OF EXCELLENCE FOR 2009	8
NOTICE OF ANNUAL MEETING	9
MANAGEMENT PROXY CIRCULAR	10
DEFINED TERMS	10
MATTERS TO BE VOTED UPON	10
ELECTION OF DIRECTORS	11
APPOINTMENT OF AUDITORS	14
VOTING	14
Solicitation of Proxies	14
How to Vote	14
Execution and Revocation of Proxies	15
Voting of Shares and Exercise of Discretion by Proxies	15
Voting Shares and Principal Shareholders	15
Interest of Certain Persons or Companies in Matters to be Acted Upon	16
BOARD AND COMMITTEES	16
Board Composition and Nomination Process	16
Majority Voting Policy	16
Board Meetings	16
Committees of the Board	17
Audit Committee	17
Management Development, Nominating & Compensation Committee	17
Corporate Governance Committee	17
CORPORATE GOVERNANCE	18
EQUITY BASED COMPENSATION PLANS	18
COMPENSATION	18
Compensation Discussion and Analysis	18
Objectives of Our Executive Compensation Program	19
Philosophy and Objectives	19
How Executive Compensation is Determined	19
Executive Pay Mix and the Emphasis on "At Risk" Pay	19
The Use of Benchmarking	20
Current Executive Compensation Elements	20
Annual Salary	20
Annual Bonus for Executive Officers	21
Long Term Incentives	23
Chief Executive Officer Compensation	25
Termination and Change of Control Benefits	26
Perquisites	26
Retirement Benefits	26
Total Executive Officer Compensation	26
Minimum Share Ownership Guidelines	27
Performance Graph	28
Executive Compensation	29
Incentive Plan Awards	31
Pension Plan Benefits	34
Termination and Change of Control Benefits	34
Employment Contracts	34
Equity-Based Compensation Plans	35
Director Compensation	36
Incentive Plan Awards	39
Securities Authorized for Issuance Under Equity Compensation Plans	39
SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT	40
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	40
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	40
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE	40
ADDITIONAL INFORMATION	41
PROPOSALS	41
APPROVAL BY BOARD	41

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APPENDIX "A" DESCRIPTION OF OPTION PLAN	A-1
APPENDIX "B" DESCRIPTION OF SDP	B-1
FINANCIAL INFORMATION	F-1
MANAGEMENT’S DISCUSSION AND ANALYSIS	F-1
CONSOLIDATED FINANCIAL STATEMENTS	F-2
Corporate Information	F-3

This document contains forward-looking statements, including our estimated revenue and cash flow from operations for 2010, which are provided to enable external stakeholders to understand Ballard's outlook as at the date of this circular and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard's management and reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard's financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing and delivering the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including, without limitation, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers' requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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Letter from IAN A. BOURNE
Chair of the Board

Fellow Shareholders:

Decisive Actions in a Difficult Economic Environment

    The macroeconomic events of 2009 and the ensuing global recession presented serious challenges to most companies last year, and that was certainly the case for Ballard given the early stage of market development for fuel cell products. In a volatile environment, Boards must be attentive and responsive to changes in business risks and opportunities. That is just what your Board of Directors did in 2009, working very closely with our Ballard Management Team.

    We re-assessed the strategic direction and confirmed that we were focused on the right market priorities for clean energy, fuel cell products. We agreed with the Management Team’s view that the business environment would constrain short-term growth in revenue and margin. Therefore, given our commitment to drive to near term profitability, action was required to reduce the cost base. These actions are always difficult given the impact on employees, but we supported the tough decisions by Management as the right course to pursue.

    We also believed that given the increased volatility in the capital markets it was appropriate to take action to augment the Company’s cash reserves. Liquidity is even more critical in uncertain economic times. Your Board of Directors endorsed monetizing the Ford share purchase agreement and the Burnaby head office sale/leaseback. Management executed well on both these transactions, thereby providing the resources we feel will allow us to achieve the next phase of our strategy.

    But difficult times often bring new growth opportunities as well. Management identified an opportunity to acquire control of Dantherm Power, a fuel cell system integrator based in Denmark. This transaction closed successfully in January 2010 and as a result Ballard acquired key systems capability in fuel cell back-up power and extended our product portfolio and growth capabilities.

    Your Board of Directors was very actively engaged in 2009, working with Management in areas related to financial reporting due to the new IFRS standards, changes to equity compensation plans, and ongoing strategy assessments. As well, the Board and the Audit Committee were fully engaged with Management when approving the transactions to (1) monetize the Ford share purchase agreement, (2) acquire control of Dantherm Power, (3) exit the Ebara Ballard joint venture, and (4) execute the head office sale/leaseback. The Board chose to reduce its cost structure in recognition of the economic situation and to be more consistent with the current stage of the Company’s evolution. We reduced both director compensation and ancillary expenses.

Strong Board Governance Focus in 2009

    The Board is comprised of directors who combine extensive executive and governance experience with a strong commitment to Ballard. As such, we are well positioned to provide strong board governance. We believe strong governance combines approval of strategy and resource allocation with oversight of management and business risks.

    Effective execution by a board requires clear policies that are regularly updated, focused work by the appropriate committee (their mandates are outlined in the following report) and the leadership and active engagement of skilled and experienced directors. Business performance improves as a result of strong governance.

Our Passionate Ballard Employees

    As I noted in my Letter to Shareholders last year, I continue to be impressed by the passion, dedication, and enthusiasm shown by the employees of Ballard. While the economic backdrop in 2009 and related cost-cutting initiatives posed difficult impacts, our employees continued to demonstrate their resilience and commitment. So I am especially proud this year to recognize the employees who went ‘Above and Beyond’ with their 2009 achievements. This year’s winners can be found in the following table.

    Also, along with my fellow Directors, I congratulate the Ballard Management Team for their strong leadership in a very difficult and volatile economic environment. While our progress in product shipments and revenue growth fell short of the original goals for 2009, we drove significant progress on our broader market positioning, our path to profitability and in strengthening our balance sheet.

    In closing I would like to acknowledge Gerri Sinclair who has decided to retire from the Board due to other business commitments. I want to recognize her contribution to Ballard as a director for the past 5 years and wish her well.

    Finally, I would like to thank you, our shareholders, for your continued support of Ballard as we continue to drive progress in building a leading fuel cell products company and a profitable clean energy growth company. I look forward to reporting next year on our 2010 progress.

"Ian A. Bourne"

Ian A. Bourne
Chair of the Board of Directors

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Letter from JOHN W. SHERIDAN
President and Chief Executive Officer

2009—A Very Challenging Year for Energy Technology Companies

    2009 was a very difficult year for the economy, with crises in credit and equity markets, upheaval in the automotive and energy sectors and a pervasive global recession. Needless to say, this presented challenges to most sectors, but particularly to energy technology companies in the early stages of market development.

    Market development for new, clean power solutions requires ongoing investments by system integrators, channel partners and end-customers – to replace cheap, incumbent power solutions that have been in-place for decades, including internal combustion engines, diesel generators and lead acid batteries. And, while Ballard did see progress in 2009, there is no doubt that difficult circumstances in the economy constrained our progress, since our partners and customers were themselves impacted by depressed demand in end-markets, credit and financing constraints and liquidity concerns.

Maintaining Strategic Focus while Adjusting Priorities

    However, we continued to see evidence that Ballard is focused on the right markets -
  Backup and supplemental power;

  Distributed generation; and

  Motive power.
    We see growing demand for new, clean power solutions to provide extended backup power in telecommunications networks around the world. We are moving forward with First Energy in the megawatt distributed power generation space. In material handling, our partner Plug Power continues to forge progress with leading customers. Interest in fuel cell public transit programs is heightening. So as the various economic crises unfolded last year, we did not shift our strategic direction or our market priorities.

    However, the pace of market development and revenue growth was clearly impacted by the economic conditions in 2009. With this reality, and given our commitment to profitability in the near-term, we heightened our focus on the cost base and balance sheet.

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    On the cost front, we took aggressive, comprehensive actions, including simplification of our organization structure, cutting discretionary costs, downsizing our employee base and securing increased government funding to offset our research costs. The net result was a reduction of 30% in our annual operating expenses, on an annual ‘run rate’ basis.

    On the balance sheet front, we took action to augment cash reserves, ensuring that our Company would not be confronted by any real or perceived financing issues as we move forward to execute our growth plan. On December 21st, we closed the transaction monetizing our equity position in Automotive Fuel Cell Cooperation Corp. This transaction secured gross proceeds of $44.5 million, with $37 million received upfront and an additional contingent payment of $7.5 million due in 2013. As well, we executed a sale-leaseback transaction for our Burnaby head office building, which closed in March 2010, with gross proceeds of $20.4 million.

Operating Results for 2009

    Our revenues for 2009 were $46.7 million, down 22% over 2008. Operating cash consumption was $27.5 million for the year, which reflects an improvement of 6% over 2008. Cash reserves increased significantly, to approximately $82 million, which were further augmented by the cash proceeds from the head office sale-leaseback transaction in March.

    While 2009 was a difficult year for growth, we ended the year with some important momentum. Progress in market penetration was evidenced by a number of key developments -
  Supply agreement with Daimler for FCvelocity™ fuel cell stacks for use in cars and buses, with an estimated minimum value of $24 million over 2010-11;

  Motorola deployed Dantherm Power’s backup power system, incorporating our FCgen™-1020ACS fuel cell stacks;

  Continued development of a supplemental power system for the wireless telecom market in India, with IdaTech LLC ;

  Supply agreement with First Energy Corporation for a 1-megawatt distributed generation system for utility load management in Ohio;

  Order from Advanced Public Transportation Systems bv (APTS) for five FCvelocity™-HD6 modules for buses in the Netherlands;

  Plug Power announced commercial orders for its GenDrive material handling system from such customers as Central Grocers, Wegmans, Whole Foods and Coca-Cola; and

  Award from Sustainable Development Technology Canada (SDTC) for up to C$4.8 million for fuel cell buses in British Columbia.
    Also, in January of this year, we announced a controlling equity position in Dantherm Power, a Danish fuel cell system integration company. The Dantherm Power acquisition is important strategically, as it increases Ballard’s business scope, so that in addition to providing fuel cell stacks to leading fuel cell companies like Plug Power, IdaTech and Baxi and power modules to customers like ISE and APTS, now through Dantherm Power we can provide complete backup power systems.

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    It’s also worth noting that our share price performance was positive in the year. Our stock price ended 2009 about 67% higher on NASDAQ and 49% higher on the TSX compared to December 31st, 2008, and out-performed most fuel cell company comparators.

    To summarize 2009, while it was a very difficult year we feel positive that we exited ’09 with important progress on three fronts -
  Re-setting our cost base…

  Strengthening our liquidity position…and

  Building key momentum for growth.
Looking Forward – Our Business Outlook for 2010 and Beyond

    Continuing weaknesses and uncertainties in the economy notwithstanding, we feel that we have positioned our Company for strong growth in 2010.

    We expect revenue growth this year in excess of 35%, with fuel cell product growth expected to be driven by:
  Supplemental power applications, using IdaTech reformate-based systems;

  Backup power, using Dantherm Power direct hydrogen systems in Europe;

  Distributed generation, with the First Energy project – we are also anticipating our first distributed generation order using ‘by-product’ hydrogen fuel;

  Material handling stack shipments to Plug Power, with Plug forging clear progress with their customers…and

  Fuel Cell buses, with the Whistler Transit fleet of 20 fuel cell buses increasing interest among other sales prospects.
    Beyond this strong outlook for revenue growth, with the changes that we made in our cost structure last year, we expect that cash flow from operations will improve by 30% in 2010. And, with our revenue and cost trajectory in 2010, we expect Ballard to be positioned for positive EBITDA performance during 2011.

    Beyond this ‘high-level’ guidance on our path to profitability, we have provided six specific growth milestones for 2010, that will be used to ‘gauge’ our progress -

1.	Begin shipments of stacks for IdaTech’s reformate-based supplemental power systems in the Indian telecoms market;

2.	Deploy Dantherm Power hydrogen-based backup power systems in one major, new telecom network;

3.	Commission the 1-megawatt ‘distributed generation’ system for First Energy in Ohio;

4.	Book our first ‘distributed generation’ system sale, utilizing by-product hydrogen;

5.	More than double volume of stack shipments in material handling, ‘in line’ with Plug Power’s 2010 shipment target of 1,100 ‘GenDrive’ systems….and

6.	Book new fuel cell bus contracts, to support the deployment of more than 25 buses.

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    These specific milestones underpin our outlook for strong revenue growth in excess of 35% for 2010.

Building a Clean Energy Growth Company

    As we continue to build a leading clean energy growth company, we are conscious of the need to maintain Ballard’s market leadership in creating compelling fuel cell products. As a result, we continue to work diligently on enhancing our product capabilities and partnering with strong players in the clean energy industry. But, we are also aware that our corporate brand is made up of more than just the best products, it is supported by our delivery of the best ‘solutions’. The Ballard brand reflects our ability to harness the passion of our employees to deliver a superior overall experience to customers in all our markets – solutions they will be delighted with.

    In conclusion, I would like to recognize you, our shareholders, for your support of Ballard and to thank you for your continuing belief in our company and its future.

"John Sheridan"

John Sheridan
President & CEO
Ballard Power Systems

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BALLARD Sustainability Report

BALLARD'S VISION is what continues to drive the passionate employees at Ballard who have dedicated their careers to the commercialization of fuel cell products. We are already seeing deployments of our products helping to tackle the global environmental and climate change challenges we all face. Ballard also recognizes that it is important to lead by example, and as such we have an active internal Green Team that is focused on making Ballard a more sustainable business, helping employees make informed choices in their own lives. As examples, in our daily operations we use recycled paper and default to double-sided printing, we have an active recycling program in place, and we use high efficiency lighting in our offices, manufacturing plant and laboratory.

THE PILLARS OF BALLARD'S GREEN INITIATIVE

PRODUCTS
OPERATIONS
PEOPLE

OUR PRODUCTS

We will maximize the environmental benefits of our fuel cell products over incumbent technologies

- Optimize products from a cradle to grave perspective
- Leverage key environmental advantages: high efficiency, zero emissions, low noise pollution

OUR OPERATIONS

We will improve the way we operate our business to minimize our environmental impacts

- Reduce our: waste, power & natural gas consumption, hydrogen consumption, carbon footprint

OUR PEOPLE

We will promote participation in events, and provide access to information about green choices we can make in our daily lives

- Encourage participation in events like Earth Day, and Bike to Work month, etc.
- Provide forums for employees to share ideas and suggestions

2009 ACHIEVEMENTS

- Composting of organic office waste
- Replaced remaining CRT monitors with energy-efficient LCD monitors
- Facility waste audit performed to set a baseline and identify opportunities to further reduce and recyle
- Switched to use of recycled toner cartridges
- Employee initiated recycling drive with proceeds donated to the United Way
- Formally incorporated end-of-life product recycling and disposal planning into Technology and Product Portfolio Management
- Employee education campaign for power conservation in our daily operations

OUR PRODUCTS IN ACTION

Commercialization of our clean energy fuel cell products is where Ballard can make the biggest positive impact on the environment. For example, our customer, BC Transit, deployed 20 fuel cell hybrid buses in Whistler, BC. These buses commenced operation prior to the 2010 Olympic and Paralympic Winter Games and will continue to operate in revenue service for a period of 5 years. This is the largest fleet of fuel cell buses in the world. Each bus will reduce CO2 emissions by 62% compared to a conventional diesel bus reducing GHG emissions by 90 tonnes per bus per year. For the one BC Transit fleet, that equates to a savings of 1800 tonnes per year. About 950 cars would have to switch from conventional combustion engines to hybrids to achieve the same impact. And once a local fuel supply solution is in place the CO2 emissions will be reduced by more than 90% when compared to a conventional diesel bus.

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8

BALLARD POWER SYSTEMS INC.

9000 Glenlyon Parkway
Burnaby, British Columbia, Canada V5J 5J8

NOTICE OF ANNUAL MEETING

TO OUR SHAREHOLDERS:

Our 2010 Annual Meeting (the "Meeting") will be held at 9000 Glenlyon Parkway, Burnaby, British Columbia, on Tuesday, June 1, 2010 at 1:00 p.m. (Pacific Daylight Time) for the following purposes:

1.	To receive our audited financial statements for the financial year ended December 31, 2009 and the report of our auditors thereon;

2.	To elect our directors for the ensuing year; and

3.	To appoint our auditors for the ensuing year and to authorize our Audit Committee to fix the remuneration of the auditors.

In addition, shareholders will be asked to consider any amendment to or variation of a matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

A detailed description of the matters to be dealt with at the Meeting, our 2009 Annual Report, our consolidated financial statements for the year ended December 31, 2009 and the report of our auditors thereon, and our 2009 Management’s Discussion and Analysis, are included with this Notice.

If you are unable to attend the Meeting in person and wish to ensure that your shares will be voted at the Meeting, you must complete, date and execute the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular accompanying this Notice, so that it is received by Computershare Investor Services Inc. no later than 1:00 p.m. (Pacific Daylight Time) on Friday, May 28, 2010.

If you plan to attend the Meeting you must follow the instructions set out in the form of proxy and in the Management Proxy Circular to ensure that your shares will be voted at the Meeting.

DATED at Burnaby, British Columbia, April 13, 2010.

BY ORDER OF THE BOARD

"Kerry Hillier"

Kerry Hillier
Corporate Secretary
Ballard Power Systems

9

MANAGEMENT PROXY CIRCULAR
dated as of April 13, 2010

DEFINED TERMS

     In this Management Proxy Circular:

"Ballard", "Corporation", "we", "us" and "our" refer to Ballard Power Systems Inc.

"Beneficial Shareholders" means holders of our Shares that do not hold our Shares in their own name, but instead, whose Shares are held on the Record Date by a bank, trust company, securities broker or other nominee.

"Board" means the board of directors of Ballard.

"C$" refers to Canadian currency.

"DSU" means deferred share unit.

"$" or "dollars" refer to United States currency unless specifically stated otherwise.

"Meeting" means the 2010 annual meeting of our Registered Shareholders and includes any adjournment thereof, unless otherwise indicated.

"NASDAQ" means the NASDAQ Stock Market LLC.

"Record Date" means 5:00 p.m. Pacific Daylight Time on April 13, 2010.

"Registered Shareholders" means registered holders of our Shares on the Record Date.

"RSU" means restricted share unit.

"Shares" means common shares without par value in the capital of Ballard.

"TSX" means the Toronto Stock Exchange.

"US$" refers to United States currency.

MATTERS TO BE VOTED UPON

Registered Shareholders or their duly appointed proxyholders will be voting on:
  the election of directors to our Board; and

  the re-appointment of our auditors and authorization for our Audit Committee to fix the remuneration of the auditors.
     As of the date of this Management Proxy Circular, we know of no amendment, variation or other matter that may come before the Meeting other than the matters referred to in the Notice of Annual Meeting. If any other matter is properly brought before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the proxy on that matter in accordance with their best judgment.

     With respect to resolutions to be voted on at the Meeting, a simple majority of the votes (greater than 50%) cast in favour by Registered Shareholders, by proxy or in person, will constitute approval.

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ELECTION OF DIRECTORS

     With Dr. Sinclair’s decision to retire from the Board, consistent with our efforts to reduce the Board cost structure, we have reduced the size of the Board by one director. Accordingly, at the Meeting you will be asked to elect eight directors. All of our eight nominees are currently members of the Board. Each elected director will hold office until the end of our next annual shareholders’ meeting (or if no director is then elected, until a successor is elected) unless the director resigns or is otherwise removed from office earlier. If any nominee for election as a director advises us that he or she is unable to serve as a director, the persons named in the enclosed proxy will vote to elect a substitute director at their discretion.

     The following information pertains to our nominees for election as directors at the Meeting, as of April 13, 2010. The number of Shares shown as being held by each nominee constitute the number beneficially owned, or controlled or directed, directly or indirectly, by that nominee and such information has been provided to us by that nominee.

Ian A. Bourne Age: 62 Alberta, Canada Director since: 2003 Independent
Mr. Bourne’s principal occupation is corporate director, and he has been the Chair of the Board of Ballard since February 2006. Mr. Bourne was also our lead director from October 2005 to February 2006. Previously, Mr. Bourne was the Executive Vice President and the Chief Financial Officer of TransAlta Corporation (electricity generation and marketing) from January 1998 to December 2006 and from January 1998 to December 2005, respectively. He has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation.

	Board and Committee Membership	Attendance		Board Memberships(1)
	Board (Chair) Audit Corporate Governance Management Development, Nominating & Compensation	7 8 5 6	100% 100% 100% 100%
Current: SNC-Lavalin Group; Canadian Public Accountability Board; Wajax Income Fund; Wajax Limited; Canada Pension Plan Investment Board; Canadian Oil Sands Trust; The Calgary Foundation
Previous: Purolator Courier Ltd.; TransAlta Power LP; TransAlta CoGen LP; Wajax Limited; Glenbow Museum; Calgary Philharmonic Orchestra

	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs(3)
	2010	26,824	77,706	104,530	$265,807
	2009	26,824	77,706	104,530	$265,807

Edwin J. Kilroy Age: 50 Ontario, Canada Director since: 2002 Independent
Mr. Kilroy is the Chief Executive Officer of Symcor Inc. (business process outsourcing services), a position he has held since January 2005. Mr. Kilroy was the Chief Executive Officer of IBM Canada Ltd. (information technology) from April 2001 to January 2005.

	Board and Committee Membership	Attendance		Board Memberships(1)
	Board Audit (Chair) Corporate Governance(4)	7 8 3	100% 100% 100%	Current: Symcor Inc.; The Conference Board of Canada Previous: Canadian Council of Chief Executives
	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs(3)
	2010	2,424	42,844	45,268	$115,111
	2009	2,424	42,844	45,268	$115,111

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Dr. Chong Sup (C.S.) Park Age: 62 California, U.S.A. Director since: 2007 Independent
Dr. Park’s principal occupation is corporate director. Previously, Dr. Park was the Chief Executive Officer and Chairman of the Board of Maxtor Corporation (storage solutions and hard disk drives) from November 2004 to May 2006. Dr. Park was also the Managing Director, Investment Partner and Senior Advisor of H&Q Asia Pacific (private equity investment) from November 2002 to September 2004.

	Board and Committee Membership	Attendance		Board Memberships(1)
	Board Corporate Governance(4) Management Development, Nominating & Compensation	7 3 6	100% 100% 100%
Current: Brooks Automation, Inc.; Seagate Technology; Smart Modular Technologies, Inc.; Computer Sciences Corp.; Sand Force Inc.; American Leadership Forum (Silicon Valley); Silicon Valley Community Foundation

	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs(3)
	2010	17,091	0	17,091	$43,460
	2009	17,091	0	17,091	$43,460

John W. Sheridan Age: 55 B.C., Canada Director since: 2001 Non-Independent
Mr. Sheridan is President and Chief Executive Officer of Ballard. Previously, Mr. Sheridan was our interim President and Chief Executive Officer from October 2005 to February 2006 at which time he was appointed our President and Chief Executive Officer. Mr. Sheridan was also Chair of our Board from June 2004 to February 2006.

	Board and Committee Membership	Attendance		Board Memberships(1)
	Board	7	100%
Current: NewPage Corporation; AFCC Automotive Fuel Cell Cooperation Corp.; Dantherm Power, Premier's Technology Council; BC Hydrogen Highway
Previous: Aliant Inc.; Bell Canada, Bell Actimedia, Bell Distribution, Bell Express Vu, Bell Mobility, Bell West, Bell Sygma UK Ltd; Encom Cable TV & Telecommunications, plc; Manitoba Telecom Services Inc.; MTS Communications Inc.; Photowatt Technologies; Sun Media Corp. Ltd.

	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs(3)
	2010	261,710	57,943	319,653	$812,839
	2009	336,840	57,943	394,783	$1,003,886

David J.Smith Age: 75 B.C., Canada Director since: 2006 Independent
Mr. Smith is a part-time Commissioner of the British Columbia Securities Commission (provincial securities regulator), a position he has held since July 2006. Mr. Smith was counsel with Lawson Lundell LLP (law firm) from May 2005 until April 2006, and prior to that, he was a partner at Lawson Lundell LLP and predecessor firms practicing corporate, commercial and securities law. He has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation.

	Board and Committee Membership	Attendance		Board Memberships(1)
	Board Corporate Governance (Chair) Management Development, Nominating & Compensation(4)	7 5 3	100% 100% 100%	Current: Member of Executive Committee, British Columbia Chapter, Institute of Corporate Directors Previous: Scott Paper Limited; Pacific Forest Products Limited
	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs(3)
	2010	7,911	14,841	22,752	$57,856
	2009	7,911	14,841	22,752	$57,856

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David B. Sutcliffe Age: 50 B.C., Canada Director since: 2005 Independent
Mr. Sutcliffe’s principal occupation is corporate director. Previously, Mr. Sutcliffe was the Chief Executive Officer of Sierra Wireless, Inc. (electrical and electronic industrial products) from May 1995 to October 2005. From May 2001 to April 2005, he was also the Chair of the Board of Sierra Wireless, Inc. He has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation.

	Board and Committee Membership	Attendance		Board Memberships(1)
	Board Audit(4) Management Development, Nominating & Compensation (Chair)	7 2 6	100% 100% 100%	Current: Sierra Wireless, Inc. Previous: Cellular Telecommunications and Internet Association; BC Technology Social Venture Partners; Premier’s Technology Council, British Columbia; E-Comm 911
	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs(3)
	2010	3,600	25,528	29,128	$74,069
	2009	3,600	25,528	29,128	$74,069

Mark A. Suwyn Age: 67 Florida, U.S.A. Director since: 2003 Independent
Mr. Suwyn is Executive Chairman of the Board of NewPage Corporation (coated papers), a position he has held since March 2009. Previously, Mr. Suwyn was Acting Chief Executive Officer and Chairman of the Board of NewPage Corporation from March 2009 to January 2010; and Chief Executive Officer and Chairman of the Board, positions he held from April 2006 and May 2005, respectively. Mr. Suwyn was the President of MARSUW LLC (consulting) from November 2004 to April 2005. He was the Chief Executive Officer and Chairman of the Board of Louisiana-Pacific Corporation (building products) from January 1996 to October 2004.

	Board and Committee Membership	Attendance		Board Memberships(1)
	Board Audit	4 7	57% 88%
Current: NewPage Corporation; BlueLinx Corporation
Previous: Hope College Board of Trustees; Louisiana Pacific Corporation; International Paper Company; Junior Achievement Inc.; Junior Achievement International; Kelly Cabinets; The Nature Conservancy of Oregon; United Rentals Inc.

	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs(3)
	2010	7,237	35,019	42,256	$107,452
	2009	7,237	35,019	42,256	$107,452

Douglas W.G. Whitehead Age: 63 B.C., Canada Director since: 1998 Independent
Mr. Whitehead is the Chairman of Finning International Inc. (heavy equipment reseller). Previously, Mr. Whitehead was the President and Chief Executive Officer of Finning International Inc. from 1999 to May 2008.

	Board and Committee Membership	Attendance		Board Memberships(1)
	Board Audit	7 7	100% 88%
Current: International Forest Products Inc.; INMET Mining Corporation; Belkorp Industries Inc.; Finning International Inc.; Vancouver General Hospital/University of British Columbia Hospital Foundation
Previous: Terasen Inc.

	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs(3)
	2010	4,383	36,916	41,299	$105,018
	2009	4,383	36,916	41,299	$105,018
____________________

(1)	Previous board memberships are shown for the past five years.

(2)	As of April 14, 2009 and April 13, 2010, respectively.

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(3)	Based on a C$2.55 closing Share price on the TSX as of April 13, 2010, converted into United States dollars using the Bank of Canada noon rate of exchange on April 13, 2010. The corresponding values in Canadian dollars are C$266,552, C$115,433, C$43,582, C$58,018, C$74,276, C$107,753, and C$105,312 for Mr. Bourne, Mr. Kilroy, Dr. Park, and Messrs. Smith, Sutcliffe, Suwyn and Whitehead, respectively; and C$1,006,697 and C$815,115 in 2009 and 2010, respectively, for Mr. Sheridan.

(4)	Board committee membership changed during 2009. These directors attended 100% of the meetings held during the time they were members of the indicated committee. For a full discussion of the changes made to committee membership, see the section entitled “Committees of the Board”.

APPOINTMENT OF AUDITORS

     Our Audit Committee has recommended that KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, be nominated at the Meeting for re-appointment as our external auditors. Our Audit Committee will fix the remuneration of our external auditors if authorized to do so by shareholders at the Meeting. It is expected that representatives of KPMG LLP will be present at the Meeting. KPMG LLP was appointed as our external auditors in 1999. Total fees paid to KPMG in 2009 and 2008 are set forth in the table below. We comply with the requirement regarding the rotation of our audit engagement partner every five years. The current audit engagement partner at KPMG LLP may continue in his role until the end of 2010.

     The following table shows the fees we incurred with KPMG LLP in 2009 and 2008:

Type of Audit Fees	2009	2008
	(C$)	(C$)
Audit Fees	$340,089	$415,187(1)
Audit-Related Fees(2)	$9,587	$13,995
Tax Fees(3)	$6,115	$37,864
All Other Fees	Nil	Nil
____________________

(1)	The Audit Fees for 2008 includes services as a result of the AFCC Transaction and the Superior Plus Transaction.

(2)	The Audit-Related Fees relate primarily to accounting advice for International Financial Reporting Standards.

(3)	The Tax Fees for 2009 and 2008 related to tax advisory services and the filing of our 2008 Canadian and United States corporate tax returns.

     For a more detailed description of the Audit Committee or to see the Audit Committee’s mandate, a copy of which is posted on our website, see the section entitled "Board Committees – Audit Committee" in our Annual Information Form dated March 15, 2010, which section is incorporated by reference into this Management Proxy Circular.

VOTING

SOLICITATION OF PROXIES

     This Management Proxy Circular is furnished in connection with the solicitation of proxies by our management in connection with the Meeting to be held on Tuesday, June 1, 2010 at 1:00 p.m. Pacific Daylight Time in Vancouver, British Columbia, Canada, or the date and place of any adjournment thereof. We are soliciting proxies primarily by mail, but our directors, officers and employees may solicit proxies personally, by telephone, by facsimile transmission or by other means of electronic communication. The cost of the solicitation will be borne by us. The approximate date on which this Management Proxy Circular and the related materials are first being sent to Registered Shareholders is May 7, 2010.

HOW TO VOTE

     Only Registered Shareholders or their duly appointed proxyholders are permitted to vote at the Meeting. Beneficial Shareholders are not permitted to vote at the Meeting as only proxies from Registered Shareholders can be recognized and voted at the Meeting. You may vote as follows:

     Registered Shareholders: If you are a Registered Shareholder you may vote by attending the Meeting in person, or if you do not plan to attend the Meeting, by completing the proxy and delivering it according to the instructions contained in the form of proxy and this Management Proxy Circular.

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     Beneficial Shareholders: If you are a Beneficial Shareholder you may only vote by carefully following the instructions on the voting instruction form or proxy form provided to you by your stockbroker or financial intermediary. If you do not follow the special procedures described by your stockbroker or financial intermediary, you will not be entitled to vote.

EXECUTION AND REVOCATION OF PROXIES

     A Registered Shareholder or the Registered Shareholder’s attorney authorized in writing or, where the Registered Shareholder is a company, a duly authorized officer or attorney of that company, must execute the proxy. In order to be effective, completed proxies must be deposited at the office of the registrar and transfer agent for the Shares, being Computershare Investor Services Inc. ("Computershare"), Proxy Dept., 100 University Avenue, 9th Floor, Toronto Ontario, M5J 2Y1 (Fax: within North America: 1-866-249-7775; outside North America: 1-416-263-9524), not less than 48 hours (excluding Saturdays and holidays) before the time of the Meeting. The individuals named as proxyholders in the accompanying form of proxy are directors and officers of Ballard. A Registered Shareholder desiring to appoint a person or company (who need not be a shareholder) to represent him or her at the Meeting, other than the persons or companies named in the enclosed proxy, may do so by inserting the name of such other person or company in the blank space provided in the proxy.

     A proxy may be revoked by written notice executed by the Registered Shareholder or by his or her attorney authorized in writing or, where the Registered Shareholder is a company, by a duly authorized officer or attorney of that company, and delivered to:
  Computershare, at the address or fax number set out above, at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used;

  the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used; or

  the chair of the Meeting on the day of the Meeting and before any vote in respect of which the proxy is to be used is taken.
     A proxy may also be revoked in any other manner provided by law. Any revocation of a proxy will not affect a matter on which a vote is taken before such revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXIES

     If you complete and deposit your proxy properly, then the proxyholder named in the accompanying form of proxy will vote or withhold from voting the Shares represented by the proxy in accordance with your instructions. If you do not specify a choice on any given matter to be voted upon, your Shares will be voted in favour of such matter. The proxy grants the proxyholder the discretion to vote on amendments to or variations of matters identified in the Notice of Annual Meeting and with respect to other matters that may properly come before the Meeting.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

     As of the Record Date of April 13, 2010 we had 84,127,616 Shares issued and outstanding, each carrying the right to one vote. On a show of hands, every individual who is present as a Registered Shareholder or as a representative of one or more corporate Registered Shareholders, or who is holding a proxy on behalf of a Registered Shareholder who is not present at the Meeting, will have one vote, and on a poll, every Registered Shareholder present in person or represented by proxy and every person who is a representative of one or more corporate Registered Shareholders, will have one vote for each Share recorded in the Registered Shareholder’s name on the register of shareholders, which is available for inspection during normal business hours at Computershare and will be available at the Meeting.

     As of the Record Date, to the knowledge of our directors and executive officers, no person beneficially owns, controls or directs, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all issued and outstanding Shares carrying the right to vote in all circumstances.

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INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

     No one who has been a director or executive officer of ours at any time since January 1, 2009, or any of his or her associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of Shares or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

BOARD AND COMMITTEES

BOARD COMPOSITION AND NOMINATION PROCESS

     Our Management Development, Nominating & Compensation Committee ("MDNCC") conducts an annual process under which an assessment is made of the skills, expertise and competencies of the directors and is compared to our needs and the needs of the Board. This process culminates in a recommendation to the Board of individual nominee directors for election at our annual shareholders’ meeting.

     Directors are elected yearly at our annual shareholders’ meeting and serve on the Board until the following annual shareholders’ meeting, at which time they either stand for re-election or resign from the Board. If no meeting is held, each director serves until his or her successor is elected or appointed, unless the director resigns earlier. The Board has established director resignation guidelines, which set out the circumstances under which a director would be compelled to submit a resignation or be asked to resign.

MAJORITY VOTING POLICY

     The Board has adopted a policy which requires that any nominee for director who receives a greater number of votes "withheld" than "for" his or her election shall tender his or her resignation to the Board following our annual shareholders’ meeting, to take effect immediately upon acceptance by the Board. Upon receipt of such conditional resignation, the Corporate Governance Committee will consider the matter and, as soon as possible, make a recommendation to the full Board regarding whether or not such resignation should be accepted. After considering the recommendation of the Corporate Governance Committee, the Board will decide whether or not to accept the tendered resignation and will, not later than 90 days after the annual shareholders’ meeting, issue a press release which either confirms that they have accepted the resignation or provides an explanation for why they have refused to accept the resignation. The director tendering his or her resignation will not participate in any meeting of the Board or the Corporate Governance Committee at which the resignation is considered. Subject to any restrictions or requirements contained in applicable corporate law or Ballard’s constating documents, the Board may: (a) leave a resulting vacancy unfilled until the next annual shareholders’ meeting; (b) appoint a replacement director whom the Board considers merits the confidence of the shareholders; or (c) call a special meeting of shareholders to elect a replacement director who may be a person nominated by management. The policy does not apply in respect of any contested shareholders’ meeting, which is any meeting of shareholders where the number of nominees for director is greater than the number of directors to be elected.

BOARD MEETINGS

     The Board meets on a regularly scheduled basis and directors are kept informed of our operations at meetings of the Board and its committees, and through reports by and discussions with management. In 2009, in-camera sessions were held after each regularly scheduled Board meeting. The in-camera sessions consisted of all of the independent directors without the presence of management. The Chair of the Board chairs the in-camera session. In 2009, there were 5 regularly scheduled meetings of the Board and 2 extraordinary meetings scheduled on short notice in connection with changes to director remuneration and committee membership; and the acquisition by the Corporation of a controlling interest in Dantherm Power A/S. In addition, communications between the directors and management occur apart from regularly scheduled Board and committee meetings. The Board has set a minimum meeting attendance guideline of 70%. Non-compliance with this guideline by a director is one of the factors considered in his or her individual performance evaluation at the end of the year.

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COMMITTEES OF THE BOARD

     The Board has established three standing committees: (1) the Audit Committee; (2) the MDNCC; and (3) the Corporate Governance Committee. Each committee has been delegated certain responsibilities, performs certain advisory functions and either makes certain decisions or makes recommendations to the Board. Each committee chair reports on the activities of the committee to the Board following each committee meeting. None of the members of these committees are current or former officers or employees of ours, or any of our subsidiaries.

     In July 2009, in support of the Corporation's cost reduction initiatives, the Board decided to reduce the size of the standing committees. This was accomplished by providing that committee chairs no longer maintain membership on multiple committees. In order to maintain an adequate quorum on the Corporate Governance Committee following the departure of Mr. Kilroy from that Committee, Dr. Park joined the Committee at that time.

     The information below sets out the members of each of our standing committees and indicates the number of meetings that each committee held in 2009. After the Meeting, we will reconstitute all of the committees to reflect the newly elected Board.

Audit Committee

     The Audit Committee met 8 times during the financial year ended December 31, 2009. The members in 2009 were Ian A. Bourne, Edwin J. Kilroy (Chair), David B. Sutcliffe (ceased as of July 13, 2009), Mark A. Suwyn and Douglas W.G. Whitehead. All of the members of the Audit Committee are independent of our management in accordance with the applicable Canadian and United States securities laws and exchange requirements.

     For a more detailed description of the Audit Committee or to see the Audit Committee’s mandate, a copy of which is posted on our website, see the section entitled "Board Committees – Audit Committee" in our Annual Information Form dated March 15, 2010, which section is incorporated by reference into this Management Proxy Circular.

Management Development, Nominating & Compensation Committee

     The MDNCC met 6 times during the financial year ended December 31, 2009. The members in 2009 were Ian A. Bourne, Dr. C.S. Park, Dr. Geraldine B. Sinclair, David J. Smith (ceased as of July 13, 2009) and David B. Sutcliffe (Chair). All of the members of the MDNCC are independent of our management in accordance with the applicable Canadian and United States securities laws and exchange requirements.

     For a more detailed description of the MDNCC or to see the MDNCC’s mandate, a copy of which is posted on our website, see the section entitled "Board Committees – Management Development, Nominating & Compensation Committee" in our Annual Information Form dated March 15, 2010, which section is incorporated by reference into this Management Proxy Circular.

Corporate Governance Committee

     The Corporate Governance Committee met 5 times during the financial year ended December 31, 2009. The members in 2009 were Ian A. Bourne, Dr. C.S. Park (joined as of July 13, 2009), Edwin J. Kilroy (ceased as of July 13, 2009), Dr. Geraldine B. Sinclair and David J. Smith (Chair). All of the members of the Corporate Governance Committee are independent of our management in accordance with the applicable Canadian and United States securities laws and exchange requirements.

     For a more detailed description of the Corporate Governance Committee or to see the Corporate Governance Committee’s mandate, a copy of which is posted on our website, see the section entitled "Board Committees – Corporate Governance Committee" in our Annual Information Form dated March 15, 2010, which section is incorporated by reference into this Management Proxy Circular.

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CORPORATE GOVERNANCE

     Our Board and senior management consider good corporate governance to be central to our effective and efficient operation. We monitor corporate governance initiatives as they develop and benchmark industry practices to ensure that we are in compliance with corporate governance rules.

     Our corporate governance practices are reflected in our Corporate Governance Guidelines, which provide for director qualification standards, director responsibilities, the form and amount of director compensation, director orientation and continuing education, management succession planning and performance evaluation of the Board. A copy of the Corporate Governance Guidelines can be found on our website. We have also reviewed our internal control and disclosure procedures, and are satisfied that they are sufficient to enable our Chief Executive Officer and Chief Financial Officer to certify our interim and annual reports filed with Canadian securities regulatory authorities, and to certify our annual reports filed with or submitted to the SEC.

     In addition, we have set up a process for shareholders to communicate to the Board, the details of which can be found on our website. A summary of shareholder feedback is provided to the Board through a semi-annual report.

     For a more detailed description of our corporate governance policies and practices, see the section entitled "Corporate Governance" in our Annual Information Form dated March 15, 2010, which section is incorporated by reference into this Management Proxy Circular.

EQUITY BASED COMPENSATION PLANS

     In 2009, the Corporation adopted two equity-based compensation plans approved by our shareholders at the 2009 Annual Meeting to supersede and replace the prior nine equity compensation plans as follows:

(a)	a consolidated share option plan (the "Option Plan") to supersede and replace four prior option plans; and

(b)	a consolidated share distribution plan (the "SDP") to supersede and replace five prior SDPs.

     Set out in Appendix "A" is a discussion of the principal terms of the Option Plan. Set out in Appendix "B" is a discussion of the principal terms of the SDP.

     The Corporation also adopted a plan, administered by an independent trustee, for the purchase of Ballard Shares on the open market for the redemption of RSU awards (the “Market Purchase RSU Plan”). The independent trustee makes these open market purchases through the facilities of the TSX, and holds the purchased Shares in escrow until the restriction period is complete and any performance criteria have been satisfied. This plan is consistent with the overall move away from the historical practice of using treasury shares for this purpose.

COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

     This section of this Management Proxy Circular contains a discussion of the elements of compensation earned by our "Named Executive Officers", who are listed in the Summary Compensation Table below: John W. Sheridan (President and Chief Executive Officer), Dave S. Smith(1) (former Vice President and Chief Financial Officer), Bruce Cousins(2) (Vice President and Chief Financial Officer), Noordin Nanji (former Vice President, Corporate Strategy and Development), Christopher J. Guzy (Vice President and Chief Technical Officer) and Michael Goldstein(3) (Vice President and Chief Commercial Officer).
____________________

(1)	Mr. Smith resigned as Vice President and Chief Financial Officer on January 30, 2009.

(2)	Mr. Cousins was appointed Vice President and Chief Financial Officer on April 6, 2009.

(3)	Mr. Goldstein was appointed Vice President and Chief Commercial Officer on April 27, 2009.

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Objectives of Our Executive Compensation Program

     The structure of our executive compensation program is designed to compensate and reward executives appropriately for driving superior performance. For our Named Executive Officers, a significant portion of their total direct compensation is "at risk" and tied closely to the success of the Corporation’s short and long-term objectives. "At risk" means that the executive will not realize value unless specified goals, many of which are directly tied to the Corporation’s performance, are achieved or the price at which our common shares are traded on the TSX or NASDAQ appreciates. In 2009, these performance goals, and resulting compensation awards, were largely focused on the Corporation’s key business drivers including growing revenue, increasing product shipments, reducing product costs, development of the FCgen™-1300 product and reducing annual operating cash consumption. This compensation philosophy puts a strong emphasis on pay for performance, and uses equity awards as a significant component in order to correlate the long-term growth of shareholder value with management’s most significant compensation opportunities. The strategic goals of the Corporation are reflected in the incentive-based executive compensation programs so that executives’ interests are aligned with shareholders interests.

Philosophy and Objectives

     Our philosophy and objectives regarding compensation are to:

(a)	attract and retain experienced, qualified, capable executive officers by paying salaries which are competitive in the markets in which we compete for executive talent;

(b)	motivate short and long-term performance by directly linking annual bonuses to performance; and

(c)	link our executive officers' interests with those of our shareholders by providing our executive officers with equity-based compensation, requiring them to comply with minimum share ownership guidelines and build a sustained ownership position.

How Executive Compensation is Determined

     The MDNCC is charged, on behalf of our Board, with reviewing and approving executive officers’ benefit policies and compensation plans, including our annual bonus plan and our long-term equity-based compensation plans. As part of its mandate, the committee approves and recommends to the Board the appointment of our executive officers. The committee also reviews and approves the amount and form of their compensation, their development and succession plans, and any significant organizational or management changes. The committee retains independent compensation consultants for professional advice and as a source of competitive market information. In 2009, the committee directly retained Towers Perrin to provide independent compensation analysis and advice specifically related to Ballard executive compensation items. The committee also seeks the advice and recommendations of our President and Chief Executive Officer with respect to the compensation of our other executive officers. The President and Chief Executive Officer does not participate in the portions of the committee discussions that relate directly to his personal compensation.

Executive Pay Mix and the Emphasis on "At Risk" Pay

     We place emphasis on performance by having a significant proportion of our executive officers’ total annual compensation linked to corporate and individual performance. For 2009, an average of 55% of the annual compensation earned by each of our Named Executive Officers(1) came from "at risk", variable, performance-related compensation containing inherent market performance risk, where annual compensation includes base salary, annual bonus and equity-based long-term incentives (including share options and RSUs).
____________________

(1)	Mr. Smith was not included as a Named Executive Officer for the purposes of calculating “at risk” compensation, as he resigned as Vice President and Chief Financial Officer on January 30, 2009 and did not receive any variable, performance-related compensation.

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The Use of Benchmarking

     Our overall compensation objective is to pay executives on average at the 50th percentile of the comparator group for full achievement of performance goals. Over-achievement or under-achievement will result in being over or under the average.

     In 2008, the MDNCC, working with Towers Perrin, updated the comparator companies contained within the Corporation’s compensation comparator group to better reflect the Corporation’s business size and market focus following the divestment of the automotive business in January 2008. A new list of comparator companies was reviewed and accepted by the committee, which selected the group of comparators ensuring a suitable mix of Canadian and United States companies exhibiting a growth oriented mix of revenues, employee base, asset base, market capitalization and market focus. This comparator group comprised the primary source of compensation data for review of the Corporation’s market competitiveness. The committee reviews the composition of the comparator company list on an annual basis.

     The committee compares each executive officer’s annual salary, target annual incentive bonus and long-term incentive compensation value, both separately and in the aggregate, to amounts paid for similar positions at comparator group companies. As noted above, the committee’s practice is to target annual total direct compensation for each executive at approximately the 50th percentile among the comparator group companies.

     The Corporation’s current comparator group is:

Canadian Companies(2)	United States Companies
Gennum Corporation	American Superconductor Corp.
MacDonald Dettwiler and Associates Ltd.	Clean Energy Fuels Corp.
QLT Inc.	Comverge Inc.
Sierra Wireless Inc.	Energy Conversion Devices Inc.
Westport Innovations Inc.	Evergreen Solar Inc.
FuelCell Energy Inc.
Maxwell Technologies Inc.
PMC-Sierra Inc.
Plug Power Inc.
Power Integrations Inc.

Current Executive Compensation Elements

     Our compensation program for our executive officers has three primary components:

(a)	annual salary;

(b)	annual incentives (bonus); and

(c)	equity-based long-term incentives comprised of awards that may be issued under our Option Plan or under the Market Purchase RSU Plan.

Annual Salary

     The MDNCC approves the annual salary of our executive officers. Salary guidelines and salary adjustments for our executive officers are considered with reference to:

(a)	comparative market assessments performed by external compensation consultants;
____________________

(2)	Xantrex Technology was removed from the Canadian comparator group in 2009 following its acquisition by Schneider Electric.

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          (b) the experience and qualifications of each executive officer;

          (c) the individual performance of each executive officer; and

          (d) the roles and responsibilities of each executive officer.

     The Corporation chooses to pay this element of compensation, because the Corporation’s view is that a competitive base salary is a necessary element for attracting and retaining qualified and experienced executive talent.

     The Corporation’s decisions about this element of compensation and its annual level impacts decisions about the level of target annual incentive an executive might receive, but only in the sense that the incentive bonus target is set as a percentage of annual salary.

     In 2009, there were no annual salary increases for the Named Executive Officers. As an austerity measure, in August 2009, the full-time Named Executive Officers voluntarily accepted a temporary 10% reduction in base salary, consistent with the Corporation's overall cost reduction efforts.

Annual Bonus for Executive Officers

     The MDNCC reviews and approves the annual bonus for each executive officer based on the recommendations of our President and Chief Executive Officer in accordance with the factors described in the foregoing section. Ballard has historically paid the annual bonus in Shares or in DSUs. Starting with 2009 performance awards, the Corporation commenced the payment of annual bonuses for our Named Executive Officers in cash. This change is consistent with the overall move away from the use of treasury shares for compensation purposes and the changes approved by shareholders in 2009 related to the consolidation and funding of the Corporation's share and option based plans.

     The annual target bonus for executive officers (excluding the President and Chief Executive Officer) was set at 70% of base salary in 2009. This bonus target had been reduced in 2008 to 70% from 75% in 2007 (this reduction followed a similar reduction in the target bonus level of 5% from 2006 levels to better align annual incentive levels to market levels relative to the Corporation’s comparator group). Each executive officer’s actual 2009 bonus was based on a combination of his individual performance and our corporate performance relative to goals, as discussed below under the section entitled "Methodology for Determining Annual Incentives".

     The Corporation maintains an annual bonus program in order to motivate short and long-term performance by directly linking annual bonuses to the performance and progress of the Corporation.

     The Corporation’s decisions about this element of compensation do not directly affect decisions about any other element of the Corporation’s compensation program.

     For a full discussion of annual incentive compensation for our President and Chief Executive Officer, see the section entitled "Chief Executive Officer Compensation". The section below entitled "Methodology for Determining Annual Incentives" applies equally to the President and Chief Executive Officer as it does to the other executives.

Methodology for Determining Annual Incentives

     The actual annual bonus for each executive officer is determined by the MDNCC on the basis of the following formula:

annual base salary x target bonus percentage x individual performance multiplier x corporate multiplier.

     The corporate multiplier is determined by the MDNCC and approved by the Board with reference to achievement against the corporate goals set out in a Corporate Performance Scorecard approved by the MDNCC and the Board prior to the commencement of the year (in December 2008 for the 2009 fiscal year). Each corporate performance goal on the scorecard is assigned a relative weighting in terms of importance to annual performance and growth of the Corporation, as well as a range of targeted outcomes, such that below a certain performance level the contribution of that goal to the overall corporate multiplier is zero. One of the goals set at the start of the year related to Unit Shipments of FCgen™-1030 cogeneration stacks to Ebara Ballard Corporation in Japan. Following the Corporation's strategic decision in mid-year to exit the Ebara Ballard Corporation joint venture, the Board decided to refine the performance criteria replacing the unit shipment goal with a qualitative assessment of corporate performance based on preparing for and implementing the Corporation's subsequent strategic decision to exit the Ebara Ballard Corporation joint venture.

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      The 2009 Corporate Performance Scorecard had 15 key elements. Goals related to the successful implementation of the Ebara Ballard Joint Venture exit, Fuel Cell Cost Targets associated with the FCgen™-1020ACS product, On-Time delivery of Manufacturing Orders, the EBITDA target for our Carbon Fibre Materials division and Working Capital Targets were all exceeded and received between 100% to 150% scoring in the overall corporate multiplier.

     Targets related to FCgen™-1300 product development goals and Fuel Cell Cost Targets associated with the FCvelocity™-9SSL product were met and received between 90% to 100% scoring in the overall corporate multiplier.

     Targets related to total Revenue, overall EBITDA, Fuel Cell Shipments to the Back-Up Power and Material Handling markets, Revenue and EBTIDA targets for the bus market segment, EBITDA target for the supporting Automotive business segment, and Operation Cash Consumption were not met and received 0% scoring in the overall corporate multiplier.

     The overall corporate multiplier for 2009, as reviewed and agreed to by the MDNCC and the Board, based on achievement relative to these corporate goals, was 53%.

     Given the nature of the corporate performance multiplier, for any particular year the corporate performance multiplier is not determined until our annual financial statements for that particular financial year are complete. However, notwithstanding that the corporate performance multiplier is not determined, and the annual bonus based thereon is not paid until the first quarter following each particular financial year, in our summary compensation table we report the annual bonus for each particular financial year as if it had been determined and paid in the particular financial year.

     A discussion of the annual base salary, target bonus percentage and corporate multiplier components of this annual incentive formula for each executive officer is set out above. The individual performance multiplier is determined with reference to achievement against the individual goals set for each executive officer, with an individual performance multiplier greater than 100% being awarded for superior performance against these goals, and an individual performance multiplier of less than 100% being awarded for substandard performance against these goals. Individual goals are set for individual executive officers by the Chief Executive Officer and are based on agreed-upon objective/identifiable measures relative to their respective functional accountabilities, which are aligned to the corporate performance goals. Our Named Executive Officers’ individual performance multipliers for 2009 ranged from 80% to 130%.

     Mr. Cousins was appointed Chief Financial Officer on April 6, 2009. Mr. Cousins has met his overall performance goals for his CFO role, related to financial operations, administration, investor relations and information technology since the date of his appointment. In addition he provided strong leadership on key initiatives including the re-setting of the cost base and two key transactions to augment the Company’s cash reserves (the Ford Share Purchase Agreement monetization and the head office building sale-leaseback).

     Mr. Nanji’s role changed from the Chief Customer Officer role that he held in 2008, with responsibilities for Sales, Marketing and Business Development responsibilities, to a part-time, one year transitional role that completed on December 31, 2009. This transitional role was part of Mr. Nanji’s plan to leave Ballard after over 10 years of service, to pursue new career opportunities. In his transitional role, he assisted the CEO and the new Chief Commercial Officer on a number of projects, with a primary focus on strategic matters, including the exit from the Ebara Ballard joint venture business in Japan. He left the Company as planned on December 31, 2009.

     Mr. Guzy’s primary responsibilities for 2009, in his role of Vice President and Chief Technology Officer, were in research programs, product development and project implementation. Research programs met all key goals, including securing a significant increase in external funding from government sources. While the major development programs, including FCgen™-1300 product development and the BC Transit and First Energy implementation activities were effectively executed, several milestones were missed, largely related to external factors.

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     Mr. Goldstein was appointed Vice President and Chief Commercial Officer on April 27, 2009. Mr. Goldstein initiated key programs in 2009 to build strong organizational capabilities, enhanced sales training and funnel management processes and heightened the business focus on distributed generation business opportunities. Other than revenue results, which fell short of the goals due to the external environment, key goals were delivered in 2009. In addition, Mr. Goldstein played a key role in the architecture and negotiation of the Dantherm Power acquisition.

     Mr. Smith resigned as Vice President and Chief Financial Officer on January 30, 2009 and did not receive an annual bonus for 2009.

Long Term Incentives

     We provide our executive officers with equity-based long-term incentives through the Option Plan, Market Purchase RSU Plan and the SDP. These plans are designed to reinforce the connection between executive officer remuneration and our performance by motivating and rewarding participants for improving our long-term financial strength and enhancing shareholder value, and also providing retention value to executives. With respect to equity-based long-term compensation awards for our executive officers, individual performance and future contribution expectations are taken into account in determining the award. In 2009, the President and Chief Executive Officer recommended to the MDNCC a value amount in dollars for each Named Executive Officer which considered the previous comparator company study by Towers Perrin, and the current share price and total options and shares available for issuance under the Option Plan and SDP, which was approved for each executive: see the amounts set out under “Share-Based Awards” and “Option-Based Awards” in our Summary Compensation Table. Approximately 55% of this value amount was then converted to RSUs at the then current market price by dividing the dollar value by the closing share price on either the TSX or NASDAQ on the award date. Approximately 45% of this value amount was converted to options by dividing the dollar value by the Black-Scholes value of a Ballard option on the award date. These options were then priced at the closing share price on the day prior to the award date.

     A new hire Long Term Incentive award consisting of both options and RSUs was given to each Mr. Cousins and Mr. Goldstein upon their appointment as executives to the Corporation in April 2009.

     This element of compensation and the Corporation’s decisions about this element fit into the Corporation’s overall compensation objectives in that they link our shareholders’ interests with those of our executive officers by providing our executive officers with equity-based compensation, and requiring them to comply with minimum share ownership guidelines.

     The Corporation’s decisions about this element of compensation do not affect decisions about any other element of the Corporation’s compensation.

Share Options

     Share options are granted annually in respect of approximately 50% of the long-term compensation to be provided to an executive. As a result, previous grants of Share options are not generally taken into account when making new grants. The actual number of Share options granted is determined by dividing the dollar value of the portion of the long-term incentive to be satisfied though an option grant by the Black-Scholes value of a Ballard option on the award date.

     Under our Option Plan:

(a)	the exercise price of each option is determined by the Board, but must not be less than the closing price per Share on the TSX on the last trading day before the date the option is granted; and

(b)	each option may be exercised by the holder in respect of up to one-third of the Shares subject to the option on or after the first, second and third anniversary of the effective date of the option on a cumulative basis.

     Share options are typically granted for a term of seven years.

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     As an austerity measure, reflecting the economic climate and lower share price levels, the target dollar value of 2009 Share Options was reduced by approximately 30% from 2008 levels.

Restricted Share Units

     Employees and executive officers are eligible to receive new RSU awards under the Market Purchase RSU Plan, which provides for vesting over periods of up to three years and awards may be subject to certain performance criteria, as determined by the Board upon the recommendation of the MDNCC. Redemption of these RSUs is satisfied with Shares bought under the Market Purchase RSU Plan.

     The amount of the long-term incentive that is awarded to each executive officer is typically determined in the first quarter of each financial year, in conjunction with the determination of that executive officer’s annual bonus for the prior financial year. Since the long-term incentive is tied to future (as opposed to past) corporate performance, in our summary compensation table we report the grant of the long-term incentive in the “Share-Based Awards” column and the “Option-Based Awards” column for the particular year in which they were actually granted. The year-end values of unexercised or unvested Share options and RSUs, and the vesting during the year of Share options and RSUs are reported in the tables under the heading “Incentive Plan Awards”.

New Issuances

     As an austerity measure, reflecting the economic climate and lower share price levels, the target dollar value of 2009 RSU awards was reduced by approximately 30% from 2008 levels.

     On March 23, 2009, 203,500 RSUs were issued to all then full-time Named Executive Officers, including the President and Chief Executive Officer. For all our executive officers who received an award on that date, the RSU awards included a performance criteria achievement goal of a minimum corporate multiplier in 2009 of 75% (see the section above entitled "Methodology for Determining Annual Incentives" for a description of the determination of the 2009 corporate multiplier).

     During 2009, to better align executive compensation with long-term performance and shareholder interests, the MDNCC and Board decided to move from awarding RSU grants with first-year performance criteria to RSU grants with multi-year performance criteria. RSU performance criteria now apply across all 3 years of the award, with partial vesting of awards in each year subject to meeting the required performance criteria. This new methodology was applied to these 2009 awards and the Corporation intends to apply this methodology to future awards. As the 2009 performance criteria (minimum corporate multiplier in 2009 of 75%) was not achieved, the first third of these awards expired and will not be redeemed.

     Mr. Cousins and Mr. Goldstein each received a grant of RSUs as part of their new hire award. These RSU awards were subject to time vesting only over 3 years. Mr. Cousins received 57,142 RSUs on April 30, 2009 and Mr. Goldstein received 59,829 RSUs on May 5, 2009.

Redemptions

     On March 4, 2009, 35,730 RSUs reached the end of their restriction period and after statutory withholdings, 20,116 RSUs were redeemed into Shares, representing one-third of the 2008 annual RSU long-term incentive award granted to Mr. Sheridan on May 12, 2008 and to Mr. Guzy, and Mr. Nanji on February 21, 2008. These RSUs were redeemed into Shares following the Board’s confirmation that the performance criteria (>75% achievement of the corporate multiplier in 2008) was met. The remaining two-thirds of the RSU award will be issued to each executive officer in 2010 and 2011, provided they remain employed by the Corporation on the respective redemption dates. Also on March 4, 2009, 24, 286 RSUs reached the end of their restriction period and after statutory withholdings, 13,673 RSUs were redeemed into Shares, representing one-third of the 2007 annual RSU long-term incentive award to Mr. Sheridan, Mr. Guzy and Mr. Nanji, the performance criteria already having been met.

     On March 9, 2009, 183,553 RSUs reached the end of their restriction period and after statutory withholdings,103,340 RSUs were redeemed into Shares to Mr. Sheridan, Mr. Guzy and Mr. Nanji upon completion of the time period and satisfactory completion of the performance criteria related to RSUs awarded to these executives in March 2006. The awards were three-year cliff vesting awards that required satisfaction of Operating Cash Consumption targets in each of 2006, 2007 and 2008. The MDNCC and the Board evaluated achievement against the established target and authorized the redemption of the RSUs into Shares.

24

     As approved by the Board, as part of his transition plan, Mr. Nanji had the remaining 20,235 RSUs issued to him in 2007 and 2008 redeemed into 11,392 Shares (net of statutory withholdings) on August 27, 2009, the performance criteria already having been met.

Chief Executive Officer Compensation

     Mr. Sheridan was appointed President and CEO by the Board on February 22, 2006. When appointed, his base salary at that time was fixed at US$506,402(3) per year. The CEO base salary has been frozen since that time, other than a 10% voluntary temporary reduction in August, 2009. This base salary reduction from August until year end 2009, was volunteered as an austerity measure in support of cost reduction initiatives that were being implemented across the Company.

     Mr. Sheridan is entitled to receive an RRSP contribution (US$20,065(4) in 2009), but changes to the corporate RRSP program will mean a relative reduction by 50% of this benefit in 2010 and require a matching contribution from Mr. Sheridan). Mr. Sheridan is also entitled to receive company paid insurance premiums (US$1,931(5) in 2009).

     Mr. Sheridan’s target bonus for 2009, as detailed below was equal to 90% of his annual base salary. This level of target bonus has been reduced from 100% in 2007. Mr. Sheridan’s bonus for 2009 was determined by the MDNCC on the basis of corporate financial and operational performance reflected in the Corporate Performance Scorecard rating, plus performance relative to the CEO’s individual goals for 2009, as approved by the Board. The goals and the respective performance achievement are outlined below.
  Development of comprehensive strategic plan, with trajectory & enabling key performance indicators for EBITDA break-even in near term & strong EBITDA growth in the medium term. This goal was met, as reflected in the 2009 Strategic Plan and 2010 Annual Operating Plan, approved by the Board.

  Resolution of Ebara Ballard joint venture strategic issues, with respect to investment, customer and partner alignment. This goal was met, with the smooth exit from the problematic Ebara Ballard joint venture, with no financial encumbrances and the retention of key business relationships.

  Strengthen leadership through recruitment of Chief Commercial Officer & Chief Financial Officer, targeted development & succession planning initiatives. This goal was met with successful transitions with respect to key executive departures, new executive appointments and the refinement of succession plans and other initiatives.

  Navigation of macroeconomic crises, through mitigation & exploitation plans, for unfolding risks & opportunities. This goal was exceeded, through the identification and delivery of key new initiatives that strengthened Ballard’s balance sheet and the Company’s growth capabilities. This included achievements relative to re-setting the Company’s cost base, monetization of the Ford Share Purchase Agreement, the sale-leaseback transaction, and the Dantherm Power acquisition.
     These individual goals were purposely not weighted in advance so that the Board could retain the flexibility to assess the overall individual performance of Mr. Sheridan after reviewing all aspects of performance for the full year, without the constraint of a pre-set weighting on any particular goal.
____________________

(3)	Mr. Sheridan’s salary is payable in Canadian dollars (C$530,000) and was converted into United States dollars for the purpose of the disclosure above using the Bank of Canada noon rate of exchange on December 31, 2009.
(4)	RRSP contribution was paid in Canadian dollars (C$21,000) and was converted into United States dollars for the purpose of the disclosure above using the Bank of Canada noon rate of exchange on December 31, 2009.
(5)	Insurance premiums were paid in Canadian dollars (C$2,021) and were converted into United States dollars for the purpose of the disclosure above using the Bank of Canada noon rate of exchange on December 31, 2009.

25

     After assessing the above achievements relative to the goals, the Board approved an individual performance multiplier of 140%. Applying this individual multiplier and the corporate multiplier of 53% (determined in accordance with the corporate multiplier methodology set forth in the section entitled "Methodology for Determining Annual Incentives"), to Mr. Sheridan’s target bonus for 2009 of 90% of base salary, resulted in a bonus payment to Mr. Sheridan of US$338,175(6) for the fiscal year ended December 31, 2009.

     The total value of Mr. Sheridan's compensation in 2009 was US$1,169,163.

     On March 4, 2009, the Board approved the recommendation by the MDNCC and Mr. Sheridan was granted a long-term incentive award, equivalent at the time of grant to a total value of US$299,492. On March 5, 2009 a total of US$115,242 was converted to options in respect of 177,295 Shares (at an exercise price of CDN$1.34 per Share). On March 23, 2009, following the establishment of the Market Purchase RSU Plan, Mr. Sheridan received a RSU award of US$184,250 (137,500 RSUs at a price of CDN$1.40 per Share). These awards formed Mr. Sheridan’s 2009 long-term incentive package, and the overall value and equity mix was approved by the MDNCC and the Board following consultations with Towers Perrin. Consistent with other Named Executive Officers, the RSU award had performance criteria and time vesting as described above in the Restricted Share Units – New Issuances section, and the share options were granted with a 7-year term, with one-third of the options vesting at the end of each of the first three years.

Termination and Change of Control Benefits

     For a description of the termination and change of control benefits under Ballard's employee contracts and equity compensation plans for the President & CEO and other Named Executive Officers, see the section entitled "Termination and Change of Control Benefits" below.

Perquisites

     In addition to cash and equity compensation, the Corporation provides Named Executive Officers with certain personal benefits, consistent with similar benefits coverage within the comparator group. These benefits include a car allowance, medical benefits program, long and short-term disability coverage, life insurance, an annual medical and a financial planning allowance.

Retirement Benefits

     In 2009, each Named Executive Officer received an RRSP contribution from the Corporation, equal to the maximum amount allowable under the Income Tax Act (Canada). In 2009, this amount was US$20,065(7), pro-rated for Mr. Cousins, Mr. Smith and Mr. Goldstein based on the portion of the full year they were employed by the Corporation. None of the Named Executive Officers participate in a Corporation-sponsored Defined Benefits Plan, Defined Contribution Plan, or Supplemental Executive Retirement Plan, nor do they receive contributions to any such plan on their behalf from the Corporation. In 2009, the Corporation made changes to its overall RRSP program for 2010 and beyond. Moving forward, each executive will be required to make a matching contribution to receive an RRSP benefit. As a result of these changes, the maximum benefit each executive can receive is up to 50% of the maximum amount allowable under the Income Tax Act (Canada), based on the executive making an equal matching contribution.

Total Executive Officer Compensation

     The total value of the compensation of the Chief Executive Officer together with all of the other Named Executive Officers (as defined below in the section entitled "Executive Compensation") was US$3,842,113(8).
____________________

(6)	Mr. Sheridan’s bonus was paid in Canadian dollars (C$353,934) and was converted into United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2009.
(7)	RRSP contributions were paid in Canadian dollars (C$21,000) and were converted into United States dollars for the purpose of the disclosure above using the Bank of Canada noon rate of exchange on December 31, 2009.
(8)	The majority of compensation was paid in Canadian dollars and the aggregate amount paid was converted into United States dollars for the purpose of the disclosure above using the Bank of Canada noon rate of exchange on December 31, 2009.

26

Minimum Share Ownership Guidelines

     We established executive officer minimum share ownership guidelines in 2003, which obligate each executive officer to own a minimum number of our Shares. Those guidelines were modified by our Board in December 2007 to increase the minimum share ownership requirements for our executive officers.

     For current executive officers other than the President and Chief Executive Officer, a new minimum share ownership guideline(9) was established requiring the executive officers to acquire a number of Shares, equal to the lesser of:

(a)	the number of Shares with a fair market value equal to the executive officer’s annual base salary; or

(b)	35,300 Shares.

     In 2006, the policy for the President and Chief Executive Officer was reviewed and the equity ownership requirement for the President and Chief Executive Officer was increased such that the minimum share ownership guideline is equal to the lesser of:

(a)	the number of Shares that have a fair market value of three times the President and Chief Executive Officer’s base salary; or

(b)	181,903 Shares.

     For the purposes of this section, the "fair market value" is defined as the closing price of our Shares as listed on the TSX on the date of review of the guideline. All executive officers have met or are on track to achieve the applicable guidelines.
____________________

(9)	For executive officers other than the President and Chief Executive Officer who were employed as at December 2007, the time for acquiring the new minimum share ownership level has been extended by three years for a total of eight years. For executive officers hired after December, 2007, the minimum number of Shares must be acquired over a five-year period. For the President and Chief Executive Officer, the share acquisition period is five years from the date of hire.

27

PERFORMANCE GRAPH

     The following graph compares the total cumulative return to a shareholder who invested $100 in our Shares on December 31, 2004, assuming reinvestment of dividends, with the total cumulative return of $100 on the NASDAQ Composite Index for the last five years.

	2004 (Dec 31)	2005 (Dec 31)	2006 (Dec 31)	2007 (Dec 31)	2008 (Dec 31)	2009 (Dec 31)
	($)	($)	($)	($)	($)	($)
Ballard	100	62	84	78	17	28
NASDAQ	100	101	111	122	72	104
Composite
Index

     The trend shown by this graph does not reflect the trend in the Corporation’s compensation to its Named Executive Officers.

28

EXECUTIVE COMPENSATION

     The following table summarizes the compensation paid for the fiscal years ended on December 31, 2008 and December 31, 2009 to our Named Executive Officers(1). The 2008 compensation figures have been restated using the same foreign exchange rate as the 2009 figures to provide a meaningful year-on-year comparison.

Summary Compensation Table
				Long-Term Incentives
				Share-Based	Option-Based	All Other	Total
Name and Principal		Salary(4)	Bonus(5)	Awards(6)	Awards(7)	Compensation(8)	Compensation
Position	Year	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
John W. Sheridan(2)	2009	488,872	338,175	184,250	115,242	42,624	1,169,163
President and Chief Executive	2008	506,402	650,827	1,670,264 (9)	238,861	45,910	3,112,264
Officer
Bruce Cousins(3)	2009	194,807	107,142	133,714	206,500	57,365	699,528
Vice President and Chief	2008	0	0	0	0	0	0
Financial Officer
Dave S. Smith(3)	2009	39,873	0	0	0	33,767	73,640
Former Vice President and	2008	296,197	211,485	114,567	114,468	49,229	785,946
Chief Financial Officer
Noordin Nanji	2009	245,880	132,007	0	0	88,504	466,391
Former Vice President,	2008	284,437	200,456	114,567	114,468	39.009	752,937
Corporate Strategy and
Development
Christopher J. Guzy	2009	285,945	87,911	88,440	55,316	40,981	558,593
Chief Technical Officer	2008	296,197	274,931	114,567	114,468	57,553	857,716
Michael Goldstein	2009	217,848	116,742	134,017	211,750	194,441	874,798
Vice President and Chief	2008	0	0	0	0	0	0
Commercial Officer
____________________

(1)	Glenn Kumoi departed as Vice President, Human Resources, Chief Legal Officer and Corporate Secretary effective August 14, 2009. His total compensation for 2009, including his lump sum severance payment was $630,235 converted into United States dollars using the Bank of Canada noon rate of exchange on December 31, 2009.

(2)	Mr. Sheridan is also a director, but receives no compensation for his service as a director.

(3)	Mr. Smith resigned as Vice President and Chief Financial Officer effective January 30, 2009. Jay Murray was appointed Acting Chief Financial Officer effective January 30, 2009 following Mr. Smith’s resignation. Bruce Cousins was appointed Vice President & Chief Financial Officer effective April 6, 2009.

(4)	Salary of each of the Named Executive Officers was paid in Canadian dollars. The Canadian dollar amounts for 2009 were C$511,654, C$203,885, C$41,731, C$257,337, C$299,270 and C$228,000 for Messrs. Sheridan, Cousins, Smith, Nanji, Guzy and Goldstein, respectively. Note that each full-time Named Executive Officer voluntarily accepted a temporary 10% base salary cut starting in August 2009. The Canadian dollar amounts for 2008 were C$530,000, C$310,000, C$297,692, C$310,000 for Messrs. Sheridan, Smith, Nanji and Guzy, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of the table above using the Bank of Canada noon rate of exchange on December 31, 2009.

(5)	The bonus of each of the Named Executive Officers was paid in Canadian dollars. The Canadian dollar amounts for 2009 were C$353,934, C$112,135, C$0, C$138,159, C$92,008 and C$122,183 for Messrs. Sheridan, Cousins, Smith, Nanji, Guzy and Goldstein, respectively. The Canadian dollar amounts for 2008 were C$681,156, C$221,340, C$209,797 and C$287,743 for Messrs. Sheridan, Smith, Nanji and Guzy, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of the table above using the Bank of Canada noon rate of exchange on December 31, 2009.

(6)	Represents the total fair market value of RSUs issued to each Named Executive Officer during the 2008 and 2009 fiscal years. This amount is based on the grant date fair market value of the award, which equals the closing price of the Shares on the TSX on the date of issuance of the award. Fair value is determined in accordance with Section 3870 of the CICA Handbook (accounting fair value) is recorded as compensation expense in the statement of operations on a straight-line basis over vesting periods of one to three years. There is no difference in Canadian dollars between the grant date fair market value of the award and the accounting fair value. The Canadian dollar amounts were converted into United States dollars for the purpose of the table above using the Bank of Canada noon rate of exchange on December 31, 2009.

As noted above, a dollar value is approved for the long term incentive awarded to each executive and 55% of this amount is awarded in the form of RSUs with the remaining 45% being awarded in the form of Share options in 2009. In 2008, 50% of this amount was awarded in the form of RSUs with the remaining 50% being awarded in the form of Share options. The number of RSUs awarded is equal to the dollar amount of the award divided by the fair market value of the Shares at the time of issuance (based on the closing price of the Shares on the TSX on the date of issuance). The number of RSUs issued to each Named Executive Officer in respect of the fiscal years ended December 31, 2008 and December 31, 2009 is as follows:

29

			Fair Market Value
Named Executive		RSUs	of a Share	Total
Officer	Year	(#)	(US$)(A)	(US$)
John W. Sheridan	2009	137,500	1.34	184,250
	2008	419,664	3.98	1,670,264
Bruce Cousins	2009	57,143	2.34	133,714
	2008	0	0	0
Dave S. Smith	2009	0	0	0
	2008	23,622	4.85	114,567
Noordin Nanji	2009	0	0	0
	2008	23,622	4.85	114,567
Christopher J. Guzy	2009	66,000	1.34	88,440
	2008	23,622	4.85	114,567
Michael Goldstein	2009	59,829	2.24	134,017
	2008	0	0	0
_______________________

(A)	The fair market value of a Share has been calculated using the Canadian dollar closing price of the Shares underlying the RSUs on the TSX on the date of issuance. The Canadian dollar amounts were converted to United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2009.

(7)	Represents the total of the fair market value of options to purchase our Shares issued under the Option Plan granted to each Named Executive Officer during each fiscal year. There were no options that were amended or modified during 2008 or 2009. This amount is based on the grant date fair market value of the award determined using the Black-Scholes valuation model using the following key assumptions: expected life of 5 years, expected volatility of 60% and risk free interest rate of 2% for 2009 and expected life of 7 years, expected volatility of 46% and risk free interest rate of 4% for 2008. Accounting fair value is recorded as compensation expense in the statement of operations on a straight-line basis over the vesting period. There is no difference in Canadian dollars between the grant date fair market value of the award determined using the Black-Scholes valuation model and accounting fair value determined in accordance with s.3870 of the CICA Handbook (accounting fair value). The Canadian dollar amounts were converted into United States dollars for the purpose of the table above using the Bank of Canada noon rate of exchange on December 31, 2009.

As noted above, a dollar value is approved for the long term incentive awarded to each executive and 55% of this amount is awarded in the form of RSUs with the remaining 45% being awarded in the form of Share options. In 2008, 50% of this amount was awarded in the form of RSUs with the remaining 50% being awarded in the form of Share options. The number of Share options awarded is equal to the dollar amount of the award divided by the fair market value of the Shares at the time of issuance (based on the closing trading price of the Shares on the TSX on the day prior to issuance). The number of Share options issued to each Named Executive Officer in respect of the fiscal years ended December 31, 2008 and December 31, 2009 is as follows:

Option-Based Awards
			Black-Scholes Value of Shares
		Shares Under	Underlying Options on Date of
Named Executive		Options	Grant	Fair Market Value
Officer	Year	(#)	(US$/Share)(A)	(US$)
John W. Sheridan	2009	177,295	0.65	115,242
	2008	123,762	1.93	238,861
Bruce Cousins	2009	175,000	1.18	206,500
	2008	0	0	0
Dave S. Smith	2009	0	0	0
	2008	42,553	2.69	114,468
Noordin Nanji	2009	0	0	0
	2008	42,553	2.69	114,468
Christopher J. Guzy	2009	85,101	0.65	55,316
	2008	42,553	2.69	114,468
Michael Goldstein	2009	175,000	1.21	211,750
	2008	0	0	0
_______________________

(A)	The fair market value of a Share has been calculated using the Canadian dollar closing price of the Shares underlying the options on the TSX on the date of issuance. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2009.

(8)	All Other Compensation was actually paid in Canadian dollars. The Canadian dollar amounts for 2009 were C$44,610, C$60,038, C$35,341, C$92,628, C$42,890 and C$203,501 for Messrs. Sheridan, Cousins, Smith, Nanji, Guzy and Goldstein, respectively. The Canadian dollar amounts for 2008 were C$48,051, C$51,524, C$40,828 and C$60,235 for Messrs. Sheridan, Smith, Nanji and Guzy, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of the table above using the Bank of Canada noon rate of exchange on December 31, 2009.

30

The value of the items included in this amount was based on the aggregate incremental cash cost to the Corporation. All Other Compensation, including the type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites reported for a Named Executive Officer, includes:

All Other Compensation
Named Executive		RRSP Contribution	Insurance Premiums	Other(B)	Total
Officer	Year	(US$)(A)	(US$)(A)	(US$)	(US$)
John W. Sheridan	2009	20,065	1,931	20,628	42,624
	2008	19,109	1,819	24,982	45,910
Bruce Cousins	2009	15,049	681	41,635	57,365
	2008	0	0	0	0
Dave S. Smith	2009	1,672	193	31,902	33,767
	2008	19,109	1,092	29,028	49,229
Noordin Nanji	2009	20,065	819	67,620	88,504
	2008	19,109	772	19,128	39,009
Christopher J. Guzy	2009	20,065	819	20,097	40,981
	2008	19,109	772	37,672	57,553
Michael Goldstein	2009	13,544	546	180,351	194,441
	2008	0	0	0	0
_______________________

(A)	The amounts in this table were paid in Canadian dollars and have been converted into United States dollars using the Bank of Canada noon rate of exchange on December 31, 2009. The Canadian dollar amounts of the RRSP Contribution paid in 2009 in respect of each of the Named Executive Officers was C$21,000, pro-rated for Mr. Cousins, Mr. Smith and Mr. Goldstein based on the portion of the full year they were employed by the Corporation. The Canadian dollar amounts of the RRSP Contribution paid in 2008 in respect of each of the Named Executive Officers was C$20,000.

The Canadian dollar amounts of insurance premiums paid in 2009 were C$2,021, C$713, C$202, C$857, C$857 and C$571 for Messrs. Sheridan, Cousins, Smith, Nanji, Guzy and Goldstein, respectively. The Canadian dollar amounts of insurance premiums paid in 2008 were C$1,904, C$1,143, C$808 and C$808 for Messrs. Sheridan, Smith, Nanji and Guzy, respectively. The Canadian dollar amounts of “other” compensation paid in 2009 were C$21,589, C$43,575, C$33,389, C$70,771, C$21,033 and C$188,755 for Messrs. Sheridan, Cousins, Smith, Nanji, Guzy and Goldstein, respectively. The Canadian dollar amounts of “other” compensation paid in 2008 were C$26,147, C$30,381, C$20,020 and C$39,427 for Messrs. Sheridan, Smith, Nanji and Guzy, respectively.

(B)	Includes automobile allowances, temporary living and travel allowances, financial planning services and medical and health benefits. Mr. Goldstein’s amount in 2009 includes a one-time signing bonus of C$150,000. Mr. Nanji’s amount in 2009 includes a special one-time cash payment of C$46,400 which was an incentive connected with the 18 month transition period of his employment.

(9)	In addition to the grant of 59,952 RSUs awarded to Mr. Sheridan in accordance with the Corporation’s usual practices for annual long-term incentives awards, the Board approved a recommendation by the MDNCC to award Mr. Sheridan a special, one-time three-year RSU award designed to retain and provide incentive to Mr. Sheridan through mid-2011. This three-year award, issued on May 12, 2008 had an award value at grant of US$1,431,655 (359,712 RSUs at a price of US$3.98 per share) with a three-year cliff vesting provision that requires Mr. Sheridan to continue to be employed by Ballard until that date in order to receive the full award. The special RSU award was based on a Canadian dollar amount (C$1.5 million) which has been converted into United States dollars using the Bank of Canada noon rate of exchange on December 31, 2009.

INCENTIVE PLAN AWARDS

     The following table sets forth all option-based and share-based awards granted to our Named Executive Officers that are outstanding as of December 31, 2009.

31

Outstanding Share-Based Awards and Option-Based Awards

(as of December 31, 2009)

	Option-Based Awards				Share-Based Awards
	Number of			Value of
	Securities			Unexercised
	Underlying	Option		In-The-	Number of RSUs	Market or Payout
	Unexercised	Exercise	Option	Money	That Have Not	Value of RSUs That
Named Executive	Options	Price(1)	Expiration	Options(2)	Vested	Have Not Vested(3)
Officer	(#)	(US$)	Date	(US$)	(#)	(US$)
John W. Sheridan	6,000	84.56	May 17, 2011	0	552,491	1,050,503
	2,500	41.85	Nov. 30, 2011	0
	6,000	37.02	May 16, 2012	0
	76,713(4)	7.45	Feb. 23, 2014	0
	123,762(5)	3.98	May 13, 2015	0
	177,295(6)	1.28	Mar. 5, 2016	0
	175,000	6.86	Mar. 8, 2016	0
Dave S. Smith(7)	0	N/A	N/A	N/A	0	N/A
Bruce Cousins	175,000(6)	2.18	Apr. 30, 2016	0	57,143	108,651
Noordin Nanji(8)	60,000	6.86	Jan. 30, 2010	0	0	N/A
	22,484	7.45	Jan. 30, 2010	0
	42,553	4.85	Jan. 30, 2010	0
Christopher J.	22,484(9)	7.45	Feb. 23, 2014	0	86,236	163,968
Guzy	40,000	7.60	Feb. 1, 2015	0
	42,553(10)	4.85	Feb. 22, 2015	0
	35,000	7.23	Mar. 2, 2015	0
	85,101(6)	1.28	Mar. 5, 2016	0
	60,000	6.86	Mar. 8, 2016	0
Michael Goldstein	175,000(6)	2.24	May 5, 2016	0	59,829	113,759
____________________

(1)	All figures are in United States dollars. Where options are exercisable in Canadian dollars, the exercise price has been converted to United States dollars using the Bank of Canada noon rate of exchange on December 31, 2009.

(2)	This amount is based on the difference between the closing price of the Shares underlying the options on the TSX as at December 31, 2009, and the exercise price of the option converted to United States dollars using the Bank of Canada noon rate of exchange on December 31, 2009. Where the difference is a negative number the value is deemed to be 0.

(3)	This amount is calculated by multiplying the number of RSUs that have not vested by the closing price of the Shares underlying the RSUs on the TSX as at December 31, 2009. It has then been converted to United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2009. The Canadian dollar amounts were C$1,099,457, C$113,714, C$0, C$0, C$171,609 and C$119,060 for Messrs. Sheridan, Cousins, Smith, Nanji, Guzy and Goldstein, respectively.

Such amounts may not represent the actual value of the RSUs which ultimately vest, as the value of the Shares underlying the RSUs may be of greater or lesser value and/or the exchange rate may be higher or lower on vesting. However, given that it would be not be feasible for the Corporation to estimate, with any certainty, the market value of its Shares or the exchange rate on vesting, the Corporation has used the market value and exchange rate at the end of the most recently completed financial year for the purpose of calculating the amount disclosed.

(4)	Comprising 51,142 vested and 25,571 unvested options.

(5)	Comprising 41,254 vested and 82,508 unvested options.

(6)	Unvested options.

(7)	Mr. Smith’s unvested options and RSUs lapsed on January 30, 2009, the effective date of his resignation from Ballard.

(8)	Mr. Nanji's unvested options lapsed on December 31, 2009, the effective date of his resignation from Ballard.

(9)	Comprising 14,989 vested and 7,495 unvested options.

(10)	Comprising 14,184 vested and 28,369 unvested options.

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     The following table sets forth the value of the incentive plan awards vested or earned during the year ended December 31, 2009 by our Named Executive Officers.

Incentive Plan Awards – Value Vested or Earned During the Year

(2009)

	Option-Based Awards –		Non-equity incentive plan
	Value Vested During the	Share-Based Awards – Value	compensation – Value earned
	Year(1)	Vested During the Year(2)	during the year
Named Executive Officer	(US$)	(US$)	(US$)
John W. Sheridan	0	166,201	0
Bruce Cousins	0	0	0
Dave S. Smith	0	31,353	0
Noordin Nanji	0	93,093	0
Christopher J. Guzy	0	56,164	0
Michael Goldstein	0	0	0
____________________

(1)	This value was determined by calculating the difference between the market price of the underlying Shares on the vesting date and the exercise price of the options on the vesting date. It has then been converted to United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2009. Where the difference is a negative number the value is deemed to be 0.

(2)	This value was determined by calculating the dollar value realized by multiplying the number of Shares by the market value of the underlying Shares on the vesting date. It has then been converted to United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2009. The Canadian dollar amounts were C$173,946, C$0, C$32,814, C$97,431, C$58,781and C$0 for Messrs. Sheridan, Cousins, Smith, Nanji, Guzy and Goldstein, respectively.

     The number of options vesting to Named Executive Officers under the Option Plan during the most recently completed financial year is 244,381, none of which were exercised by Named Executive Officers during 2009.

     As noted in the Outstanding Share-Based Awards and Option-Based Awards table, as at December 31, 2009, there were 755,699 RSUs awarded to Named Executive Officers that were still unvested. The performance criteria for each of these RSUs has been met and they are set to vest (subject to the terms of the Market Purchase RSU Plan) as follows:

Named Executive Officer	Number of RSUs That Have Not Vested	Vesting Date
John W. Sheridan	45,833	None(1)
	19,984	February 20, 2010
	15,310	February 21, 2010
	19,985	February 20, 2011
	45,833	March 3, 2011
	359,712	May 11, 2011
	45,834	March 3, 2012
Bruce Cousins	19,048	April 29, 2010
	19,048	April 29, 2011
	19,047	April 29, 2012
Dave S. Smith(2)	0	N/A
Noordin Nanji(3)	0	N/A
Christopher J. Guzy	22,000	None(1)
	7,875	February 20, 2010
	4,487	February 21, 2010
	7,874	February 20, 2011
	22,000	March 3, 2011
	22,000	March 3, 2012

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Named Executive Officer	Number of RSUs That Have Not Vested	Vesting Date
Michael Goldstein	19,943	May 4, 2010
	19,943	May 4, 2011
	19,943	May 4, 2012
____________________

(1)	As the 2009 performance criteria (minimum corporate multiplier in 2009 of 75%) was not achieved, these RSUs expired and will not be redeemed.

(2)	Mr. Smith’s unvested RSUs lapsed on January 30, 2009, the effective date of his resignation from Ballard.

(3)	Mr. Nanji's unvested RSUs lapsed on December 31, 2009, the effective date of his resignation from Ballard.

PENSION PLAN BENEFITS

    None of the Named Executive Officers participate in a Corporation-sponsored Defined Benefits Plan or Defined Contribution Plan, nor do they receive contributions to any such plan on their behalf from the Corporation.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Employment Contracts

    Ballard employs a standard-form executive employment agreement which all of our Named Executive Officers have executed. These agreements have indefinite terms, provide for payments to be made on termination and otherwise include standard industry terms and conditions, including intellectual property, confidentiality, and non-competition and non-solicitation provisions in favour of Ballard.

    The annual salary paid(10) to each of our Named Executive Officers under their employment agreements for 2009 was as follows: Mr. Sheridan received US$488,872, Mr. Cousins received US$194,807, Mr. Smith received US$39,873, Mr. Nanji received US$245,880, Mr. Guzy received US$285,945 and Mr. Goldstein received US$217,848. Note that each full-time Named Executive Officer voluntarily accepted a temporary 10% base salary cut starting in August 2009.

    Pursuant to these employment agreements, we can terminate a Named Executive Officer’s employment immediately, without any required period of notice or payment in lieu thereof, for just cause, upon the death of the executive, or if the executive does not renew any required work permits. In every other circumstance, other than one following a change of control, we are required to provide notice of 12 months plus one month for every year of employment completed with us, to a maximum of 24 months, or payment in lieu of such notice, consisting of the salary, bonus and other benefits that would have been earned during such notice period.

    All of the employment contracts for the Named Executive Officers include a “double-trigger” in relation to a change of control – if the executive’s employment is terminated (including a constructive dismissal) within 2 years following the date of a change of control, the executive is entitled to a payment equivalent to payment in lieu of a 24 month notice period. For these purposes, a "change of control" under the employment agreements is defined as occurring when:

(a)	a person or persons acting in concert acquires at least one-half of Ballard’s shares;

(b)	the persons who comprise the Board of Ballard do not consist of a majority of persons who were previously directors of Ballard, or who were recommended to the shareholders for election to the Board by a majority of the Directors;

(c)	there is a disposition of all or substantially all of Ballard’s assets to an entity in which Ballard does not have a majority interest; or

(d)	Ballard is involved in any business combination that results in Ballard’s shareholders owning less than one-half of the voting shares of the combined entity.
____________________

(10)
All figures are in United States dollars. However, as the majority of compensation is paid in Canadian dollars, the amounts paid were converted into United States dollars using the Bank of Canada noon rate of exchange on December 31, 2009.

34

Equity-Based Compensation Plans

    The Option Plan provides that, if a participant ceases to be an employee of Ballard or its subsidiaries, he or she will have up to 90 days, in the event of termination other than for just cause, or 30 days, in the event of voluntary resignation, in which to exercise his or her vested options (in each case subject to extension if the option would otherwise expire during, or within 9 business days after the end of, a blackout period). In the event of termination other than for just cause, the CEO has the discretion to extend the exercise period to up to one year after the optionee ceases to work for Ballard and to accelerate the vesting of unvested options that would have otherwise vested during that period in the next year (in effect, enabling the continuance of the options during a notice period).

    All Ballard RSUs awarded under either the SDP or the Market Purchase RSU Plan expire (no longer be capable of being converted into Shares) on the last day on which the participant works for Ballard or any of its subsidiaries.

    DSUs will be redeemed for Shares under the SDP by no later than December 31 of the first calendar year commencing after the holder’s employment with Ballard and its subsidiaries is terminated, except in the case of US holders, whose DSUs will be redeemed for Shares approximately 6 months after termination of employment.

    The Option Plan provides for the acceleration of vesting of options upon a change of control, which is defined as:

(a)	a person making a take-over bid that could result in that person or persons acting in concert acquiring at least two-thirds of Ballard’s shares and in respect of which the Board approves the acceleration of options;

(b)	any person or persons acting in concert acquiring at least two-thirds of the outstanding Shares;

(c)	there is a disposition of all or substantially all of Ballard’s assets to an entity in which Ballard does not have a majority interest;

(d)	Ballard joins in any business combination that results in Ballard’s shareholders owning one-third or less of the voting shares of the combined entity and Ballard is privatized (or the parties to the business combination have publicly expressed an intention to privatize Ballard); or

(e)	any other transaction, a consequence of which is to privatize Ballard is approved by Ballard securityholders or, if such approval is not required, is approved by Ballard.

If an accelerated vesting event occurs, any outstanding option may be exercised at any time before the 60th day after such event.

    Under the SDP and the Market Purchase RSU Plan, the occurrence of any of the accelerated vesting events described above triggers (subject to Board approval in the case of a take-over bid) the termination of the restriction period applicable to RSUs such that holders will become immediately entitled to receive Shares in respect of their RSUs (subject to satisfaction of any performance criteria or other conditions specified in the award).

    The following table shows, for each Named Executive Officer, the amount such person would have been entitled to receive on the termination of his employment, without just cause, on December 31, 2009, the amount such person would have been entitled to if a change of control occurred on December 31, 2009 and the amount such person would have been entitled to receive on the termination of his employment, without just cause, on December 31, 2009 if that termination occurred following a change in control:

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		Triggering Event
			Termination of Employment
Named Executive Officer	Termination of Employment (2)	Change of Control (3)	following Change of Control
	(US$)(1)	(US$)(1)	(US$)(1)
John W. Sheridan
Severance	$1,202,704	$0	$1,924,326
Other benefits	$51,080	$0	$121,047
Accelerated vesting	$0	$1,160,612	$0
Total	$1,253,784	$1,160,612	$2,045,374
Bruce Cousins
Severance	$503,535	$0	$1,007,071
Other benefits	$43,531	$0	$130,283
Accelerated vesting	$0	$108,650	$0
Total	$547,067	$108,650	$1,137,353
Christopher J. Guzy
Severance	$671,380	$0	$1,007,071
Other benefits	$52,255	$0	$150,015
Accelerated vesting	$0	$216,820	$0
Total	$723,635	$216,820	$1,157,086
Michael Goldstein
Severance	$617,237	$0	$1,234,474
Other benefits	$35,359	$0	$99,318
Accelerated vesting	$0	$113,759	$0
Total	$652,596	$113,759	$1,333,791
____________________

(1)	All values are in United States dollars. However, as the majority of payments are payable in Canadian dollars, the amounts disclosed above were converted into United States dollars using the Bank of Canada noon rate of exchange on December 31, 2009.

(2)	Based on accrued service to December 31, 2009.

(3)	All options and RSUs vest immediately upon a change of control. Value shown equals, in the case of RSUs, the price of the underlying Shares on December 31, 2009 multiplied by the number of RSUs, and in the case of options, for Mr. Sheridan and Mr. Guzy, where the exercise price of the relevant options exceeded the market price of the underlying Shares on December 31, 2009, for the grant they received in March 2009, the value calculates the differential in share price between the December 31, 2009 close price and the original strike price, multiplied by the number of options awarded. For Messrs. Cousins and Goldstein no value is attributable to options.

DIRECTOR COMPENSATION

    Our Corporate Governance Committee has the responsibility for determining compensation for our Directors. The committee has determined that the principal method of compensating Directors should be through an annual retainer and meeting fees. The retainer has historically been paid in DSUs or Shares, at the election of the individual directors, but with the current shift in focus on limiting shareholder dilution, it is expected that the great proportion of director retainers will be paid in cash. Directors have not been issued any stock options or similar equity-based compensation in the last 5 years, and there is no current intention to do so in the future.

    The objective of the committee is to ensure that the annual retainer and meeting fees paid to Directors is commensurate with the high quality of candidates Ballard has enjoyed in the past and expects in the future. As a result, the committee seeks to provide compensation for directors at approximately the 50% mark for the comparator group of North American companies. The committee retains independent compensation consultants for professional advice and as a source of competitive market information. In 2008, the committee retained Towers Perrin to provide independent compensation analysis and advice related to director compensation. Based on Towers Perrin’s report in November 2008, the compensation provided to directors is slightly lower than the 50% mark. In 2009, in support of the Corporation's cost reduction initiatives, on the recommendation of the Committee, the Board decided to reduce the retainer fees for both the Chair and other Board members. To further reduce expenses, Committee sizes were reduced, such that Committee Chairs no longer sit on multiple Committees. The Board Chair also voluntarily decided to forego meeting fees for board meetings, effectively making his annual retainer an 'all-in' fee.

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    The Board sets annual effectiveness goals and tracks performance against those goals.

    In 2009, compensation was earned by the directors as follows(1):

Fees Earned
Name	(US$)(2)
Ian A. Bourne	152,399
Edwin J. Kilroy	78,206
Dr. C.S. Park	67,075
Dr. Geraldine B. Sinclair	62,201
David J. Smith	66,549
David B. Sutcliffe	72,139
Mark A. Suwyn	60,600
Douglas W.G. Whitehead	62,201
____________________

(1)	All figures are in United States dollars. However, the compensation paid to directors (other than Dr. C.S. Park and Mr. Suwyn) was actually paid in Canadian dollars. The Canadian dollar amounts were C$159,500, C$81,850, C$65,100, C$69,650, C$75,500 and C$65,100 for Mr. Bourne, Mr. Kilroy, Ms. Sinclair, Mr. Smith, Mr. Sutcliffe and Mr. Whitehead, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of the table above using the Bank of Canada noon rate of exchange on December 31, 2009.

(2)	Represents the aggregate retainers and attendance fees paid:

Compensation
			Board and Committee
	Board Retainer	Committee Retainer	Attendance Fees	Total Compensation
Director	(US$)	(US$)	(US$)	(US$)
Ian A. Bourne	148,099	N/A	4,300	152,399
Edwin J. Kilroy	40,608	13,138	24,460	78,206
Dr. C.S. Park	42,500	2,375	22,200	67,075
Dr. Geraldine B. Sinclair	40,608	2,866	18,727	62,201
David J. Smith	40,608	5,494	20,447	66,549
David B. Sutcliffe	40,608	10,988	20,543	72,139
Mark A. Suwyn	42,500	3,000	15,100	60,600
Douglas W.G. Whitehead	40,608	2,866	18,727	62,201

All figures are in United States dollars. However, the compensation paid to directors (other than Dr. C.S. Park and Mr. Suwyn) was actually paid in Canadian dollars. The Canadian dollar amounts in respect of Board Retainer were C$155,000 for Mr. Bourne and C$42,500 for each of Mr. Kilroy, Ms. Sinclair, Mr. Smith, Mr. Sutcliffe and Mr. Whitehead. The Canadian dollar amounts in respect of Committee Retainer were C$13,750, C$3,000, C$5,750, C$11,500, and C$3,000 for Mr. Kilroy, Ms. Sinclair, Mr. Smith, Mr. Sutcliffe and Mr. Whitehead, respectively. The Canadian dollar amounts in respect of Board and Committee Attendance Fees were C$4,500, C$25,600, C$19,600, C$21,400, C$21,500 and C$19,600 for Mr. Bourne, Mr. Kilroy, Ms. Sinclair, Mr. Smith, Mr. Sutcliffe and Mr. Whitehead, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of the table above using the Bank of Canada noon rate of exchange on December 31, 2009.

37

    We remunerate directors who are not executive officers for services to the Board, committee participation and special assignments. The following table describes the compensation of independent directors in 2009(1):

C$(1)
Annual Retainer (Non-Executive Chair of the Board)	$138,000
Annual Retainer (Director)	$40,000
Annual Retainer (Committee Chairs)
- Audit Committee	$13,000
- Management Development, Nominating & Compensation Committee	$10,000
- Corporate Governance Committee	$5,000
Annual Retainer for Committee Members
- Audit Committee	$3,000
- All other Committees	$1,500
Committee Meeting Attendance Fee (per meeting)
- Committee Chair	$1,400
- Committee Member	$1,300
Board Meeting Attendance Fee (per meeting)	$1,500
____________________

(1)	Compensation effective as of July 13, 2009. Prior to that, the annual retainer for the Chair of the Board was $172,000 and the annual retainer for Directors was $45,000. The majority of compensation is paid in Canadian dollars. However, Dr. Park’s and Mr. Suwyn’s compensation was payable in United States dollars and they received the following amounts:

Annual Retainer (Director)	US$40,000
Annual Retainer (Committee Chairs)
- Audit Committee	US$3,000
- All other Committees	US$1,500
Committee Meeting Attendance Fee (per meeting)
- Committee Member	US$1,300
Board Meeting Attendance Fee (per meeting)	US$1,500

(2)	As of July 13, 2009, the Chair of the Board does not receive additional retainers or meeting attendance fees. Prior to that, the Chair of the Board received a Board Meeting Attendance Fee.

    At the discretion of the Chair, a meeting fee may be paid to independent directors for meetings that the director is requested or required to attend that are not official meetings of the Board or committees.

    Directors are also reimbursed for travel and other reasonable expenses incurred in connection with fulfilling their duties. If a meeting or group of meetings is held on a continent other than the continent on which an independent director is resident, that director will receive an additional fee of U.S.$2,250 (or C$2,250 in the case of a non-United States resident), in recognition of the additional time required to travel to and from the meeting or meetings.

    Historically, we have satisfied our Chair’s annual retainer by utilizing up to 1/3 cash and the remainder in equity-based compensation, and our Directors’ annual retainers by utilizing 100% in equity-based compensation. In 2003, we ceased the practice of annual grants of share options to our independent Directors. Starting in 2009, cash compensation for all elements of the Directors compensation is the norm. The Corporation does not plan in the near future to issue further DSUs to Directors as compensation.

    Previously, Directors were entitled to elect to participate in the deferred share unit section for directors (the "DSU Plan for Directors") in the SDP. Under this plan, each independent outside director was able to elect annually the proportion (0% to 100%) of his or her annual retainer that he or she wished to receive in DSUs. Each DSU was convertible into one Share. The number of DSUs to be credited to a Director was determined on the relevant date by dividing the amount of the eligible remuneration to be deferred into DSUs by the fair market value per Share, being a price not less than the closing sale price at which the Shares are traded on the TSX (in respect of a DSU issued or to be issued to a person who is resident in any country other than the U.S.) or NASDAQ (in respect of a DSU issued or to be issued to a person who is resident in the U.S.) on the trading day before the relevant date. For the Directors, DSUs were credited to an account maintained for each eligible person by Ballard at the time specified by the Board (historically, DSUs were granted in equal instalments over the course of a year, at the end of each quarter). However, a DSU is not redeemed until the Director leaves the Board, and its value on redemption will be based on the value of our Shares at that time. The SDP or any successor plans will be used to satisfy the redemption of DSUs issued pursuant to the DSU Plan for Directors.

38

INCENTIVE PLAN AWARDS

    The following table sets forth all option-based and share-based awards granted to our non-executive directors that are outstanding as of December 31, 2009.

Outstanding Share-Based Awards and Option-Based Awards
(as of December 31, 2009)

	Option-Based Awards
	Number of Securities			Value of Unexercised
	Underlying			In-The-Money
	Unexercised Options	Option Exercise Price(1)		Options(2)
Name	(#)	(US$)	Option Expiration Date	(US$)
Ian A. Bourne	0	–	–	–
Edwin J. Kilroy	6,000	37.02	May 16, 2012	0
Dr. C.S. Park	0	–	–	–
Dr. Geraldine B. Sinclair	0	–	–	–
David J. Smith	0	–	–	–
David B. Sutcliffe	0	–	–	–
Mark A. Suwyn	0	–	–	–
Douglas W.G. Whitehead	6,000	112.98	Jun. 13, 2010	0
	6,000	84.56	May 17, 2011	0
	2,500	41.85	Nov. 30, 2011	0
	6,000	37.02	May 16, 2012	0
____________________

(1)	All figures are in United States dollars. Where options are exercisable in Canadian dollars, the exercise price has been converted to United States dollars using the Bank of Canada noon rate of exchange on December 31, 2009.

(2)	This amount is based on the difference between the closing price of the Shares underlying the options on the TSX as at December 31, 2009, and the exercise price of the option converted to United States dollars using the Bank of Canada noon rate of exchange on December 31, 2009. Where the difference is a negative number the value is deemed to be 0.

    No incentive plan awards vested for, or were earned by, our Directors during the year ended December 31, 2009.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

    The following table sets out, as of December 31, 2009, the number of securities we are authorized to issue under our equity-based compensation plans and the relevant exercise prices at which such securities may be issued.

Number of Securities Remaining
	Number of Securities to be	Weighted -Average Exercise	Available for Future Issuance
	Issued Upon Exercise of	Price of Outstanding	Under Equity Compensation
	Outstanding Options,	Options, Warrants and	Plans excluding securities
	Warrants and Rights (#)	Rights (US$)	reflected in column (a)
Plan Category	(a)	(b)	(c)
Equity-based compensation plans	6,925,019 (1)	16.25	1,472,380
approved by security holders
Equity-based compensation plans	Nil	N/A	N/A
not approved by security holders
Total	6,925,019	16.25	1,472,380
____________________

(1)	Shares issuable under the DSU Plan for Directors and the DSU Plan for Executive Officers (together, the "DSU Plans") will be satisfied with Shares reserved under the SDP or any successor plan.

    For a detailed description of our equity-based compensation plans, see Appendix "A" and "B" of this Management Proxy Circular.

39

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

    The following table shows securities beneficially owned, or controlled or directed, directly or indirectly, by all directors and nominees and each of the Named Executive Officers as of April 13, 2010.

	Amount and Nature of Beneficial
	Ownership
			Percent of Class (1)	Value (2)
Name of Beneficial Owner	Shares	DSUs	(%)	(US$)
Christopher J. Guzy	95,976	0	0.1137	244,055
Bruce Cousins	0	0	0	0
John W. Sheridan	261,710	57,943	0.3785	812,839
Michael Goldstein	0	0	0	0
Ian A. Bourne	26,824	77,706	0.1238	265,807
Edwin J. Kilroy	2,424	42,844	0.0536	115,111
Dr. C.S. Park	17,091	0	0.0202	43,460
Dr. Geraldine B. Sinclair	176	25,355	0.0302	64,922
David J. Smith	7,911	14,841	0.0269	57,856
David B. Sutcliffe	3,600	25,528	0.0345	74,069
Mark A. Suwyn	7,237	35,019	0.0500	107,452
Douglas W.G. Whitehead	4,383	36,916	0.0489	105,018
All Directors and	427,332	316,152	0.8804	1,890,589
Named Executive Officers
____________________

(1)	For the purpose of this table, Shares and DSUs are treated as a single class. Based on 84,127,616 Shares and 316,152 DSUs issued and outstanding as of April 13, 2010.

(2)	Calculated on basis of C$2.55 closing Share price on the TSX as of April 13, 2010 and converted into United States dollars using the Bank of Canada noon rate of exchange on April 13, 2010. The corresponding values in Canadian dollars are C$244,739, C$0, C$815,115 and C$0 for Messrs. Guzy, Cousins, Sheridan and Goldstein, respectively; C$266,552, C$115,433, C$43,582, C$65,104, C$58,018, C$74,276, C$107,753, and C$105,312 for Mr. Bourne, Mr. Kilroy, Drs. Park and Sinclair, and Messrs. Smith, Sutcliffe, Suwyn and Whitehead, respectively; for a total of C$1,895,844.

(3)	Mr. Nanji’s shareholdings are not included in the table as he resigned from Ballard effective December 31, 2009. As of that date, Mr. Nanji owned, or controlled or directed, directly or indirectly, 14,319 Shares and 0 DSUs, representing 0.0170 percent of the class (83, 973,988 Shares and 316,152 DSUs issued and outstanding as of December 31, 2009) with a value of C$28,495 (or US$27,226), calculated on basis of C$1.99 closing Share price on the TSX as of December 31, 2009 (and converted into United States dollars using the Bank of Canada noon rate of exchange on December 31, 2009).

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

    To the best of our knowledge, no informed person, proposed director or person who has been a director or executive officer of the Corporation (or any associate of affiliate of such persons) had any interest in any material transactions during the past year or has any interest in any material transaction to be considered at the Meeting, except as disclosed in this Management Proxy Circular.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

    In compliance with Sarbanes-Oxley, we do not make or arrange personal loans to directors or executive officers. As of April 13, 2010, our current or former directors, officers and employees have no outstanding indebtedness to the Corporation, its subsidiaries or to any other entity and which is guaranteed by the Corporation or its subsidiaries.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

    We purchase and maintain insurance for the benefit of our directors and officers for losses arising from claims against them for certain actual or alleged wrongful acts they may undertake while performing their director or officer function. The total annual premium in respect of our directors’ and officers’ liability insurance program was approximately US$276,000 for 2009 and US$700,000 for 2008. The aggregate maximum coverage provided by the policy for all claims, for both directors and officers, in any single policy year is US$30 million. In addition to the payment of the premiums, we are accountable for the payment of the policy deductible of US$200,000 to US$500,000 per claim. We have also agreed to indemnify each of our directors and officers against all expenses, liability and loss, reasonably incurred or suffered, arising from the performance of his or her duties as an officer or director of Ballard.

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ADDITIONAL INFORMATION

    Additional information relating to us is included in the following public filings, which are incorporated by reference (the "Incorporated Documents") into, and form an integral part of, this Management Proxy Circular:
  Annual Information Form dated March 15, 2010;

  Audited Annual Financial Statements for the year ended December 31, 2009 together with the auditors’ report thereon; and

  Management's Discussion and Analysis for the year ended December 31, 2009.
    Copies of the Incorporated Documents and all our other public filings providing additional information relating to us may be obtained at www.sedar.com or www.sec.gov, or upon request and without further charge from either our Corporate Secretary, at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8, or by calling our Investor Relations Department at (604) 454-0900.

PROPOSALS

    Any shareholder who intends to present a proposal at our 2011 annual shareholders’ meeting must send the proposal to our Corporate Secretary at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8. In order for the proposal to be included in the proxy materials we send to shareholders for that meeting, the proposal:
  must be received by us no later than January 14, 2011; and

  must comply with the requirements of section 137 of the Canada Business Corporations Act.
    We are not obligated to include any shareholder proposal in our proxy materials for the 2011 annual shareholders’ meeting if the proposal is received after the January 14, 2011 deadline.

APPROVAL BY BOARD

    Our Board has approved the contents and the sending of this Management Proxy Circular to the shareholders of the Corporation.

BY ORDER OF THE BOARD

"Kerry Hillier"

Kerry Hillier
Corporate Secretary
Ballard Power Systems

Dated: April 13, 2010

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APPENDIX "A"
DESCRIPTION OF OPTION PLAN

    All directors, officers and employees of Ballard and its subsidiaries are eligible to participate in the Option Plan. Former Ballard employees who were transferred to AFCC Automotive Fuel Cell Cooperation Corp. ("AFCC") on January 31, 2008 (the "Transferred Employees") are also permitted to participate in the Option Plan for so long as they remain employees of AFCC. New Ballard options may not be granted to Transferred Employees under either the Option Plan or the prior option plans.

    As at April 13, 2010, the total number of Shares issued and reserved and authorized for issue under the Option Plan was 6,742,452 Shares, representing 8.0% of the issued and outstanding Shares as of April 13, 2010.

    The number of options granted under the Option Plan may adjust if any share reorganization, stock dividend or corporate reorganization occurs.

    The Option Plan limits insider participation such that the number of Shares issued to insiders, within any one-year period, and issuable to insiders, at any time, under the plan and any other Ballard equity-based compensation arrangements, cannot exceed 10% of Ballard’s issued and outstanding Shares.

    In any year, a non-executive Director’s participation in all Ballard equity-based compensation arrangements is limited to that number of shares (or that number of securities in respect of underlying shares) having a value of not more than C$100,000 on the date of grant, excluding any securities issued in respect of the non-executive Director’s annual retainer.

    Apart from the limits on Shares issued or issuable to insiders and to non-executive Directors, described above, the Option Plan does not restrict the number of Shares that can be issued to any one person or to Directors.

    The exercise price of a Ballard option will be determined by the Board and is to be no less than the closing price per Share on the TSX on the last trading day before the date the option is granted.

    Ballard options may have a term of up to 10 years from the date of grant, and unless otherwise determined by the Board, will vest in equal amounts on the first, second and third anniversaries of the date of grant.

    If an "accelerated vesting event" occurs, any outstanding option may be exercised at any time before the 60th day after such event. An accelerated vesting event occurs when: (a) a person makes a take-over bid that could result in that person or persons acting in concert acquiring at least two-thirds of Shares; (b) any person or persons acting in concert acquire at least two-thirds of Shares; (c) there is a disposition of all or substantially all of Ballard’s assets; (d) Ballard joins in any business combination that results in Ballard’s shareholders owning one-third or less of the voting shares of the combined entity and Ballard is privatized (or the parties to the business combination have publicly expressed an intention to privatize Ballard); or (e) any other transaction is approved, a consequence of which is to privatize Ballard.

    The Option Plan also contains a “double trigger” in the event of a take-over. Accordingly, vesting will only be accelerated if the Board approves the acceleration. In such circumstances, the Board will also have the ability to make such changes as it considers fair and appropriate, including accelerating vesting, otherwise modifying the terms of options to assist the holder to tender into the take-over bid or terminating options which have not been exercised prior to the successful completion of the accelerated vesting event.

    Under the Option Plan each option will expire (or no longer be capable of being exercised) on the earlier of:

(a)	the expiration date as determined by the Board, which date will not be more than 10 years from the date of grant; and

(b)	if the optionee is a director, officer or employee, the optionee ceases to hold such position, except that, an option will be capable of exercise, if the optionee ceases to be a director, officer or employee:

(i)	because of his or her death, for one year after the optionee dies;

(ii)	because of his or her retirement, for three years after the optionee retires (or, if the optionee dies after retirement, one year after his or her death, if earlier);

(iii)	as a result of voluntary resignation, for 30 days after the last day on which the optionee ceases to be a director, or the officer or employee ceases to work for Ballard; or

(iv)	other than as a result of voluntary resignation (in the case of a director) or termination other than for just cause (in the case of an officer or employee), for 90 days after the last day on which the optionee ceases to be a director, or the officer or employee ceases to work for Ballard (although in these circumstances, the Chief Executive Officer has discretion to extend the exercise period to up to one year after the optionee ceases to work for Ballard).

    In the event that the optionee dies, all previously unvested options vest and, in the circumstances described in (b)(iv) above, the Chief Executive Officer has discretion to accelerate the vesting of unvested options that would have otherwise vested in the next year. In the other circumstances described above, an option is only capable of being exercised in respect of options that were vested at the time the optionee ceased to be a director or ceased to work for Ballard.

    In the event that an optionee becomes "totally disabled" (as defined in the Option Plan), his or her options will continue to vest and be exercisable as they would have had the optionee continued to be a director, officer or employee of Ballard.

    If an option would otherwise expire or cease to be exercisable during a blackout period or within nine business days after the end of a blackout period (that is, a period during which employees and/or directors cannot trade in securities of the Corporation because they may be in possession of insider information), the expiry date of the option is extended to the date which is 10 business days after the end of the blackout period.

    The Board is entitled to make, at any time, and from time to time, and without obtaining shareholder approval, any of the following amendments

(a)	amendments to the definitions and other amendments of a clerical nature;

(b)	amendments to any provisions relating to the granting or exercise of options, including but not limited to provisions relating to the term, termination, amount and payment of the subscription price, vesting period, expiry or adjustment of options, provided that, without shareholder approval, such amendment does not entail:

	(i)	a change in the number or percentage of Shares reserved for issuance under the plan;

	(ii)	a reduction in the exercise price of an option or the cancellation and reissuance of options;

	(iii)	an extension of the expiry date of an outstanding option;

	(iv)	an increase to the maximum number of Shares that may be:

		(A)	issued to insiders within a one-year period; or

		(B)	issuable to insiders at any time,

under all of Ballard’s equity-based compensation arrangements, which could exceed 10% of the issued and outstanding Shares at that time;

	(v)	an increase in the maximum number of securities that can be granted to directors (other than directors who are also officers) under all of Ballard’s equity-based compensation arrangements, which could exceed such number of securities in respect of which the underlying Shares have a Fair Market Value (as defined in the plan) on the date of grant of such securities of C$100,000;

(vi) permitting options to be transferable or assignable other than for normal course estate settlement purposes; or

(vii) a change to the amendment provisions of the plan;

(c)	the addition or amendment of terms relating to the provision of financial assistance to optionees or resulting in optionees receiving any Ballard securities, including pursuant to a cashless exercise feature;

(d)	any amendment in respect of the persons eligible to participate in the plan, provided that, without shareholder approval, such amendment does not permit non-employee directors to re-gain participation rights under the plan at the discretion of the Board if their eligibility to participate had previously been removed or increase limits previously imposed on non-employee director participation;

(e)	such amendments as are necessary for the purpose of complying with any changes in any relevant law, rule, regulation, regulatory requirement or requirement of any applicable stock exchange or regulatory authority; or

(f)	amendments to correct or rectify any ambiguity, defective provision, error or omission in the plan or in any agreement to purchase options.

    Options are not assignable except as permitted by applicable regulatory authorities in connection with a transfer to an optionee’s registered retirement savings plan or registered retirement income fund or to the personal representative of an optionee who has died.

APPENDIX "B"
DESCRIPTION OF SDP

    The SDP is a single plan divided into the following three principal sections:

(a)	A deferred share unit section for senior executives (the "DSU Plan for Executive Officers"). Under the SDP, DSUs are granted at the election of each executive officer of Ballard who is eligible (as determined by the Board) in partial or full payment of his or her annual bonus, which otherwise is paid in Shares.

(b)	A deferred share unit section for directors (the "DSU Plan for Directors"). Under the DSU Plan for Directors, each independent outside director elects annually the proportion (0% to 100%) of his or her annual retainer that he or she wishes to receive in DSUs.

Under the SDP, DSUs are credited to an account maintained for each eligible person by Ballard. Each DSU is convertible into one Share. The number of DSUs to be credited to an eligible person is determined on the relevant date by dividing the amount of the eligible remuneration to be deferred into DSUs by the fair market value per Share, being a price not less than the closing sale price at which the Shares are traded on the TSX (in respect of a DSU issued or to be issued to a person who is resident in any country other than the U.S.) or NASDAQ (in respect of a DSU issued or to be issued to a person who is resident in the U.S.) on the trading day before the relevant date. In the case of the executive officers, the relevant date is set by the Board but if such date occurs during a trading blackout, the number of DSUs will be determined on the first trading day after the day on which the blackout is lifted. For directors, DSUs are credited at the time specified by the Board (currently DSUs are granted in equal instalments over the course of a year, at the end of each quarter).

On any date on which a dividend is paid on the Shares, an eligible person's account will be credited with the number of DSUs calculated by: (i) multiplying the amount of the dividend per Share by the aggregate number of DSUs that were credited to that account as of the record date for payment of the dividend; and (ii) dividing the amount obtained in (i) by the fair market value (determined as set out above) of Shares on the date on which the dividend is paid.

A departing director or executive officer may receive Shares in respect of the DSUs credited to that person's account (at the ratio of one Share per DSU, subject to the deduction of any applicable withholding tax in the case of an eligible person who is a United States citizen or resident for the purpose of United States tax). A DSU, however, cannot be redeemed until such time as the director leaves the Board or the executive officer ceases to work for Ballard, and its value on redemption will be based on the value of Shares at that time. All DSUs vest immediately as they are issued in respect of remuneration that would have otherwise been paid in Shares or cash. DSUs do not expire. Except in the case of death, DSUs can only be assigned with consent.

(c)	A restricted share unit section (the "RSU Plan"). All employees (excluding non- executive directors) are eligible to participate in the RSU Plan.

The vesting of RSUs issued under the SDP occurs up to three years from the date of issuance, subject to the achievement of any performance criteria which may be set by the Board and to earlier vesting upon the occurrence of any accelerated vesting event (as defined in the SDP). Each RSU is convertible into one Share, which will be issued under the SDP.

A “double trigger” is included in the event of a take-over. Accordingly, in the event of a take-over the accelerated vesting of an RSU (technically, the shortening of the restriction period) will only occur if the Board so determines. In such circumstances, the Board will also have the ability to make such changes as it considers fair and appropriate in the circumstances, including the date on which the restriction period ends or otherwise modifying the terms of RSUs to assist the holder to tender into the take-over bid.

In addition, the Board has the discretion to deem performance criteria or other conditions to have been met on the occurrence of an accelerated vesting event.

If any performance criteria or other conditions specified in an award of RSUs is not met on or before the last day of the restriction period applicable to the relevant grant (usually three years less one day from the date of grant), the RSUs will expire and the participant will no longer be entitled to receive any Shares upon conversion of those RSUs.

All RSUs awarded to a participant under the SDP will also expire on the last day on which the participant works for Ballard or any of its subsidiaries (or, in the case of a Transferred Employee, AFCC or its subsidiaries) except that, in the event of the participant's death or total disability, the performance criteria and conditions specified in the participant's award of RSUs will, unless otherwise specified in the award, be deemed satisfied and the RSUs will be converted into Shares.

RSUs awarded to Transferred Employees prior to their transfer to AFCC will vest according to the terms of the award, subject to performance criteria or other conditions specified in the award and for so long as they remain employees of AFCC. New RSUs may not be granted to Transferred Employees under either the prior RSU Plan or the RSU Plan.

RSUs cannot be assigned other than by will or the laws of descent and distribution.

Under the SDP, the Board can elect to satisfy the conversion of RSUs through Ballard Shares purchased on the open market.

    As of April 13, 2010, the total number of Shares issued and reserved and authorized for issue under the SDP was 673,122 Shares, representing 0.8% of the issued and outstanding Shares as of April 13, 2010.

    The SDP limits insider participation such that the number of Shares issued to insiders, within any one-year period, and issuable to insiders, at any time, under the plan and any other Ballard equity-based compensation arrangements, cannot exceed 10% of Ballard’s issued and outstanding Shares.

    Under the SDP, in any year, a non-executive Director’s participation in all Ballard equity-based compensation arrangements is limited to that number of shares (or that number of securities in respect of underlying shares) having a value of not more than C$100,000 on the date of grant, excluding any securities issued in respect of the non-executive Director’s annual retainer.

    The SDP does not limit the number of DSUs that can be issued to executive officers.

    The SDP does not limit the number of RSUs that can be issued to any one participant.

    Apart from the limits on Shares issued or issuable to insiders and non-executive Directors described above, the SDP does not restrict the number of Shares that can be issued to any one person, to executive officers or to Directors.

    The SDP permits the Board, without obtaining shareholder approval, to amend any provision of the SDP and/or any RSU and/or DSU governed by it (whether outstanding or otherwise) (subject to any stock exchange or regulatory requirement at the time of any such amendment) including, without limitation, any of the following amendments:

(a)	amendments to the definitions and other amendments of a clerical nature;

(b)	amendments to any provisions relating to the issuance of Shares, granting or conversion of DSUs or RSUs, including but not limited to provisions relating to the term, termination, and number of DSUs or RSUs to be awarded, provided that, without shareholder approval, such amendment does not entail:

(i) a change in the number or percentage of Shares reserved for issuance under the plan;

	(ii)	a reduction of the issue price of the Shares issued under the plan or the cancellation and reissue of Shares;

	(iii)	a reduction to the fair market value used to calculate the number of DSUs to be awarded;

	(iv)	an extension of time for redemption of a DSU or an extension beyond the original restriction period of a RSU;

	(v)	an increase to the maximum number of Shares that may be:

		(A)	issued to insiders within a one-year period; or

		(B)	issuable to insiders at any time,

under all of Ballard’s equity-based compensation arrangements, which could exceed 10% of the issued and outstanding Shares at that time;

	(vi)	an increase in the maximum number of securities that can be granted to directors (other than directors who are also officers) under all of Ballard’s equity-based compensation arrangements, which could exceed such number of securities in respect of which the underlying Shares have a Fair Market Value (as defined in the plan) on the date of grant of such securities of C$100,000;

	(vii)	permitting DSUs or RSUs to be transferable or assignable other than for normal course estate settlement purposes; or

	(viii)	a change to the amendment provisions of the plan;

(c)	any amendment in respect of the persons eligible to participate in the plan (or any part of it), provided that, without shareholder approval, such amendment does not permit non-employee directors to:

	(i)	participate as holders of RSUs at the discretion of the Board;

	(ii)	re-gain participation rights under any section of the plan at the discretion of the Board if their eligibility (as a class) to participate had previously been removed; or

	(iii)	increase limits previously imposed on non-employee director participation;

(d)	such amendments as are necessary for the purpose of complying with any changes in any relevant law, rule, regulation, regulatory requirement or requirement of any applicable stock exchange or regulatory authority; or

(e)	amendments to correct or rectify any ambiguity, defective provision, error or omission in the plan or in any option agreement, notice to redeem DSUs or RSU agreement.

Financial Information

MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Financial Statements

BASIS OF PRESENTATION

The information below should be read in conjunction with the Audited Consolidated Financial Statements for the year ended December 31, 2009. Our Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The effect of significant differences between Canadian and U.S. GAAP has been disclosed in note 22 to the Consolidated Financial Statements for the year ended December 31, 2009. Unless the context otherwise requires, all references to “Ballard”, “the Company”, “we”, “us” and “our” refer to Ballard Power Systems Inc. and its subsidiaries. This discussion and analysis is dated March 9, 2010.

All amounts in this report are in U.S. dollars, unless otherwise stated.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. Such statements include, but are not limited to, statements with respect to our objectives, goals and outlook including our estimated revenue, cash flow from operations and operating cash consumption (see Non-GAAP Measures) contained in our “Outlook”, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict.

In particular, these forward-looking statements are based on certain factors and assumptions disclosed in our “Outlook” as well as specific assumptions relating to our expectations with respect to the generation of new sales, producing, delivering and selling the expected product volumes at the expected prices, and controlling our costs. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding product development efforts, manufacturing capacity, product pricing, market demand, and the availability and prices of raw materials, labour and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: the condition of the global economy; the rate of mass adoption of our products; changes in product pricing; changes in our customers' requirements, the competitive environment and related market conditions; product development delays; changes in the availability or price of raw materials, labour and supplies; our ability to attract and retain business partners, suppliers, employees and customers; changing environmental regulations; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts; our ability to protect our intellectual property; the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; and the general assumption that none of the risks identified in the Risks and Uncertainties section of this report or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard's forward-looking statements.

The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis. Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Management Discussion and Analysis, including the occurrence of unanticipated events.

BUSINESS OVERVIEW

Ballard is a clean energy growth company. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell development and commercialization. Our principal business is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on motive power (material handling and buses) and stationary power (back-up power, supplemental power, and distributed generation).

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis. As long as fuel is supplied, the fuel cell produces electricity efficiently and continuously without combustion, with water and heat as the main by-products when hydrogen is used as the fuel source.

Ballard® fuel cell products feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, modular design and environmental cleanliness.

Over the past five years, we have refined the Company’s business strategy to establish a sharp focus on what we believe to be key growth opportunities with near-term commercial prospects in our core fuel cell markets. We sold our automotive fuel cell systems operations to DaimlerChrysler AG (“Daimler”) and Ford Motor Company (“Ford”) on August 31, 2005. We subsequently sold our electric drive operations to Siemens VDO Automotive Corporation ("Siemens VDO") on February 15, 2007.

We completed our exit from the fuel cell car business in 2008 by selling our automotive fuel cell research and development assets to Daimler, Ford and a newly created private corporation, AFCC Automotive Fuel Cell Cooperation Corp. (“AFCC”). We completed this transaction (the “AFCC Transaction”) on January 31, 2008 and recorded a gain of $96.8 million (see note 3 to our consolidated financial statements). Under the terms of the AFCC Transaction, we retained a 19.9% interest in AFCC, which is subject to a Share Purchase Agreement under which Ford, either at our option or Ford’s election, could purchase our interest in AFCC at any time on or after January 31, 2013 for $65 million plus interest accruing at LIBOR from January 31, 2008.

Finally, we decided to discontinue operations in EBARA Ballard Corporation (“EBARA BALLARD”) on May 24, 2009. EBARA BALLARD was a joint venture with EBARA Corporation (“Ebara”) that was focused on the development, manufacture, sale, and servicing of stationary power systems for the residential cogeneration market in Japan. EBARA BALLARD was formally dissolved in October 2009.

Following the completion of these strategic dispositions, we have focused on bolstering our cash reserves to strengthen our capability to execute on our clean energy growth priorities.

In 2008, we executed a transaction to extract value from our tax attributes through a restructuring agreement (“Arrangement”) with Superior Plus Income Fund ("Superior Plus") resulting in a non-dilutive financing with net cash proceeds of $33.8 million (Canadian $41.2 million). The Arrangement, which closed on December 31, 2008, is described more fully in our Management Information Circular dated November 14, 2008 (see note 2 to our consolidated financial statements).

In December 2009, we announced an agreement with a financial institution to monetize our rights under the above noted Share Purchase Agreement with Ford relating to our 19.9% equity investment in AFCC for expected gross proceeds of $44.5 million, comprising of an immediate cash payment of $37 million and a contingent payment of $7.5 million. The contingent payment of $7.5 million is due upon maturation of the Share Purchase Agreement on or before January 31, 2013 and is contingent only on the financial institution’s rights in the transaction remaining unsubordinated. On the closing of this transaction (the “AFCC Monetization”) on December 21, 2009, we recorded a gain of $34.3 million (see note 8 to our consolidated financial statements).

In February 2010, we announced a sale and leaseback agreement with Madison Pacific Properties Inc. (“Madison”) to further bolster our cash reserves. On the closing of this transaction on March 9, 2010, we sold our head office building in Burnaby, British Columbia in return for gross cash proceeds of $20.0 million (Canadian $20.8 million). We then leased this property back from Madison for an initial 15-year term plus two renewal options.

In January 2010, we announced an agreement to acquire a controlling interest in Denmark-based Dantherm Power, partnering with co-investors Danfoss A/S and Dantherm A/S. In exchange for a controlling interest, we will be investing $6.0 million in Dantherm Power through two tranches, $3.0 million payable on closing on January 18, 2010, and $3.0 million payable after November 2010. Dantherm Power is a 40-person company focused on development and production of commercially viable fuel cell-based back-up power systems for use in IT and telecom network base stations. Dantherm Power’s financial results for 2010 will be 100% consolidated into Ballard’s.

We are based in Canada, with head office, research and development, testing and manufacturing facilities in Burnaby, British Columbia. In addition, we have sales, research and development and manufacturing facilities in Lowell, Massachusetts. We report our results in the following reporting units:

1. Fuel Cell Products (core segment): fuel cell products and services for motive power (material handling and bus markets) and stationary power (back-up power, supplemental power, and distributed generation markets);

2. Contract Automotive (supporting segment): contract manufacturing of light-duty automotive fuel cell products and testing and engineering services provided primarily for AFCC, Daimler and Ford.

3. Material Products (supporting segment): carbon friction material products primarily for automotive applications and gas diffusion layer (“GDL”) material for fuel cell products.

SELECTED ANNUAL FINANCIAL INFORMATION

Years ended December 31 (Expressed in thousands of U.S. dollars, except per share amounts)
	2009	2008 (1)	2007 (1)
Product and service revenues	$46,722	$52,726	$43,352
Engineering development revenue	-	6,854	22,180
Total revenues	$46,722	$59,580	$65,532
Net income (loss)	$(3,258)	$31,456	$(55,633)
Net income (loss) per share	$(0.04)	$0.37	$(0.49)
Income (loss) from continuing operations	$(3,258)	$31,456	$(56,418)
Income (loss) per share from continuing operations	$(0.04)	$0.37	$(0.49)
Normalized net loss (2)	$(39,283)	$(53,928)	$(40,278)
Normalized net loss per share (2)	$(0.47)	$(0.64)	$(0.35)
Operating cash consumption (2)	$(27,542)	$(29,275)	$(36,691)
Cash, cash equivalents and short-term investments	$82,231	$85,399	$145,574
Total assets	$195,348	$208,443	$298,691
1	The comparative figures have been adjusted to reflect a change in accounting policy applied on a retroactive basis. See note 1(c)(ii) to our consolidated financial statements.
2
Normalized net loss and operating cash consumption are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in Non-GAAP Measures section.

FINANCIAL OVERVIEW – Quarter ended December 31, 2009

Revenue

Our revenues for the fourth quarter of 2009 decreased 13%, to $16.5 million, compared to $18.9 million for the fourth quarter of 2008. Increases in our supporting Contract Automotive and Material Products business segments of $1.5 million were more than offset by declines in our core Fuel Cell Products business segment of $3.9 million. Revenues for the fourth quarter of 2009 represent 35% of our total year revenues and reflect an increase of 83%, or $7.5 million, compared to the third quarter of 2009.

In our core Fuel Cell Products business segment, fourth quarter 2009 revenues decreased 34%, or $3.9 million, to $7.7 million compared to the fourth quarter of 2008. The decline in 2009 was due primarily to lower fuel cell bus revenues as the fourth quarter of 2008 benefited from the commencement of shipments of fuel cell bus modules related to the B.C. Transit 2010 Olympic fuel cell bus program (which contributed $6.0 million to revenue in December 2008). Fourth quarter of 2009 revenues were also impacted by a deferral from 2009 to 2010 on the FirstEnergy Corp. (“First Energy”) distributed power generator project related to delays in testing and customer acceptance.

In our supporting Contract Automotive and Material Products business segments, fourth quarter of 2009 revenues increased 21%, or $1.5 million, to $8.8 million compared to the fourth quarter of 2008. Improvements in our Material Products segment of $0.8 million represents increased volumes at higher prices of carbon friction material products related to the recovery in the U.S. automotive sector during the quarter. Improvements in our Contract Automotive segment of $0.7 million related to increased shipments of light duty automotive products in support of Daimler’s Highway 2/3 programs, partially offset by lower automotive testing and engineering services provided to AFCC.

Net income (loss)

Our net income for the fourth quarter of 2009 increased to $25.6 million, or $0.31 per share, compared with a net loss of $19.2 million, or ($0.23) per share, in the fourth quarter of 2008. Net income for the fourth quarter of 2009 includes a gain on sale of assets of $34.3 million resulting from the AFCC Monetization, partially offset by an acceleration of amortization expense of $2.5 million for patents that were no longer in use. Net loss for the fourth quarter of 2008 includes a write-down of non-core investments of $3.0 million primarily related to our investment in Chrysalix Energy Limited Partnership (“Chrysalix”).

Normalized net loss

Our normalized net loss (see Non-GAAP Measures) for the fourth quarter of 2009 decreased $6.8 million, or 44%, to $8.6 million, or ($0.10) per share, compared with a normalized net loss of $15.4 million, or ($0.19) per share, for 2008. The improvement in normalized net loss was driven by increases in investment and other income of $6.1 million primarily as a result of increases in foreign exchange gains combined with a curtailment gain and improved investment returns related to our employee future benefit plans.

Our fourth quarter of 2009 operating expenses (excluding depreciation and amortization, restructuring, acquisition and related expenses) decreased $2.0 million, or 17%, to $10.2 million, compared with operating expenses of $12.2 million for the fourth quarter of 2008. The decline was primarily as a result of our workforce reduction and cost optimization initiatives, which were partially offset by a one-time commodity tax assessment combined with the negative effects of a stronger Canadian dollar, relative to the U.S. dollar, quarter over quarter.

Operating cash consumption (contribution)

Operating cash consumption (contribution) (see Non-GAAP Measures) for the fourth quarter of 2009 decreased $12.8 million to positive ($4.5) million, compared to $8.3 million for the fourth quarter of 2008. The $12.8 million improvement in operating cash consumption (contribution) was driven by improvements in cash flow from operating activities (net of restructuring and related payments) of $10.1 million related to our 2009 workforce reduction and cost optimization initiatives, combined with improvements in working capital requirements, including customer collections on our B.C. Transit 2010 Olympic fuel cell bus program and light-duty automotive shipments. Operating cash consumption (contribution) in the fourth quarter of 2009 also benefited from lower capital expenditures (net of proceeds on sale) of $2.7 million as we financed the acquisition of certain manufacturing assets through capital leases versus outright purchase.

FINANCIAL OVERVIEW – Year ended December 31, 2009

We generated revenues of $46.7 million in 2009, a decline of 22%, or $12.9 million from 2008. Revenues were slightly lower than our revised guidance target of $50.0 million due to the delay of expected 2009 fuel cell bus shipments and First Energy distributed power generator project milestones to 2010.

We reduced operating cash consumption in 2009 (see non-GAAP measures section) by 6% to $27.5 million, down from $29.3 million in 2008, essentially meeting our guidance target of $27 million. The improvement was due primarily to a reset of our operating cost base through restructuring activities in March and August, which offset margin declines as a result of the decline in revenues.

We ended 2009 with cash reserves of $82.2 million. Cash reserves were augmented in December 2009 through the monetization of our rights under the Share Purchase Agreement with Ford relating to our 19.9% equity investment in AFCC.

Revenue

Our revenues for the year ended December 31, 2009 decreased to $46.7 million, or 22%, compared to $59.6 million for 2008 due primarily to declines in our supporting Contract Automotive business segment of $10.0 million.

Fuel Cell Products revenues declined $3.5 million, or 13%, from 2008 as increases in product and service revenues of $1.7 million were offset by declines in engineering development revenues of $5.2 million primarily as a result of our decision to discontinue operations in EBARA BALLARD in May 2009. Fuel Cell Products product and service revenues increased 8% to $24.1 million driven by an increase in fuel cell bus shipments as a result of the B.C. Transit 2010 Olympic, Transport of London, and Advanced Public Transportation System BV (“APTS”) fuel cell bus programs. In addition, increases in back-up power market revenues driven by work completed on the First Energy distributed power generator project and increased unit shipments as a result of the successful completion of the hydrogen unit product acceptance milestone with ACME supported overall revenue growth of Fuel Cell Products product and service revenue. These increases were partially offset by lower shipments in the material handing market and by lower residential cogeneration market revenues.

Contract Automotive revenues decreased 52% to $9.2 million due to lower shipments of light-duty automotive fuel cell modules to AFCC, Daimler and Ford, combined with lower testing and engineering services provided to AFCC. In addition, the absence of engineering development revenues as a result of the elimination of light-duty automotive fuel cell program work subsequent to the closing of the AFCC Transaction on January 31, 2008 (the “AFCC Transaction”) contributed to the overall decline in Contract Automotive revenue.

Material Products revenues increased 5% to $13.4 million due to increased volumes of fuel cell GDL shipments combined with the maintenance of carbon friction material product revenues as price increases offset the impact of lower volumes as a result of the slowdown in the U.S. automotive sector during the first half of 2009.

Net income (loss)

Our net loss for the year ended December 31, 2009 increased to $3.3 million, or ($0.04) per share, compared with net income of $31.5 million, or $0.37 per share, in 2008. The net loss for 2009 includes a gain on sale of assets resulting from the AFCC Monetization of $34.3 million, restructuring and related expenses of $6.2 million relating to a 20% workforce reduction initiated in August 2009 and a 7% workforce reduction initiated in March 2009, and a non-cash gain (net of equity losses prior to dissolution) of $8.4 million related to our decision to discontinue operations in EBARA Ballard Corporation (“EBARA BALLARD”) on May 24, 2009. The net income for 2008 includes a gain on sale of assets of $96.8 million related to the AFCC Transaction, partially offset by a write-down of a non-core investment in Chrysalix of $3.0 million.

Normalized net loss

Our normalized net loss (see Non-GAAP Measures) for 2009 decreased $14.6 million, or 27%, to $39.3 million, or ($0.47) per share, compared with a normalized net loss of $53.9 million, or ($0.64) per share, for 2008. Reductions in operating expenses (excluding restructuring, acquisition and related expenses) of $12.5 million primarily as a result of our workforce reduction and cost optimization initiatives, combined with increases in investment and other income of $8.9 million primarily as a result of increases in foreign exchange gains and a curtailment gain and improved investment returns related to our employee future benefit plans, more than offset the decline in revenues (including engineering development revenue) and the related gross margin impacts of $6.2 million.

Operating cash consumption

Operating cash consumption (see Non-GAAP Measures) for 2009 decreased 6% to $27.5 million, compared to $29.3 million for 2008. The $1.7 million improvement in operating cash consumption was driven by improvements in cash flow from operating activities (net of restructuring and related payments) of $3.3 million partially offset by increased investment (net of proceeds on sale) in building manufacturing capacity. The improvement in cash flow from operations was primarily a result of our workforce reduction and cost optimization initiatives in 2009, which more than offset the impacts of the decline in revenue and related gross margin and the decline in working capital improvements. The decline in working capital improvements of $0.4 million were driven primarily by a drawdown of deferred revenue on our First Energy distributed power generator project combined with reduced improvements in inventory requirements, which more than offset improvements in accounts receivable due primarily to increased customer collections on our B.C. Transit 2010 Olympic fuel cell bus program and light-duty automotive shipments.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENT APPLIED

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses of the reporting period, as well as disclosures made in the accompanying notes to the financial statements. The estimates and associated assumptions are based on past experience and other factors that are considered relevant. Actual results could differ from these estimates. The following are our most critical accounting estimates, which are those that require management’s most challenging, subjective and complex judgments, requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. The application of these and other accounting policies are described more fully in note 1 to the consolidated financial statements.

REVENUE RECOGNITION

Revenues are generated primarily from product sales and services in our core Fuel Cell Products and supporting Contract Automotive and Material Products segments. We have also historically earned revenues by providing engineering development services in our core Fuel Cell Products and supporting Contract Automotive segments. Product revenues are derived primarily from standard equipment and material sales contracts and from long-term fixed price contracts. Service revenues are derived primarily from cost-plus reimbursable contracts. Engineering development revenues are derived primarily from long-term fixed price contracts.

On standard equipment and material sales contracts, revenues are recorded when the product is shipped to the customer, the risks of ownership are transferred to the customer, the price is fixed and determinable, and collection is reasonably assured. Provisions are made at the time of sale for warranties. Revenue recognition for standard equipment and material sales contracts does not usually involve significant estimates.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided. Revenue recognition for cost-plus reimbursable contracts does not usually involve significant estimates.

On long-term fixed price contracts, revenues are recorded on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.
  The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

  The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of our attainment on achieving certain defined contractual milestones. Management’s judgment is required in determining the probability that the revenue will be received and in determining the measurement of that amount.
Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the work required to complete a contract may change. The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

During the years ended December 31, 2009 and 2008, there were no material adjustments to revenues relating to revenue recognized in a prior period.

ASSET IMPAIRMENT

Asset impairment incorporates an evaluation of our goodwill as well as our long-lived assets for impairment.

Goodwill is subject to at least an annual assessment of impairment by applying a fair value based test at the reporting unit level. An impairment loss is recognized to the extent that the carrying amount of goodwill for each reporting unit exceeds its estimated fair market value. The fair market values of the reporting units are derived from certain valuation models, which may consider various factors such as normalized and estimated future earnings, price earnings multiples, terminal values and discount rates. All factors used in the valuation models are based on management’s estimates and are subject to uncertainties and judgments. Changes in any of these estimates could affect the fair value of the reporting units and, consequently, the value of the reported goodwill. We perform the annual review of goodwill as at December 31 of each year, more often if events or changes in circumstances indicate that it might be impaired. Based on the impairment test performed as at December 31, 2009 and 2008, we have concluded that no goodwill impairment loss was required.

In addition, we review our long-lived assets, which include intangible assets, and property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. To determine whether impairment exists, we compare the estimated undiscounted future cash flows that are projected to be generated by those assets to their respective carrying value. If the undiscounted future cash flows are lower than the carrying value, then the assets are written down to fair market value and an impairment loss is recognized. Estimated undiscounted cash flows reflect management’s estimates, and changes in those estimates could affect the carrying amount of the long-lived assets. During the years ended December 31, 2009 and 2008, we have concluded that no impairment charge was required for our long-lived assets.

During the year ended December 31, 2009, we recorded an acceleration of amortization expense of $2.5 million for patents that were no longer in use.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions. During the years ended December 31, 2009 and 2008 we recorded provisions to accrued warranty liabilities of $3.7 million and $4.4 million, respectively, for new product sales.

We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the years ended December 31, 2009 and 2008 were adjusted downwards by a net amount of $0.5 million and $0.4 million, respectively. The adjustments to reduce accrued warranty liabilities were primarily due to contractual expirations and improved lifetimes of our fuel cell products.

INVENTORY PROVISION

In determining the lower of cost and net realizable value of our inventory and establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market pricing or demand for our products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than cost. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required. During the years ended December 31, 2009 and 2008, inventory provisions of $0.9 million and $0.7 million, respectively, were recorded as a charge to cost of product and service revenues.

INVESTMENTS

We have made strategic investments in other companies or partnerships that are developing technology with potential fuel cell applications. Each of these investments is either accounted for by the equity method or carried at cost, depending on whether or not we have the ability to exercise significant influence over the company or partnership. We regularly review such investments and should circumstances indicate that an impairment of value has occurred that is other than temporary, we would record this impairment in the earnings of the current period. Given that these entities are in the development stage, there is significant judgment required in determining whether impairment has occurred in the value of these investments. During the year ended December 31, 2009, we recorded a gain of $10.8 million representing the reversal of historic equity losses (including $2.4 million of equity losses recorded in 2009 prior to the wind-up) in excess of our net investment in EBARA BALLARD as a result of the announcement of our intentions to discontinue operations in EBARA BALLARD. During the year ended December 31, 2008, we recorded a $3.0 million write-down of our non-core investment in Chrysalix.

INCOME TAXES

We use the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities arise from temporary differences between the tax bases of assets and liabilities and their carrying amounts reported in the financial statements. Future income tax assets also reflect the benefit of unutilized tax losses than can be carried forward to reduce income taxes in future years. Such method requires the exercise of significant judgment in determining whether or not our future tax assets are “more likely than not” to be recovered from future taxable income and therefore, can be recognized in the consolidated financial statements. Also estimates are required to determine the expected timing upon which tax assets will be realized and upon which tax liabilities will be settled, and the enacted or substantially enacted tax rates that will apply at such time.

ACCOUNTING POLICY CHANGES

Business Combinations, Consolidated Financial Statements and Non-Controlling Interest

On December 31, 2009, we elected to early adopt the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for Business Combinations (CICA Handbook Section 1582), Consolidations (CICA Handbook Section 1601) and Non-Controlling Interests (CICA Handbook Section 1602). Section 1582, which replaces the former Section 1581, requires all business combinations to be accounted for by applying the acquisition method. Under this method, assets acquired and liabilities assumed are measured at their full fair value at the date of acquisition unless another standard requires otherwise. Section 1582 provides the option of accounting for non-controlling interest at either fair value, or at the non-controlling interest’s proportionate share of the identifiable net assets acquired. Acquisition costs associated with a business combination are to be expensed in the period in which they are incurred. Section 1601 carries forward the standards for the preparation of consolidated financial statements of former Section 1600, while Section 1602 requires non-controlling interests to be reported as a separate component of equity, with net income calculated without deduction for non-controlling interests. Consolidated net income is to be allocated between controlling and non-controlling interest. These three new sections, which are effectively harmonized with International Financial Reporting Standards and U.S. GAAP, were implemented effective January 1, 2009 and apply prospectively to all business combinations. There was no impact on our 2009 financial statements as a result of adopting these new standards other than the expensing of acquisition costs of $0.5 million incurred for our subsequent acquisition of Dantherm Power.

Employee Future Benefit Plans

In 2009, we have changed our accounting policy for accounting for actuarial gains and losses for employee future benefit plans from the corridor method to the fair value method of accounting. This change in accounting policy applies to a defined benefit pension plan and other post-retirement benefits for our current and former employees in the United States. We have made this accounting policy change, as we believe it is the preferred policy to better reflect the costs and liability of these employee future benefits to us as it better reflects the current estimated cost to terminate these plans. This change in accounting policy was made concurrent with a December 31, 2009 curtailment of future benefits in the defined benefit pension plan. As a result of this change, employee future benefit plan assets and accrued benefit obligations have been recorded at their fair values on each balance sheet date with the actual return on plan assets and any net actuarial gains or losses recognized immediately in the statement of operations. This change in accounting policy has been applied on a retroactive basis and has resulted in a $0.2 million increase in accumulated deficit as at December 31, 2007, an $2.6 million decrease in net income for 2008, and a $2.2 million increase in net income for 2009. The offsetting adjustment as a result of the retroactive application has been recorded to long-term liabilities (see note 1(c)(ii) to the consolidated financial statements). Certain comparative figures on the consolidated statement of cash flows have been reclassified to conform to the current year presentation.

Financial Instruments – Presentation and Disclosure

In 2009, we adopted the amendments to CICA Handbook Section 3862 for Financial Instruments – Presentation and Disclosure. The adoption of these amendments resulted in enhanced disclosures regarding the fair value measurement of financial instruments (see note 20 to the consolidated financial statements) but had no impact on our results, financial position or cash flows.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Convergence with International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP, as used by publicly accountable companies, would be fully converged to International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). For our 2011 interim and annual financial statements, we will be required to report under IFRS and to provide IFRS comparative information for the 2010 financial year.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. As part of the IFRS conversion project, we have established an implementation team, which includes a project manager, management from all relevant departments and a steering committee to oversee the project. We have also engaged an external advisor to assist in the conversion to IFRS.

The conversion project consists of three phases.

Scoping Phase – This phase involves a detailed review and initial scoping of accounting differences between Canadian GAAP and IFRS, a preliminary evaluation of IFRS 1 exemptions for first-time IFRS adopters and a high-level assessment of potential consequences for financial reporting, business processes, internal controls, and information systems.

Design Phase – This phase involves prioritizing accounting treatment issues and preparing a conversion plan, quantifying the impact of conversion to IFRS, reviewing and approving accounting policy choices, performing a detailed impact assessment and designing changes to systems and business processes, developing IFRS training material and drafting IFRS financial statement content.

Implementation Phase – This phase involves embedding changes to systems business processes and internal controls; determining the opening IFRS transition balances sheet and tax impacts; parallel accounting under Canadian GAAP and IFRS; and preparing detailed reconciliations of Canadian GAAP to IFRS financial statements. This phase also involves conversion assessment, evaluating improvements for a sustainable operational IFRS model, and testing the internal controls environment.

We have completed the scoping phase and are continuing with the project design phase and continue to develop solutions to execute the project implementation phase. Initial training has been given to key employees, and further investments in training and resources will be made throughout the transition to facilitate a timely and efficient changeover to IFRS.

We have performed an initial assessment of the exemptions from full retrospective application available under IFRS 1, “First-Time Adoption of International Financial Reporting Standards,” and their potential impacts on our financial position.

 On adoption of IFRS, the exemptions being considered by us that could result in material impacts are as follows:

Exemptions	Application of exemption
Business combinations	The Company expects to elect not the restate any business combinations that occurred prior to January 1, 2010.
Assets and liabilities of subsidiaries, associates and joint ventures (entities in the same group may adopt IFRS at different dates)	The Company may elect different IFRS accounting policies than its subsidiaries (but the subsidiaries would need to align those policies when preparing consolidated IFRS financial statements).
Cumulative transaction differences (IAS 21, “The Effects of Changes in Foreign Exchange Rates”)	The Company has elected to reset all cumulative translation gains and losses to zero in opening earnings at January 1, 2010.

We are in the process of quantifying the expected material differences between IFRS and the current accounting treatment under Canadian GAAP. Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the following key account areas:

Key Accounting Area	Differences with Potential Impact to the Company
Presentation of Financial Statements (IAS 1)	Additional disclosures in the notes to the financial statements. Statement of Operations expected to be presented by functional category versus by type of expenditure.
Property and Equipment (IAS 16)
  Evaluating impact of componentization on accounting policy
  All significant components of furniture and fixtures, office equipment and computer hardware will be amortized accordingly to their useful lives determined in accordance with IFRS.

Impairment of Assets (IAS 36)
  Grouping of assets in cash-generating units (CGUs) on the basis of independent cash inflows for impairment testing purposes, using a Fair Value or Value-in-Use (i.e. discounted cash-flow method (DCF)) approach.
  Goodwill allocated to, and tested in, conjunction with its related CGU or group of CGUs.
  Under certain circumstances, previous impairment taken (other than goodwill) is required to be reversed.
  The Company is currently in the process of defining a CGU.

Income Taxes (IAS 12) (Subject to adoption at transition of a revised IAS 12 standard)	Recognition and measurement criteria for deferred tax assets and liabilities may differ.
Share-based Payments (IFRS 2)
  Each installment accounted for as a separate arrangement. Compensation expense for a share-based payment award that vests over a three-year period will be calculated and recognized as three separate awards (graded vesting) instead of as a single award recognized on a straight-line basis.

Provisions and Contingencies (IAS 37)	Different threshold used for recognition of a contingent liability, which could have an impact on timing of when a provision may be recorded.

The above is not an exhaustive list of all the significant impacts that could occur during the conversion to IFRS. We continue to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue to issue new accounting standards during the transition period. As a result, the final impact of IFRS on our consolidated financial statements can only be measured once all the applicable IFRS at the conversion date are known.

Our IFRS conversion project is progressing according to schedule. As the project advances, the Company could alter its intentions and the milestones communicated at the time of reporting as a result of changes to international standards currently in development, or in light of new information or other external factors that could arise between now and when the changeover has been completed.

RESULTS OF OPERATIONS

Revenues for the year ended December 31, 2009 were $46.7 million, a decrease of $12.9 million, or 22%, from 2008 due primarily to declines in our supporting Contract Automotive segment of $10.0 million.

The following table provides a breakdown of our revenues for the reported periods:

(Expressed in thousands of U.S. dollars)	Year ended December 31,
		2009			2008
	Product and	Engineering		Product and	Engineering
	Service	Development	Total	Service	Development	Total
Fuel Cell Products	$24,142	$-	$24,142	$22,405	$5,236	$27,641
Contract Automotive	9,170	-	9,170	17,598	1,618	19,216
Material Products	13,410	-	13,410	12,723	-	12,723
	$46,722	$-	$46,722	$52,726	$6,854	$59,580

Fuel Cell Products product and service revenues for the year ended December 31, 2009 increased $1.7 million, or 8%, compared to 2008. Increased fuel cell bus revenues as a result of the shipment of the remaining ten fuel cell bus modules for the B.C. Transit 2010 Olympic fuel cell bus program in the second quarter of 2009 ($6.0 million) combined with fuel cell bus module shipments for the Transport of London and the Advanced Public Transportation System by (“APTS”) fuel cell bus programs drove the increase. Increases in back-up power market revenues as a result of work completed on the First Energy distributed power generator project combined with increased unit shipments as a result of the successful completion of the hydrogen unit product acceptance milestone with ACME in the second quarter of 2009 were more than offset by lower shipments in the material handling and residential cogeneration markets. Fuel Cell Products shipments in our back-up power and materials handling markets totaled 988 units and 182 units, respectively, for the year ended December 31, 2009, as compared to 720 units and 508 units, respectively, for the year ended December 31, 2008.

Fuel Cell Products engineering development revenues were nil for the year ended December 31, 2009, a $5.2 million reduction compared to 2008. The absence of Fuel Cell Products engineering development revenues in 2009 was expected due primarily to the completion of our 1kW residential cogeneration fuel cell program and the completion of pre-production work related to the B.C. Transit 2010 Olympic fuel cell bus program in the third quarter of 2008. The costs associated with these engineering development revenues are included in research and development expenses.

Contract Automotive product and service revenues for the year ended December 31, 2009 decreased $8.4 million, or 48%, compared to 2008 due to lower contract manufacturing of light-duty automotive fuel cell products at lower prices to AFCC, Daimler and Ford, combined with lower automotive service revenues derived primarily from testing and engineering services to AFCC. Contract Automotive engineering development revenues were nil for the year ended December 31, 2009, a $1.6 million reduction compared to 2008. The absence of Contract Automotive engineering development revenues in 2009 was expected due to the closing of the AFCC Transaction on January 31, 2008. The costs associated with these engineering development revenues are included in research and development expenses.

Material Products revenues for the year ended December 31, 2009 increased $0.7 million, or 5%, compared to 2008 due primarily to increased volumes of fuel cell GDL shipments combined with the maintenance of carbon friction material product revenues as price increases offset the impact of lower volumes as a result of the slowdown in the U.S. automotive sector during the first half of 2009.

Cost of product and service revenues for the year ended December 31, 2009 were $40.8 million, a decrease of $6.6 million, or 14%, compared to 2008. The 14% decrease year over year is reflective of the 11% decrease in product and service revenues for the respective periods.

Gross margins on product and service revenues increased to $5.9 million, or to 12% of revenues for the year ended December 31, 2009, compared to $5.3 million, or 10% of product and service revenues for 2008. Increased gross margins 2009 as a result of increased shipments fuel cell buses and carbon fiber products combined with work performed on the First Energy distributed power generator program more than offset the decline in gross margin as a result of lower automotive shipments and service revenues. Gross margins in 2009 were also negatively impacted by more aggressive product pricing on our back-up power products in order to encourage market adoption whereas gross margins in 2008 were negatively impacted by more aggressive product pricing and enhanced warranty coverage on our materials handling products in order to encourage market adoption.

Research and product development expenses for the year ended December 31, 2009 were $26.6 million, a decrease of $10.6 million, or 28%, compared to 2008. The decline in expenditures is due primarily to the 20% workforce reduction initiated in August 2009 and the 7% workforce reduction initiated in March 2009 combined with the disposition of our automotive fuel cell development programs on the closing of the AFCC Transaction on January 31, 2008, the completion of our 1kW residential cogeneration fuel cell program in the third quarter of 2008, and the positive effects of a weaker Canadian dollar relative to the U.S. dollar. In addition, as part of our restructuring events we have significantly narrowed our research efforts in the business and have begun to aggressively pursue government funding for our programs. Government research funding is reflected as a cost offset to research and product development expenses.

Included in research and product development expenses for 2008 were costs of $5.9 million related to our achievement of predefined milestones for our customers under the development programs for which we earned engineering development revenue.

General and administrative expenses for the year ended December 31, 2009 were $10.8 million, a decrease of 1.7 million, or 14%, compared to 2008. This decline in expenditures is due primarily to the 20% workforce reduction initiated in August 2009 and the 7% workforce reduction initiated in March 2009 combined with the positive effects of a weaker Canadian dollar relative to the U.S. dollar, which more than offset the negative impacts of a one-time commodity tax assessment.

Sales and marketing expenses for the year ended December 31, 2009 were $7.2 million, a decrease of 0.3 million, or 3%, compared to 2008. Increased investment in sales and marketing capacity in 2009 in support of commercial efforts was more than offset by cost optimization efforts and the positive effects of a weaker Canadian dollar, relative to the U.S. dollar.

Restructuring and related expenses for the year ended December 31, 2009 were $6.2 million and relate to the 20% workforce reduction initiated in August 2009 and the 7% workforce reduction initiated in March 2009.

Acquisition charges for the year ended December 31, 2009 were $0.5 million and relate to costs incurred on the acquisition of a controlling interest in Dantherm Power, completed on January 18, 2010.

Depreciation and amortization was $6.6 million for the year ended December 31, 2009, an increase of $0.5 million, or 9%, compared to 2008. Depreciation and amortization increased in 2009 due primarily to an acceleration of amortization expense of $2.5 million for patents that were no longer in use. This increase was only partially offset by declines in depreciation and amortization expense as some assets became fully depreciated or amortized during 2008.

Investment and other income (loss) was $6.0 million for the year ended December 31, 2009, compared to a loss of ($2.9) million for 2008. The following table provides a breakdown of our investment and other income and foreign exchange gain for the reported periods:

	2009	2008
Curtailment gain on employee future benefit plans	$1,055	$-
Investment return (loss) less interest cost on
employee future benefit plans	741	(2,686)
Investment income	387	2,012
Foreign exchange gain (loss)	3,187	(3,653)
Other income	625	1,456
Investment and other income (loss)	$5,995	$(2,871)

Curtailment gain on employee future benefit plans was $1.1 million for the year ended December 31, 2009 and resulted from a freeze in future benefits of a defined benefit pension plan applicable for our current and former employees in the United States. As a result of the curtailment, there will be no further current service cost related to this defined benefit pension plan.

Investment return (loss) less interest cost on employee future benefit plans was $0.7 million for the year ended December 31, 2009 as compared to a loss of ($2.7) million during 2008. The improvement in 2009, as compared to 2008, was primarily a result of a recovery in the capital markets in 2009 which resulted in increased returns on plan assets related to the above defined benefit pension plan. We account for future employee benefits using the fair value method of accounting. As a result, employee future benefit plan assets and accrued benefit obligations are recorded at their fair values on each balance sheet date with the actual return on plan assets and any net actuarial gains or losses recognized immediately in the statement of operations. The fair values are determined directly by reference to quoted market prices.

Investment income was $0.4 million for the year ended December 31, 2009, a decrease of $1.6 million, or 81%, compared to 2008. The decrease was a result of declining interest rates combined with lower average cash balances in 2009 compared to 2008. We classify our cash, cash equivalents and short-term investments as held-for-trading and measure these assets at fair value with changes in fair value recognized in income. The fair values are determined directly by reference to quoted market prices. During 2008 and into 2009, the investment market was negatively impacted by liquidity and credit market concerns along with increased concerns about a global economic slowdown. We continue to review our exposure to these issues and have determined that there are no material impacts on our investment portfolio.

Foreign exchange gains and losses are attributable to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary assets and on outstanding foreign exchange contracts to buy or sell Canadian dollars over the respective periods. The foreign exchange gains in the second, third and fourth quarters of 2009 of $2.3 million, $1.0 million, and $1.2 million, respectively, resulted primarily from the strengthening of the Canadian dollar during the quarters and more than offset the first quarter of 2009 foreign exchange loss of $1.4 million, which had resulted primarily from the weakening of the Canadian dollar during that quarter. Compared to the U.S. dollar, the Canadian dollar has strengthened to 1.05 at December 31, 2009, as compared to 1.07 at September 30, 2009, 1.16 at June 30, 2009, 1.26 at March 31, 2009 and 1.22 at December 31, 2008. The foreign exchange loss of $3.7 million for 2008 resulted from the weakening of the Canadian dollar in 2008. Compared to the U.S. dollar, the Canadian dollar weakened in 2008 from 0.99 at December 31, 2007 to 1.22 at December 31, 2008. In addition to foreign exchange contracts, we hold Canadian dollar cash and short-term investments to reduce the foreign currency risk inherent in expenditures denominated in Canadian dollars. Our foreign denominated cash and short-term investments do not qualify for hedge accounting and therefore foreign exchange gains and losses are recognized when they occur.

See note 20 to our consolidated financial statements for additional information about the significance of financial instruments to our financial position and performance, the nature and extent of risks arising from those financial instruments to which we are exposed, and how we manage those risks.

Other income was $0.6 million for the year ended December 31, 2009, a decrease of $0.8 million, or 57%, compared to 2008. The decline was expected due to fewer administrative support services provided to AFCC in 2009.

Gain on assets held for sale was $34.3 million for the year ended December 31, 2009 compared to $96.8 million for 2008. The 2009 gain was primarily a result of the AFCC Monetization whereas the 2008 gain reflects the disposition of automotive assets pursuant to the AFCC Transaction.

Loss on disposal and write-down of long-lived assets were $2.8 million for the year ended December 31, 2008 primarily as a result of a $3.0 million write-down in our investment in Chrysalix to $0.5 million, representing estimated net realizable value.

Equity income (loss) of associated companies was income of $8.4 million for the year ended December 31, 2009, compared to a loss of ($8.6) million, for 2008 and related to our share of the losses of EBARA BALLARD. On the announcement of our decision in May 2009 to discontinue operations in EBARA BALLARD, the $10.8 million of historic recorded equity losses in EBARA BALLARD (including $2.4 million of equity losses recorded in 2009 prior to the wind-up) in excess of our net investment in EBARA BALLARD, was reversed to net income as (i) Ebara was solely responsible for the liquidation obligations of EBARA BALLARD; and (ii) we are not committed to provide, nor do we intend to provide, any further financial support to EBARA BALLARD. EBARA BALLARD was formally dissolved in October 2009.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Cash, cash equivalents and short-term investments were $82.2 million as at December 31, 2009, compared to $85.4 million at the end of 2008. The decrease of $3.2 million in 2009 was driven by a net loss (excluding non-cash items) of $35.5 million, an advance to EBARA BALLARD of $5.0 million, capital expenditures (net of proceeds on sale of capital assets) of $4.6 million and payment of non-dilutive financing costs of $3.2 million. These outflows were partially offset by proceeds on the AFCC Monetization of $37.0 million and working capital inflows of $8.5 million.

For the year ended December 31, 2009, working capital requirements resulted in cash inflows of $8.5 million compared to cash inflows of $8.9 million for 2008. In 2009, working capital inflows were driven by lower accounts receivable of $6.1 million due primarily to collections of our fuel cell bus and contract automotive product and service revenues, higher accrued warranty liabilities of $4.0 million due primarily to product shipments for the B.C. Transit 2010 Olympic and APTS fuel cell bus programs, lower inventory expenditures of $1.4 million and higher accounts payable and accrued liabilities of $1.6 million. These working capital inflows in 2009 were partially offset by cash outflows from the draw down of deferred revenue of $3.7 million due primarily to amounts earned under the First Energy distributed power generator program. Working capital inflows of $8.9 million for 2008 were driven by lower inventory of $4.5 million due to higher fourth quarter shipments of fuel cell bus, materials handing and back-up power products combined with improved inventory management and increased platinum recoveries, higher accrued warranty liabilities of $3.1 million as a result of the above noted fourth quarter product shipments, and higher deferred revenue of $0.8 million due to the timing of payments on pre-funded contracts.

Investing activities resulted in cash inflows of $19.7 million for the year ended December 31, 2009, compared to cash outflows of $6.0 million in 2008. Investing activities in 2009 include gross proceeds received on the closing of the AFCC Monetization of $37.0 million. The AFCC Monetization closing costs of $1.4 million were accrued at December 31, 2009 and paid during 2010. Changes in short-term investments resulted in cash outflows of $7.6 million in 2009 as compared to inflows of $64.9 million in 2008. Balances changed between cash equivalents and short-term investments as we make investment decisions with regards to the term of investments and our future cash requirements. Capital spending (net of proceeds on sale) of $4.6 million in 2009, and $3.1 million in 2008, was primarily for manufacturing equipment in order to build production capacity. The cash flows used for other investing activities in 2009 of $5.1 million include an investment in EBARA BALLARD of $5.0 million and an investment in Chrysalix Energy Limited Partnership of $0.2 million. The cash flows used for other investing activities in 2008 of $6.2 million represent a net investment in EBARA BALLARD of $5.9 million, comprising of an additional investment of $11.2 million offset by licensing cash receipts of $5.3 million, combined with an investment in Chrysalix of $0.3 million.

Financing activities resulted in cash outflows of $3.5 million for the year ended December 31, 2009, compared to cash inflows of $36.9 million for 2008. Financing activities in 2009 represent the payment of the remaining closing costs of $3.2 million which were accrued at December 31, 2008 on the closing of the Arrangement with Superior, and the purchase of treasury stock under our market purchase restricted share unit plan of $0.2 million. Financing activities in 2008 represent gross proceeds received on the closing of the Arrangement with Superior of $38.0 million less initial closing costs paid in 2008 of $1.1 million.

As at March 9, 2010, we had 84,059,291 common shares issued and outstanding and stock options to purchase 5,410,838 of our common shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2009, we had cash, cash equivalents and short-term investments totaling $82.2 million. We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for fuel cells and material products, the purchase of equipment for our manufacturing and testing facilities, the further development of business systems and low-cost manufacturing processes and the further development of our sales and marketing, product distribution and service capabilities.

At this stage of our development, we expect to record losses for at least the next few years as we continue to make significant investments in research and product and market development activities necessary to commercialize our products. Our actual funding requirements will vary based on the factors noted above, our relationships with our lead customers and strategic partners, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product opportunities, our working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.

Our financial strategy is to manage our cash resources with strong fiscal discipline, focus on markets with high product and service revenue growth potential, license technology in cases where it is advantageous to us, and access available government funding for research and development projects. Our current financing principle is to maintain cash balances sufficient to fund at least six quarters of operating cash consumption at all times. We believe that our current cash, cash equivalents and short-term investments, combined with our subsequent monetization of our head office building in Burnaby, British Columbia through a sale and leaseback transaction, are sufficient to meet our planned growth and development activities for the foreseeable future without the need to access public market financing. However, circumstances could change which would make it advantageous for us to access additional capital.

2010 OUTLOOK

We expect revenues for 2010 to be in excess of 35% over our 2009 revenues of $46.7 million. Our revenue outlook for 2010 is based on our internal revenue forecast which reflects an assessment of overall business conditions and takes into account actual sales in the first two months of 2010, sales orders received for units and services to be delivered in 2010, and an estimate with respect to the generation of new sales in each of our markets. Our 2010 revenue outlook is supported by committed orders for products and services of $22.7 million at December 31, 2009 (consisting of $12.5 million for Fuel Cell Products, $5.8 million for Contract Automotive, and $4.5 million for Material Products); and by the following expected growth milestones:
  Commencement of shipments of back-up power fuel cell stacks for deployment to Idatech, LLC’s reformate-based supplemental power systems for the Indian telecom market.

  Deployment of Dantherm Power hydrogen-based back-up power systems in one major new network;

  Commissioning of the 1 MW distributed generation system for FirstEnergy Corp.;

  Recording our first distributed generation system sale utilizing by-product hydrogen;

  More than doubling volumes of material handling fuel cell stack shipments, in line with Plug Power Inc.’s 2010 shipment target of 1,100 GenDrive ™ systems; and

  Recording new fuel cell bus contracts to support the deployment of more than 25 buses.

We expect to improve our cash flow from operations in 2010 by 30% over our 2009 cash used by operations of ($26.9) million. A primary driver for this expected reduction in cash flow from operations for 2010 are expected increases in gross margins as a result of the above 35% expected increase in revenues, combined with the full year benefit of our streamlined operating expense base as a result of the 20% workforce reduction initiated in August 2009 and the 7% workforce reduction initiated in March 2009. Our cash flow from operations outlook for 2010 is based on our internal cash flow from operations forecast and takes into account our forecasted gross margin and working capital impacts related to the above revenue forecast, the costs of our current operating expense base, and assumes an average U.S. dollar exchange rate of 1.10 in relation to the Canadian dollar.

Cash used by operations is expected to be materially higher in the first quarter of 2010, as compared to the last three quarters of the year, due primarily to working capital impacts related to the payment of accrued severance, accrued AFCC Monetization expenses and accrued acquisition costs related to the subsequent purchase of Dantherm Power; the buildup of inventory to support automotive fuel cell shipments to Daimler expected to commence in the second quarter of 2010; and the expected timing of revenues and the related customer collections.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

In 2009, we completed the AFCC Monetization with a financial institution to monetize our rights under a Share Purchase Agreement with Ford relating to our 19.9% equity investment in AFCC. On the closing of the AFCC Monetization in 2009, we received a cash payment of $37 million and a contingent payment of $7.5 million. The contingent payment of $7.5 million is due upon maturation of the Share Purchase Agreement on or before January 31, 2013, and is contingent on the financial institution’s rights in the transaction remaining unsubordinated. Due to the contingent nature of the $7.5 million receipt in 2013, this receipt has not been accrued in our consolidated financial statements as at December 31, 2009.

Periodically, we use foreign exchange contracts to manage our exposure to currency rate fluctuations and platinum forward purchase contracts to manage our exposure to platinum price fluctuations. We record these contracts at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are recorded in our consolidated statements of operations.

As at December 31, 2009, we did not have any other material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

During 2009, a Canadian governmental agency agreed to terminate potential royalties payable of Canadian $5.4 million in respect of future sales of fuel cell-based stationary power products under a historic development program. As a result, total royalties payable in respect of future sales of fuel cell-based stationary power products under two development programs with certain Canadian government agencies have been reduced from up to a maximum of Canadian $49.0 million at December 31, 2008 to a maximum of Canadian $43.7 million at December 31, 2009. As at December 31, 2009, we have made total royalty payments of Canadian $5.3 million against this potential obligation, including royalty payments of Canadian $0.1 million in 2009. The conditions under which these royalties become payable are described in more detail in note 15 to our consolidated financial statements.

We have committed to make future capital contributions of $0.3 million (Canadian $0.3 million) in Chrysalix, in which we have a limited partnership interest.

As at December 31, 2009 we had the following contractual obligations and commercial commitments:

(Expressed in thousands of U.S. dollars)	Payments due by period,
		Less than			After 5
Contractual Obligations	Total	one year	1-3 years	4-5 years	years
Operating leases	$18,522	$1,789	$3,577	$3,631	$9,525
Asset retirement obligations	3,988	-	-	-	3,988
Total contractual obligations	$22,510	$1,789	$3,577	$3,631	$13,513

In addition to the contractual purchase obligations above, we have commitments to purchase $1.4 million of capital assets as at December 31, 2009. Capital expenditures pertain to our regular operations and will be funded through either capital leases or cash on hand.

The Arrangement with Superior Plus includes an indemnification agreement dated December 31, 2008 (the "Indemnity Agreement"), which sets out the parties’ continuing obligations to the other. The Indemnity Agreement has two basic elements: it provides for the indemnification by each of the parties to the other for breaches of representations and warranties or covenants as well as, in our case, any liability relating to our business which is suffered by Superior Plus. Our indemnity to Superior Plus with respect to our representation relating to the existence of our tax pools immediately prior to the completion of the Arrangement is limited to an aggregate of $7.0 million (Canadian $7.4 million) with a threshold amount of $0.5 million (Canadian $0.5 million) before there is an obligation to make a payment. Second, the Indemnity Agreement provides for adjustments to be paid by us, or to us, depending on the final determination of the amount of our Canadian non-capital losses, scientific research and development expenditures and investment tax credits generated to December 31, 2008, to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement was executed. At December 31, 2009, we have not accrued any amount owing, or receivable, as a result of the Indemnity Agreement.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, our key management personnel and our equity-accounted investees. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices. Related parties include EBARA BALLARD and EBARA Corporation prior to the discontinuance of our operations in EBARA BALLARD in May 2009; and Daimler and Ford prior to the closing of the AFCC Transaction on January 31, 2008. AFCC is not considered to be a related party as we do not have the ability to exercise significant influence over AFCC’s strategic operating, investing or financing policies.

We have earned revenues from related parties from the sale of products and services and from engineering development revenues. We have provided funding to related parties for the purposes of conducting research and development on our behalf. We have also purchased intellectual property and obtained licenses from, and granted licenses to, related parties. As a result of the AFCC Transaction and the discontinuance of operations in EBARA BALLARD, related party transactions have been reduced.

Related party transactions and balances are as follows:

(Expressed in thousands of U.S. dollars)	Years Ended December 31,
Transactions with related parties	2009	2008
Revenues from products, engineering services and other	$380	$7,906
Purchases	78	188
Net investments and advances	5,000	5,939

(Expressed in thousands of U.S. dollars)	As at December 31,
Balances with related parties	2009	2008
Accounts receivable	$-	$4,500
Accounts payable and accrued liabilities	$-	$31

The AFCC Transaction, which closed on January 31, 2008, is also a related party transaction.

For 2010, the operating results of Dantherm Power will be consolidated with Ballard’s. As such, all transactions between Dantherm Power and Ballard will be eliminated. Transactions between Ballard and Dantherm Power’s non-controlling partners, Danfoss A/S and Dantherm A/S, will be considered to be related party transactions.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table provides summary financial data for our last eight quarters:

(Expressed in thousands of U.S. dollars, except per share amounts)	Quarter ended,
	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2009	2009	2009	2009
Product and service revenue	$16,516	$9,047	$13,075	$8,084
Engineering development revenue	-	-	-	-
Total revenue	$16,516	$9,047	$13,075	$8,084

Net income (loss)	$25,634	$(11,352)	$1,583	$(19,123)
Net income (loss) per share, basic and diluted	$0.31	$(0.14)	$0.02	$(0.23)

Weighted average common shares outstanding
(000’s)	83,974	83,955	83,941	82,662

	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2008	2008	2008	2008
Product and service revenue	$18,605	$10,879	$11,131	$12,111
Engineering development revenue	296	1,406	1,220	3,932
Total revenue	$18,901	$12,285	$12,351	$16,043

Net income (loss)	$(19,161)	$(16,186)	$(13,638)	$80,440
Net income (loss) per share, basic and diluted	$(0.23)	$(0.20)	$(0.17)	$0.86

Weighted average common shares outstanding
(000’s)	82,116	82,102	82,086	93,447

Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results. Variations in our net income (loss) for the above periods were affected primarily by the following factors:
  Product and service revenues: Variations in fuel cell product revenues reflect the timing of our customers’ fuel cell vehicle, bus and field cell product deployments. Product revenues in the second quarter of 2009 and the fourth quarter of 2008 were positively impacted by the shipments of fuel cell bus modules related to the B.C. Transit 2010 Olympic fuel cell bus program totaling $6.0 million in each of those quarters. Revenue from testing and engineering services to AFCC commenced in the first quarter of 2008. Variations in fuel cell service revenues reflect the timing of work performed and the achievements of milestones under the First Energy distributed power generator program which commenced in the second quarter of 2009 and from government contracts in the material handling and back-up power markets.

  Engineering development revenue: Variations in engineering development revenue reflect the timing of work performed and the achievements of milestones under the 1kW residential cogeneration fuel cell development program and from light duty automotive and fuel cell bus programs. As a result of the AFCC Transaction, there were no light duty automotive fuel program engineering development revenues subsequent to January 2008. In addition, the 1kW residential cogeneration fuel cell development program was completed in the third quarter of 2008.

  Operating expenditures: Operating expenses have declined in the last three quarters of 2009 as a result of the 20% workforce reduction initiated in August 2009 and the 7% workforce reduction initiated in March 2009. Operating expenses also include restructuring and related expenses of $4.8 million in the third quarter of 2009 and $1.4 million in the first quarter of 2009 as a result of the above workforce reduction initiatives. Operating expenses also reflect changes in the value of the Canadian dollar versus the U.S. dollar.

  Depreciation and amortization: Depreciation and amortization has declined for the first three quarters of 2009 and the four quarters of 2008 as several assets became fully depreciated or amortized during 2007 and certain intangible assets were disposed of in the AFCC Transaction. Depreciation and amortization expense increased in the fourth quarter of 2009 due an acceleration of amortization expense of $2.5 million for patents that were no longer in use.

  Investment and other income: Investment and other income include foreign exchange gains (losses), investment income, curtailment and mark to market gains (losses) on our employee future benefit plans, and other income. Foreign exchange gains (losses) have varied in each quarter due to fluctuations in the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated cash and short-term investments, and on our outstanding foreign exchange contracts to buy or sell Canadian dollars. Investment income has continually declined for the last eight quarters due to declines in our cash equivalents and short-term investment portfolios and declines in interest rates. Investment and other income in the fourth quarter of 2009 was positively impacted by a $1.1 curtailment gain resulting from a freeze in future benefits of a defined benefit pension plan applicable for our current and former employees in the United States.

  Loss on disposal and write-down of long-lived assets: The net loss for the fourth quarter of 2008 was negatively impacted by a $3.0 million write-down of our investment in Chrysalix.

  Gain on sale of assets: The net income for the fourth quarter of 2009 was significantly impacted by a $34.3 million gain on the AFCC Monetization. The net income for the first quarter of 2008 was significantly impacted by a $96.8 million gain on the sale of assets pursuant to the AFCC Transaction.

  Equity income (loss) of associated companies: The net income for the second quarter of 2009 was significantly impacted by a $10.8 million gain recorded on the discontinuance of operations in EBARA BALLARD, representing the reversal of our historic recorded equity losses in EBARA BALLARD in excess of our net investment in EBARA BALLARD at that time. Net income (loss) for the first quarter of 2009 and the four quarters of 2008, was impacted by equity losses in EBARA BALLARD ranging from approximately $1.0 million to $3.0 million, respectively, per quarter.

RISKS & UNCERTAINTIES

An investment in our common shares involves risk. Investors should carefully consider the risks described below and the other information contained in, and incorporated into, this Management Discussion and Analysis, our financial statements for the year ended December 31, 2009, and our Annual Information Form. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of risks and uncertainties summarized below which apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov). These documents are also available on our website at www.ballard.com.

Our business entails risks and uncertainties that affect our outlook and eventual results of our business and commercialization plans. The primary risks relate to meeting our product development and commercialization milestones, which require that our products exhibit the functionality, cost, durability and performance required in a commercial product and that we have sufficient access to capital to fund these activities. To be commercially useful, most of our products must be integrated into products manufactured by system integrators or OEMs. There is no guarantee that system integrators or OEMs will provide products that use our products as components. There is also a risk that mass markets for certain of our products may never develop, or that market acceptance might take longer to develop than anticipated.

A summary of these identified risks and uncertainties are as follows:
  We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all;

  We expect our cash reserves will be reduced due to future operating losses, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary;

  We may not be able to successfully execute our business plan;

  Potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan;

  Exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition or profitability;

  Commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability;

  A mass market for our products may never develop or may take longer to develop than we anticipate;

  We have limited experience manufacturing fuel cell products on a commercial basis;

  We are dependent on third party suppliers for the supply of key materials and components for our products;

  We are dependent upon Original Equipment Manufacturers and Systems Integrators to purchase certain of our products;

  Global economic conditions are beyond our control and may have an adverse impact on our business or on our key suppliers and / or customers;

  Public Policy and regulatory changes could hurt the market for our products;

  We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success;

  We may be involved in intellectual property litigation that causes us to incur significant expenses or prevents us from selling our products;

  We currently face and will continue to face significant competition;

  We could lose or fail to attract the personnel necessary to run our business;

  We could be liable for environmental damages resulting from our research, development or manufacturing operations;

  Our products use flammable fuels, which could subject our business to product liability claims;

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and the CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a–15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (“Exchange Act”). The CEO and CFO have concluded that as of December 31, 2009, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified therein, and accumulated and reported to management to allow timely discussions regarding required disclosure.

Internal control over financial reporting

The CEO and CFO, together with other members of management, are responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. Internal control over financial reporting is designed under our supervision, and effected by the Company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada and the requirements of the Securities and Exchange Commission in the United States, as applicable.

There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Management, including the CEO and CFO, have evaluated the effectiveness of internal control over financial reporting, as defined in Rules 13a–15(f) of the Exchange Act, in relation to criteria described in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, Management has determined that internal control over financial reporting was effective as of December 31, 2009.

KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of December 31, 2009.

Changes in internal control over financial reporting

During the year ended December 31, 2009, there were no material changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. A description of non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Normalized net loss measures our net loss after excluding items that are unusual in nature or do not reflect the normal continued operating activity of the business. Gains on sale of assets, write-downs of investments, restructuring and related expenses, equity income (loss) in associated companies, and acquisition and related costs are either not considered part of our core activities, or are expected to occur infrequently. Therefore we have removed these items in our calculation of normalized net loss. We believe normalized net loss assists investors in assessing our actual and future performance.

(Expressed in thousands of U.S. dollars, except per	Three months ended
share amounts)	December 31,		Year ended December 31,
Normalized net loss	2009	2008	2009	2008
Reported net income (loss)	$25,634	$(19,161)	$(3,258)	$31,456

Restructuring and related expenses	36	-	6,229	-

Gain loss on sale of assets	(34,297)	-	(34,297)	(96,845)

Equity (income) loss in associated companies	(421)	942	(8,364)	8,649

Write-down (gain on sale) of investments	(71)	2,812	(122)	2,812

Acquisition charges	529	-	529	-

Normalized net loss	$(8,590)	$(15,407)	$(39,283)	$(53,928)
Normalized net loss per share	$(0.10)	$(0.19)	$(0.47)	$(0.64)
Weighted average common shares outstanding (000’s)	83,974	82,116	83,637	84,922

Operating cash consumption measures the amount of cash required to fund the operating activities of our business (net of restructuring and related costs) and excludes financing and investing activities except for capital lease payments and additions, net of proceeds on sale, of property, plant and equipment. We believe operating cash consumption assists investors in assessing our requirements to fund future operations.

(Expressed in thousands of U.S. dollars)	Three months ended
	December 31,		Year ended December 31,
Operating cash (consumption) contribution	2009	2008	2009	2008
Cash from (used by) operations	$1,578	$(7,305)	$(26,962)	$(26,190)
Restructuring and related expenses
(cash paid component)	1,190	-	4,067	-
Additions to property, plant and equipment	(402)	(1,460)	(6,778)	(3,560)
Proceeds on sale of property, plant and equipment
(net of capital lease payments)	2,127	466	2,131	475

Operating cash (consumption) contribution	$4,493	$(8,299)	$(27,542)	$(29,275)

Consolidated Financial Statements (Expressed in U.S. dollars) BALLARD POWER SYSTEMS INC. Years ended December 31, 2009 and 2008

MANAGEMENT’S REPORT

Management’s Responsibility for the Financial Statements and
Report on Internal Control over Financial Reporting

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with GAAP. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. Management has assessed the effectiveness of the Corporation’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2009. In addition, management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed. Some of the assets and liabilities include amounts, which are based on estimates and judgments, as their final determination is dependent on future events.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which consists of five directors who are independent and not involved in the daily operations of the Corporation. The Audit Committee meets on a regular basis with management and the external and internal auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee is responsible for appointing the external auditors (subject to shareholder approval), and reviewing and approving all financial disclosure contained in our public documents and related party transactions.

The external auditors, KPMG LLP, have audited the financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of the internal controls over financial reporting as of December 31, 2009. The external auditors have full access to management and the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“JOHN SHERIDAN”	“BRUCE COUSINS”

JOHN SHERIDAN	BRUCE COUSINS
President and	Vice President and
Chief Executive Officer	Chief Financial Officer
March 9, 2010	March 9, 2010

AUDITORS' REPORT

To the Shareholders of Ballard Power Systems Inc.

We have audited the consolidated balance sheets of Ballard Power Systems Inc. (the “Corporation") as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2009. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 9, 2010 expressed an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

“KPMG LLP”

Chartered Accountants

Vancouver, Canada
March 9, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ballard Power Systems Inc.

We have audited Ballard Power Systems Inc. (the “Corporation")’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting presented in the section entitled “Management’s Report on Disclosure Controls and Procedures and Internal Controls over Financial Reporting” under the heading “Internal control over financial reporting” included in Management Discussion and Analysis. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 9, 2010 expressed an unqualified opinion on those consolidated financial statements.

“KPMG LLP”

Chartered Accountants

Vancouver, Canada
March 9, 2010

BALLARD POWER SYSTEMS INC.
Consolidated Balance Sheets
December 31,
(Expressed in thousands of U.S. dollars)

	2009	2008
		(revised – note 1(c)(ii))
Assets
Current assets:
Cash and cash equivalents	$43,299	$54,086
Short-term investments	38,932	31,313
Accounts receivable (notes 4 & 17)	12,903	18,856
Inventories (note 5)	9,168	10,402
Prepaid expenses and other current assets	2,114	1,434
	106,416	116,091

Property, plant and equipment (note 6)	39,320	38,755
Intangible assets (note 7)	824	3,726
Goodwill	48,106	48,106
Investments (note 8)	632	1,765
Other long-term assets	50	-
	$195,348	$208,443
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (notes 9 & 17)	$20,321	$21,819
Deferred revenue	1,607	947
Accrued warranty liabilities	7,813	3,841
Current portion of obligation under capital lease (note 10)	316	-
	30,057	26,607

Long-term liabilities (notes 11 & 12)	4,632	23,349
Obligation under capital lease (note 10)	1,739	-
	36,428	49,956

Shareholders’ equity:
Share capital (note 13)	835,358	832,711
Contributed surplus (notes 2 & 13)	284,510	283,466
Accumulated deficit	(960,712)	(957,454)
Accumulated other comprehensive loss	(236)	(236)
	158,920	158,487
	$195,348	$208,443

See accompanying notes to consolidated financial statements.
Commitments, guarantees and contingencies (notes 10 & 15)
Subsequent events (note 23)

Approved on behalf of the Board:

“Ed Kilroy”	“Ian Bourne”
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
Years ended December 31,
(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	2009	2008
		(revised – note 1(c)(ii))
Revenues:
Product and service revenues	$46,722	$52,726
Engineering development revenue	-	6,854
Total revenues	46,722	59,580

Cost of revenues and expenses:
Cost of product and service revenues	40,795	47,432
Research and product development	26,628	37,179
General and administrative	10,801	12,515
Sales and marketing	7,203	7,461
Restructuring and related charges (note 9)	6,229	-
Acquisition charges (note 23)	529	-
Depreciation and amortization	6,580	6,034
Total cost of revenues and expenses	98,765	110,621

Loss before undernoted	(52,043)	(51,041)
Investment and other income (loss) (note 14)	5,995	(2,871)
Gain (loss) on disposal and write-down of long-lived assets
(note 8)	122	(2,812)
Gain on sale of assets (notes 3 & 8)	34,297	96,845
Equity gain (loss) in associated companies (note 11)	8,364	(8,649)
Income (loss) before income taxes	(3,265)	31,472
Income taxes (recovery) (note 16)	(7)	16
Net income (loss) and comprehensive income (loss)	(3,258)	31,456

Basic earnings (loss) per share	$(0.04)	$0.37
Diluted earnings (loss) per share	$(0.04)	$0.37

Weighted average number of common
shares outstanding - basic	83,637,315	84,922,364
Impact of dilutive options	-	840,843
Weighted average number of common
shares outstanding – diluted	83,637,315	85,763,207

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Shareholders’ Equity
December 31,
(Expressed in thousands of U.S. dollars except per share amounts and number of shares)

					Accumulated
					other	Total
	Number of	Share	Contributed	Accumulated	comprehensive	shareholders’
	shares	capital	surplus	deficit	loss	equity
Balance, December 31, 2007,
as reported	115,099,142	$1,174,821	$72,290	$(988,686)	$(236)	$258,189
Change in accounting policy (note 1 (c)(ii)):	-	-	-	(224)	-	(224)
Balance, December 31, 2007, as revised	115,099,142	$1,174,821	$72,290	$(988,910)	$(236)	$257,965
Net income	-	-	-	31,456	-	31,456
Non-dilutive financing (note 2)	-	-	33,812	-	-	33,812
Cancellation of common shares upon
disposition of assets held for sale
(note 3)	(34,261,300)	(349,438)	175,538	-	-	(173,900)
RSUs and DSUs redeemed	321,576	2,557	(2,557)	-	-	-
Share distribution plan	962,717	4,771	4,383	-	-	9,154
Balance, December 31, 2008	82,122,135	832,711	283,466	(957,454)	(236)	158,487
Net loss	-	-	-	(3,258)	-	(3,258)
Non-dilutive financing (note 2)	-	-	(719)	-	-	(719)
Purchase of treasury shares
(note 13)	-	(207)	-	-	-	(207)
RSUs and DSUs redeemed	219,232	1,126	(1,283)	-	-	(157)
Options exercised	5,000	7	-	-	-	7
Share distribution plan	1,627,621	1,721	3,046	-	-	4,767
Balance, December 31, 2009	83,973,988	$835,358	$284,510	$(960,712)	$(236)	$158,920

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Cash Flows
Years ended December 31,
(Expressed in thousands of U.S. dollars)

	2009	2008
		(revised – note 1(c)(ii))
Cash provided by (used for):
Operating activities:
Net income (loss) for the year	$(3,258)	$31,456
Items not affecting cash:
Compensatory shares	3,033	7,267
Employee future benefits	(1,524)	2,642
Depreciation and amortization	9,504	8,021
Unrealized loss (gain) on forward contracts	(408)	408
Loss (gain) on disposal and write-down of long-lived assets	(142)	2,812
Gain on sale of assets (notes 3 & 8)	(34,297)	(96,845)
Equity loss (gain) in associated companies	(8,364)	8,649
Other	-	490
	(35,456)	(35,100)
Changes in non-cash working capital:
Accounts receivable	6,084	107
Inventories	1,356	4,457
Prepaid expenses and other current assets	(884)	510
Accounts payable and accrued liabilities	1,623	5
Deferred revenue	(3,656)	778
Accrued warranty liabilities	3,971	3,089
Net current assets and liabilities held for sale (note 3)	-	(36)
	8,494	8,910
Cash used by operations	(26,962)	(26,190)
Investing activities:
Net decrease (increase) in short-term investments	(7,619)	64,921
Additions to property, plant and equipment	(6,778)	(3,560)
Proceeds on sale of property, plant and equipment and other	2,182	475
Proceeds on monetization of other long-term assets (note 8)	37,000	-
Disposition of assets held for sale (note 3)	-	(61,285)
Investments (notes 8 & 11)	(5,135)	(6,212)
Long-term liabilities	-	(323)
	19,650	(5,984)
Financing activities:
Non-dilutive financing (note 2)	(3,243)	36,920
Purchase of treasury shares (note 13)	(207)	-
Repayment of capital lease obligation (note 10)	(30)	-
Net proceeds on issuance of share capital	5	-
	(3,475)	36,920

Increase (decrease) in cash and cash equivalents	(10,787)	4,746
Cash and cash equivalents, beginning of year	54,086	49,340
Cash and cash equivalents, end of year	$43,299	$54,086

Supplemental disclosure of cash flow information (note 18)
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. Nature of business and summary of significant accounting policies:

(a) Nature of business:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on motive power (material handling and buses) and stationary power (back-up power, supplemental power, and distributed generation). A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. Our technology is based on proton exchange membrane (“PEM”) fuel cells.

(b) Basis of presentation, critical accounting estimates and judgment applied:

The consolidated financial statements of the Corporation have been prepared in accordance with Canadian GAAP. All amounts are in United States dollars, unless otherwise noted. Material measurement differences to United States GAAP are disclosed in note 22.

The preparation of the Corporation’s consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses of the reporting period, as well as disclosures made in the accompanying notes to the financial statements. The estimates and associated assumptions are based on past experience and other factors that are considered relevant. Actual results could differ from these estimates.

The Corporation’s critical accounting estimates include, among others, estimates related to revenue recognition on long-term contracts, the assessment of the net realizable value of goodwill and intangible assets, inventory and investments, the adequacy of warranty provisions on sales, and the recoverability of future tax assets.

(c) Changes in accounting policy and future changes to accounting standards:

(i) Business combinations, consolidated financial statements, and non-controlling interest:

Effective December 31, 2009, the Corporation early adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for Business Combinations (CICA Handbook Section 1582), Consolidations (CICA Handbook Section 1601), and Non-Controlling Interests (CICA Handbook Section 1602). Section 1582, which replaces the former Section 1581, requires all business combinations to be accounted for by applying the acquisition method, whereby assets acquired and liabilities assumed are measured at their fair value at the date of acquisition.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. Nature of business and summary of significant accounting policies (cont’d):

(c) Changes in accounting policy and future changes to accounting standards (cont’d):

(i) Business combinations, consolidated financial statements, and non-controlling interest (cont’d):

Acquisition costs associated with a business combination are expensed in the period incurred. Section 1601 carries forward the standards for the preparation of consolidated financial statements of former Section 1600. Section 1602 requires non-controlling interests to be reported as a separate component of equity, with net income calculated without deduction for non-controlling interests; instead consolidated net income is allocated between controlling and non-controlling interests. There was no impact of adopting these standards on the Corporation’s 2009 consolidated financial statements other than the expensing of acquisition costs incurred of $529,000 related to the subsequent acquisition of Dantherm Power (note 23).

(ii) Employee future benefit plans:

CICA Handbook Section 3461 Employee Future Benefits allows the selection of either the immediate recognition approach, or the defer and amortization approach, for accounting for employee future benefits. In 2009, the Corporation changed its accounting policy from the defer and amortization approach to the immediate recognition approach. The Corporation believes the change in accounting policy more appropriately reflects the costs and liability of the employee future benefits as it better reflects the current estimated cost to terminate these plans.

The change in accounting policy was applied retroactively and prior period financial statements have been restated, as follows:
  Accumulated deficit at December 31, 2007 was increased by $224,000, with a corresponding increase in long-term liabilities.

  Net income for the year ended December 31, 2008 declined by $2,623,000 (representing a $0.03 decline in earnings and diluted earnings per share), with a corresponding increase in long-term liabilities.

  Net income for the year ended December 31, 2009 increased by $2,215,000 (representing a $0.03 increase in earnings and diluted earnings per share), with a corresponding decrease in long-term liabilities.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. Nature of business and summary of significant accounting policies (cont’d):

(c) Changes in accounting policy and future changes to accounting standards (cont’d):

(iii) Financial instruments – presentation and disclosures:

In 2009, the Corporation adopted the amendments to CICA Section 3862 Financial Instruments – Disclosures. The amendments resulted in enhanced disclosures regarding the fair value measurement of financial instruments and are included in note 20. The adoption of these amendments had no impact on the Corporation’s results, financial position or cash flows.

(iv) Convergence with International Financial Reporting Standards:

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Canadian publicly accountable enterprises must adopt IFRS for their interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 and must be accompanied by IFRS comparative information for the 2010 financial year.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. At this time, the comprehensive impact of the changeover from Canadian GAAP to IFRS on the Corporation’s future financial position and results of operations is not yet determinable.

(d) Principles of consolidation:

The consolidated financial statements include the accounts of the Corporation and its principal subsidiaries as follows:

	Percentage ownership
	2009	2008
7076932 Canada Inc.	100.0%	100.0%
Ballard Advanced Materials Corporation	77.5%	77.5%
Ballard GmbH	100.0%	100.0%
Ballard Material Products Inc.	100.0%	100.0%
Ballard Power Corporation	100.0%	100.0%

All significant intercompany balances and transactions have been eliminated on consolidation.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. Nature of business and summary of significant accounting policies (cont’d):

(e) Translation of foreign currencies:

The measurement currency of the Corporation is the U.S. dollar. Transactions in foreign currencies are translated at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the measurement currency are translated at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in earnings.

(f) Revenue recognition:

The Corporation generates revenues primarily from product sales and services. Revenues are also earned by providing engineering development services. Product revenues are derived primarily from standard equipment and material sales contracts and from long-term fixed price contracts. Service revenues are derived primarily from cost-plus reimbursable contracts. Engineering development revenues are derived primarily from long-term fixed price contracts.

On standard equipment and material sales contracts, revenues are recorded when the product is shipped to the customer and the risks of ownership are transferred to the customer, when the price is fixed and determinable, and collection is reasonably assured. Provisions are made at the time of sale for warranties.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided.

On long-term fixed price contracts, revenues are recognized on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

Deferred revenue represents cash received from customers in excess of revenue recognized on uncompleted contracts.

(g) Cash, cash equivalents and short-term investments:

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with maturities at the date of purchase of three months or less.

Short-term investments consist of highly liquid interest bearing securities with maturities at the date of purchase between three months and three years.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. Nature of business and summary of significant accounting policies (cont’d):

(h) Financial instruments:

The Corporation measures its financial assets in the balance sheet at fair value, except for loans and receivables, which are measured at amortized cost. Financial liabilities classified as held for trading, including derivatives, are measured in the balance sheet at fair value; all other financial liabilities are measured at amortized cost. Long-term investments are measured at cost as they are privately held entities.

Measurement in subsequent periods depends on whether the financial instrument has been classified as held for trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities. The Corporation classifies its accounts receivables as loans and receivables and its accounts payable and warranty liabilities as other financial liabilities.

Periodically, the Corporation enters into forward exchange contracts to limit its exposure to foreign currency rate fluctuations and to platinum price fluctuations. These derivative contracts are recorded as either assets or liabilities in the consolidated balance sheet at fair value. Any changes in fair value are recognized in net income. The Corporation does not designate its financial instruments as hedges.

(i) Inventories:

Inventories are recorded at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs, and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes materials, labor and the appropriate share of production overhead based on normal operating capacity. Costs of materials are determined on an average per unit basis. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. In establishing the appropriate inventory obsolescence provision, management estimates the likelihood that inventory carrying values will be affected by changes in market demand, technology and design, which could make inventory on hand recoverable at less than its cost or even obsolete.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. Nature of business and summary of significant accounting policies (cont’d):

(j) Property, plant and equipment:

Property, plant and equipment are initially recorded at cost and are amortized from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and ready for use, using the straight-line method over the estimated useful lives of the assets as follows:

Buildings	30 to 39 years
Computer equipment	3 to 7 years
Furniture and fixtures	5 to 14 years
Leasehold improvements	The shorter of initial term of the respective
lease and estimated useful life
Production and test equipment	4 to 15 years
Production and test equipment under
capital lease	5 years

(k) Intangible assets:

Intangible assets consist of fuel cell technology acquired from third parties and are recorded at cost. Intangible assets are amortized over their estimated useful lives of 5 to 15 years using the straight-line method.

Costs incurred in establishing and maintaining patents and license agreements are expensed in the period incurred.

(l) Impairment of long-lived assets:

Long-lived assets, including property, plant and equipment, investments, and intangible assets, are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss, if any, is recognized when the carrying amount of a long-lived asset exceeds its fair value based on its estimated undiscounted future cash flows.

(m) Goodwill:

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. Nature of business and summary of significant accounting policies (cont’d):

(m) Goodwill (cont’d):

Goodwill is assessed for impairment at least annually, or more frequently if events or changes in circumstances indicate that the goodwill might be impaired. The assessment of impairment is based on estimated fair market values derived from certain valuation models, which may consider various factors such as normalized and estimated future earnings, price earnings multiples, terminal values and discount rates. An impairment loss, if any, is recognized to the extent that the carrying amount of goodwill exceeds its estimated fair market value.

The Corporation has designated December 31 as the date for the annual impairment test. As at December 31, 2009, date of the last impairment test, goodwill was not considered to be impaired.

(n) Investments:

Investments in shares of companies over which the Corporation has the ability to exercise significant influence are accounted for by the equity method. Investments in companies where significant influence does not exist are carried at cost.

(o) Accrued warranty liabilities:

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liability, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.

(p) Leases:

Leases are classified as capital or operating depending upon the terms and conditions of the contracts. Leases, which transfer substantially all the benefits and risks incident to ownership of the leased property to the Corporation, are accounted for as capital leases. The cost of assets under capital leases represent the present value of minimum lease payments and are amortized on a straight-line basis over the lease term. Assets under capital leases are presented in property, plant and equipment in the consolidated balance sheet.

Leases that do not transfer substantially all of the benefits and risks incident to ownership of the property are accounted for as operating leases.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. Nature of business and summary of significant accounting policies (cont’d):

(q) Asset retirement obligations:

Legal obligations to retire tangible long-lived assets are recorded at fair value at acquisition with a corresponding increase in asset value. These include assets leased under operating leases. The liability is accreted over the life of the asset to fair value and the increase in asset value is depreciated over the remaining useful life of the asset.

(r) Research and product development costs:

Research costs are expensed as they are incurred. Product development costs are expensed as incurred except if the costs are related to the development and setup of new products, processes and systems and satisfy certain conditions for capitalization, including reasonable assurance that they will be recovered. All capitalized development costs, if any, are amortized when commercial production begins, using the straight-line method over a period of five years. An impairment loss, if any, is recognized in the period it occurs.

As at December 31, 2009, the Corporation has not capitalized any development costs.

(s) Income taxes:

The Corporation follows the asset and liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net future tax asset or liability are included in income. Future tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

The effect on future income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Future income tax assets are evaluated, and if realization is not considered to be “more likely than not,” a valuation allowance is provided.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. Nature of business and summary of significant accounting policies (cont’d):

(t) Employee future benefits:

The Corporation accounts for employee future benefit plan assets and obligations and related costs of defined benefit pension plans, and other post-retirement benefits, under the following accounting policies:
  Accrued benefit obligations and the cost of pension and other post-retirement benefits earned by participants are determined from actuarial calculations according to the projected benefit method prorated on services. The accrued benefit obligations under the post-employment benefit plans are determined from actuarial calculations according to the accumulated benefit method. The calculations are based on management’s best estimate assumptions relating to salary escalations, retirement age of participants and estimated health-care costs. Pension obligations are discounted using current market interest rates. Changes in accrued benefit obligations are recognized immediately.

  Plan assets are measured at fair value, determined directly by reference to quoted market prices. Changes in fair value on plan assets are recognized immediately.

  Actuarial gains or losses arise from changes in actuarial assumptions used to determine accrued benefit obligations and from emerging experience different from the selected assumptions. Actuarial gains or losses are recognized immediately.

  Current service costs are recognized immediately.

  Curtailment gains and losses arising from plan amendments are recognized immediately.
The cost of defined contribution pension plans, which cover our employees in Canada and the United States, are expensed, as contributions are due.

(u) Share-based compensation:

The Corporation used the fair-value based method of accounting for share-based compensation for all awards of shares and share options granted. The fair value at the grant date of share options (“options”) is calculated using the Black-Scholes valuation method. The fair value of restricted share units (“RSUs”) and deferred share units (“DSUs”) are measured based on the fair value of the underlying shares on the grant date. Compensation expense is charged to net income over the vesting period and is recognized when services are received with a corresponding increase to contributed surplus. The Corporation estimates forfeitures at the grant date and revises the estimate as necessary if subsequent information indicates that actual forfeitures differ significantly from the original estimate.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. Nature of business and summary of significant accounting policies (cont’d):

(u) Share-based compensation (cont’d):

The Corporation issues shares and share options under its share-based compensation plans as described in note 13. Any consideration paid by employees on exercise of share options or purchase of shares, together with the amount initially recorded in contributed surplus, is credited to share capital.

(v) Earnings (loss) per share:

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated using the treasury stock method. Under the treasury stock method, the dilution is calculated based upon the number of common shares issued should deferred share units (“DSUs”), restricted share units (“RSUs”), and “in the money” options, if any, be exercised. For the year ended December 31, 2009, diluted loss per share has not been calculated, as the effects of outstanding stock-based compensation arrangements would be anti-dilutive.

(w) Comprehensive income (loss):

Other comprehensive income (loss) represents changes in shareholders’ equity and includes items such as unrealized gains and losses on financial assets classified as available-for-sale, and cumulative translation adjustments. The Corporation has included a reconciliation of comprehensive income and accumulated other comprehensive income, which is presented as a separate category of shareholders’ equity, on the consolidated balance sheet and the consolidated statement of shareholders’ equity.

(x) Government assistance and investment tax credits:

Government assistance and investment tax credits are recorded as either a reduction of the cost of the applicable assets, or credited against the related expense incurred in the statement of operations, as determined by the terms and conditions of the agreements under which the assistance is provided to the Corporation or the nature of the expenditures which gave rise to the credits. Government assistance and investment tax credit receivables are recorded when their receipt is reasonably assured.

(y) Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

2. Non-dilutive financing:

On December 31, 2008, the Corporation completed a restructuring transaction with Superior Plus Income Fund (“Superior Plus”) to reorganize the Corporation’s business under a Plan of Arrangement (the “Arrangement”). Pursuant to the Arrangement, Superior Plus transferred $38,029,000 (CDN $46,319,000) to the Corporation’s parent company (“Old Ballard”). Old Ballard subsequently transferred all of its assets and liabilities (including the net cash proceeds, but excluding Old Ballard’s historic Canadian income tax carry forward attributes), to a new wholly owned company, (“the Corporation”). Old Ballard’s shareholders exchanged their shares, on a one-for-one basis, for shares of the Corporation. The Corporation is carrying on the full scope of Old Ballard’s business operations, and holds all rights to intellectual property, as held by Old Ballard before the completion of the Arrangement.

As such, all references to the Corporation in these Consolidated Financial Statements include Old Ballard for matters occurring before the Arrangement.

As the transfer of the business assets, liabilities and operations from Old Ballard to the Corporation represented a transaction with no change in shareholder ownership, the transaction was accounted for using continuity of interest accounting.

Pursuant to continuity of interest accounting, the assets transferred and liabilities assumed were recorded at their carrying values as reported by Old Ballard immediately prior to the completion of the Arrangement. As a result, the net cash proceeds were recorded as a credit to shareholders’ equity.

In addition, as the future income tax benefits of Old Ballard’s Canadian non-capital losses, capital losses, scientific research and development expenditures and investment tax credits generated through to the date of the completion of the Arrangement are not available to the Corporation after the completion of the Arrangement on December 31, 2008. The gross future income tax assets related to these Canadian tax pools as of December 31, 2008 was reduced to nil, with a corresponding reduction of the related valuation allowance (note 16).

Proceeds of Arrangement on December 31, 2008	$38,029
Disposal costs paid to December 31, 2008	(1,109)
Net cash proceeds at December 31, 2008	36,920
Disposal costs paid in 2009	(3,243)
Disposal costs accrued at December 31, 2009	(584)
Net proceeds of Arrangement	$33,093

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Disposition of certain automotive fuel cell assets:

On January 31, 2008, the Corporation completed the sale of its automotive fuel cell research and development assets (the “AFCC Transaction”) to Daimler AG (“Daimler”), Ford Motor Company (“Ford”) and a newly created private corporation, AFCC Automotive Fuel Cell Cooperation Corp. (“AFCC”). AFCC was created to carry on the development of automotive fuel cells for Daimler and Ford. Under the terms of the AFCC Transaction, the Corporation transferred to Daimler, Ford and AFCC its automotive patents, automotive fuel cell test equipment, automotive fuel cell inventory, $60,000,000 in cash, the automotive fuel cell warranty liabilities, all automotive fuel cell development contracts between Ballard, Daimler and Ford, 80.1% of the outstanding shares of AFCC (note 8), 112 personnel and related office equipment and a royalty free, sub-licensable license to the remaining Ballard intellectual property for use in automotive applications. In exchange, Daimler and Ford returned to the Corporation an aggregate of 34,261,298 of its common shares valued at $173,900,000, one Class A share and one Class B share, collectively representing Daimler and Ford’s entire direct and indirect equity interest in the Corporation. These shares were then cancelled.

The Corporation recorded a gain of $96,845,000 on the closing of the AFCC transaction on January 31, 2008.

Proceeds on disposal on January 31, 2008	$173,900
Cash transferred to Daimler and Ford	(58,000)
Disposal costs	(3,823)
Net proceeds on disposal	112,077
Cash transferred to AFCC	(2,000)
Net investment in remaining automotive assets as of January 31, 2008	(13,232)
Net gain on disposal	$96,845

As the Corporation has significant continuing involvement with AFCC, the historic results of the operations transferred are reported in results from continuing operations.

4. Accounts receivable:

	2009	2008
Trade receivables	$12,847	$18,601
Other	56	255
	$12,903	$18,856

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

5. Inventories:

	2009	2008
Raw materials and consumables	$5,928	$6,632
Work-in-progress	2,018	1,891
Finished goods	1,222	1,879
	$9,168	$10,402

In 2009, changes in raw materials and consumables, finished goods and work-in-progress recognized as cost of product and service revenues amounted to $20,677,000 (2008 - $25,948,000). In 2009, the write-down of inventories to net realizable value amounted to $874,000 (2008 - $745,000). There were no reversals of write-downs in 2009 or 2008. Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending on the nature of inventory.

6. Property, plant and equipment:

		Accumulated	Net book
2009	Cost	depreciation	value
Land	$4,803	$-	$4,803
Building	13,596	5,661	7,935
Computer equipment	11,421	10,319	1,102
Furniture and fixtures	4,692	4,629	63
Leasehold improvements	8,669	5,489	3,180
Production and test equipment	67,651	47,492	20,159
Production and test equipment under
capital lease (note 10)	2,078	-	2,078
	$112,910	$73,590	$39,320

		Accumulated	Net book
2008	Cost	depreciation	value
Land	$4,803	$-	$4,803
Building	13,574	5,140	8,434
Computer equipment	17,874	14,905	2,969
Furniture and fixtures	5,342	4,830	512
Leasehold improvements	10,659	6,108	4,551
Production and test equipment	65,877	48,391	17,486
	$118,129	$79,374	$38,755

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

7. Intangible assets:

		Accumulated	Net book
2009	Cost	amortization	value
Fuel cell technology	$40,567	$39,743	$824

		Accumulated	Net book
2008	Cost	amortization	value
Fuel cell technology	$49,801	$46,075	$3,726

During 2009, the Corporation recorded a $2,520,000 charge to depreciation and amortization expense for patents that were no longer in use.

8. Investments:

Investments are comprised of the following:

	2009		2008
		Percentage		Percentage
	Amount	ownership	Amount	ownership
Chrysalix Energy Limited Partnership	$632	15.0%	$500	15.0%
AFCC and Share Purchase Agreement	-	19.9%	1,262	19.9%
Other	-		3
	$632		$1,765

Chrysalix Energy Limited Partnership (“Chrysalix”) is recorded at the lower of cost and estimated net realizable value. During 2009, the Corporation made additional investments of $200,000 (2008 - $273,000) in Chrysalix, which was offset by a cash distribution received from Chrysalix of $68,000 (2008 - $nil). In 2008, an impairment charge of $3,020,000 was recorded to adjust the carrying value of Chrysalix to its estimated net realizable value.

The Corporation maintains a 19.9% interest in AFCC, which is accounted for using the cost method and is subject to a Share Purchase Agreement (“SPA”) under which Ford, either at the option of the Corporation or Ford’s election, may purchase the Corporation’s interest in AFCC at any time after January 31, 2013 for $65,000,000 plus interest accruing at LIBOR form January 31, 2008. The Corporation has no obligation to fund any of AFCC’s operating expenses. On the disposition of automotive fuel cell assets on the closing of the AFCC Transaction (note 3), the SPA was considered to be a derivative instrument and was recorded at its fair value of $1.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

8. Investments (cont’d):

In December 2009, the Corporation completed an agreement to monetize its rights under the SPA. On the monetization of the SPA, the Corporation effectively sold its rights and obligations under the SPA to a third party for initial fixed proceeds of $37,000,000 and a contingent payment of $7,500,000, due in January 2013. The contingent payment is subject to the third party’s rights in the transaction remaining unsubordinated.

The Corporation recorded a gain of $34,297,000 on the closing of the SPA monetization in 2009 reflecting the initial proceeds received net of disposal costs and a write-down of its investment in AFCC to a nominal value.

Initial proceeds on disposal in 2009	$37,000
Net book value of AFCC and Share Purchase Agreement	(1,262)
Disposal costs accrued at December 31, 2009	(1,441)
Gain on sale of assets	$34,297

The calculation of the 2009 gain does not include the contingent payment of $7,500,000 as it is considered to be a contingent gain and will not be recognized until the contingency is resolved in January 2013 on the ultimate exercise of the SPA.

9. Accounts payable and accrued liabilities:

	2009	2008
Trade accounts payable	$6,670	$6,274
Other liabilities	3,952	3,663
Accrued non-dilutive financing costs (note 2)	584	3,108
Compensation payable	5,235	8,657
Taxes payable	302	117
Accrued restructuring and related costs	2,137	-
Accrued SPA disposal costs (note 8)	1,441	-
	$20,321	$21,819

In August 2009, the Corporation completed an organizational restructuring resulting in restructuring and related charges of $4,866,000 primarily for severance expense on the elimination of 85 positions. This action was in addition to an organizational restructuring completed in March 2009 that resulted in restructuring and related charges of $1,363,000 primarily for severance expense on the elimination of 32 positions. As at December 31, 2009, $2,137,000 of restructuring and related costs were payable.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

10. Obligations under capital lease:

The Corporation leases certain production and test equipment under a capital lease expiring in December 2014. Under the terms of the lease, the Corporation must either (i) purchase the equipment in December 2014 for its residual value equal to 20% of the initial cost, or (ii) enter into a new lease agreement for the residual value. Minimum future lease payments are as follows:

Year ending December 31
2010	$359
2011	359
2012	359
2013	359
2014	759
Total minimum lease payments	2,195
Less imputed interest at 2.25%	(140)
Total obligation under capital lease	2,055
Current portion of obligation under capital lease	316
Long-term portion of obligation under capital lease	$1,739

The obligation under capital lease is secured by a hypothecation of the Corporation’s cash, cash equivalents, and short-term investments.

For the year ended December 31, 2009, no interest was paid on capital lease obligations.

11. Long-term liabilities:

	2009	2008
		(revised – note 1(c)(ii))
Defined benefit pension plan	$2,695	$4,220
Other benefit plan	616	616
Employee future benefit plans (note 12)	3,311	4,836
Asset retirement obligation	1,321	1,018
Deferred revenue	-	4,250
EBARA BALLARD Corporation	-	13,245
	$4,632	$23,349

In determining the fair value of the asset retirement obligations, the estimated future cash flows have been discounted at 12% per annum. The total undiscounted amount of the estimated cash flows required to settle this obligation is $3,988,000. The obligation will be settled at the end of the term of the operating lease, which extends to 2019.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

11. Long-term liabilities (cont’d):

In March 2009, the Corporation made a net investment of $5,000,000 (2008 - $5,939,000), in EBARA BALLARD Corporation (“EBARA BALLARD”). In May 2009, the Corporation announced intentions to discontinue operations in EBARA BALLARD, a joint venture with EBARA Corporation (“Ebara”) that was focused on the development, manufacture, sale, and servicing of stationary power systems for the residential cogeneration market in Japan. EBARA BALLARD was accounted for using the equity method and was considered a related party. On the announcement of the intention to discontinue operations, the $10,838,000 of historic recorded equity losses in EBARA BALLARD in excess of the net investment of EBARA BALLARD (including $2,474,000 of equity losses recorded in 2009 prior to the wind-up), was reversed to net income as (i) Ebara was solely responsible for the liquidation obligations of EBARA BALLARD; and (ii) the Corporation was not committed to provide, nor did it intend to provide, any further financial support to EBARA BALLARD. EBARA BALLARD was formally dissolved in October 2009. As a result, the Corporation recorded equity income of $8,364,000 in 2009 and an equity loss of $8,649,000 in 2008.

12. Employee future benefit plans:

	2009		2008
	Pension	Other benefit	Pension	Other benefit
	plan	plan	plan	plan
Fair value of plan assets	$7,105	$-	$5,761	$-
Accrued benefit obligation	(9,800)	(616)	(9,981)	(616)
Accrued benefit liability	$(2,695)	$(616)	$(4,220)	$(616)

The Corporation maintains a defined benefit pension plan covering employees in the United States. The benefits under the pension plan are based on years of service and salary levels accrued as of December 31, 2009. In 2009, amendments were made to the defined benefit pension plan to freeze benefits accruing to employees at their respective years of service and salary levels obtained as of December 31, 2009. This hard freeze of pension plan benefits resulted in the recognition of curtailment gains of $1,055,000 in 2009. Certain employees in the United States are also eligible for post-retirement healthcare, life insurance and other benefits. The Corporation accrues its obligations under employee future benefit plans and the related costs, net of the fair value of plan assets.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12. Employee future benefit plans (cont’d):

The measurement date used to determine pension and other post-retirement benefit measures is December 31 of each year. The most recent actuarial valuation of the employee future benefit plans for funding purposes was as of January 1, 2009. The next actuarial valuation of the employee future benefit plans for funding purposes is expected to be as of January 1, 2010.

Information about the Corporation’s employee future benefit plans, in aggregate, is as follows:

Defined benefit plan obligations:

	2009		2008
	Pension	Other benefit	Pension	Other benefit
	plan	plan	plan	plan
Balance, beginning of year	$9,981	$616	$9,430	$614
Current service cost	366	3	348	3
Interest cost	594	35	562	35
Benefits paid	(200)	(31)	(116)	(31)
Actuarial (gains) losses	114	(7)	(243)	(5)
Curtailment gain	(1,055)	-	-	-
Balance, end of year	$9,800	$616	$9,981	$616

Defined benefit plan assets:

	2009		2008
	Pension	Other benefit	Pension	Other benefit
	plan	plan	plan	plan
Balance, beginning of year	$5,761	$-	$7,849	$-
Actual return (loss) on
plan assets	1,477	-	(2,337)	-
Employer’s contributions	100	31	396	31
Plan expenses	(33)	-	(32)	-
Benefits paid	(200)	(31)	(115)	(31)
Balance, end of year	$7,105	$-	$5,761	$-

The plan assets for the funded pension plan consists of:

	2009	2008
Cash and cash equivalents	1%	3%
Equity securities	72%	71%
Debt securities	27%	26%
Total	100%	100%

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12. Employee future benefit plans (cont’d):

The elements of the employee future benefit plan expenses recognized for the years ended December 31, 2009 and 2008 were as follows:

	2009		2008
		Other benefit		Other benefit
	Pension plan	plan	Pension plan	plan
Current service cost	$366	$3	$348	$3
Interest cost	594	35	562	35
Actual (return) loss on plan
assets	(1,477)	-	2,337	-
Actuarial (gains) losses	114	(7)	(243)	(5)
Plan expenses	33	-	32	-
Curtailment gain	(1,055)	-	-	-
Employee future benefit plan
expense (gain)	$(1,425)	$31	$3,036	$33

The significant actuarial assumptions adopted in measuring benefit obligations at December 31, 2009 and 2008 were as follows:

	2009		2008
	Pension	Other benefit	Pension	Other benefit
	plan	plan	plan	plan
Discount rate	6.0%	6.0%	6.0%	6.0%
Rate of compensation increase	n/a	n/a	3.3%	n/a

The significant actuarial assumptions adopted in determining net expense for the years ended December 31, 2009 and 2008 were as follows:

	2009		2008
	Pension	Other benefit	Pension	Other benefit
	plan	plan	plan	plan
Discount rate	6.0%	6.0%	6.0%	6.0%
Rate of compensation increase	3.3%	n/a	3.3%	n/a

The assumed health care cost trend rates applicable to the other benefit plans at December 31, 2009 and 2008 were as follows:

	2009	2008
Initial medical health care cost trend rate	9.0%	9.0%
Initial dental health care cost trend rate	5.0%	5.0%
Cost trend rate declines to medical and dental	5.0%	5.0%
Year that the medical rate reaches the rate it is
assumed to remain at	2017	2017
Year that the dental rate reaches the rate it is
assumed to remain at	2009	2009

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12. Employee future benefit plans (cont’d):

A one-percentage-point change in assumed health care cost trend rates would not have a material impact on the Corporation’s financial statements.

13. Share capital:

(a)	Authorized and issued:

Unlimited number of common shares, voting, without par value. Unlimited number of preferred shares, issuable in series.

At December 31, 2009, 83,973,988 (2008 – 82,122,135) common shares are issued and outstanding.

(b)	Share option plan:

In 2009, the Corporation adopted a consolidated share option plan to supersede and replace four previous share option plans. All directors, officers and employees of the Corporation, and its subsidiaries, are eligible to participate in the share option plan although as a matter of policy, options are currently not issued to directors. Option exercise prices are denominated in both Canadian and U.S. dollars, depending on the residency of the recipient. Canadian dollar denominated options have been converted to U.S. dollars using the year-end exchange rate for presentation purposes. All options have a term of seven to ten years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised, at the beginning of each of the second, third and fourth years after granting.

As at December 31, 2009, options outstanding from the consolidated share option plan was as follows:

		Weighted average
	Options for common shares	exercise price
Balance, December 31, 2007	5,585,076	$34.15
Options granted	829,374	4.11
Options cancelled	(938,068)	29.05
Balance, December 31, 2008	5,476,382	24.65
Options granted	1,944,997	1.60
Options exercised	(5,000)	1.01
Options cancelled	(1,548,528)	33.13
Balance, December 31, 2009	5,867,851	$19.18

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

13. Share capital (cont’d):

(b)	Share option plans (cont’d):

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2009:

	Options outstanding			Options exercisable
		Weighted
	Number	average	Weighted	Number	Weighted
	outstanding at	remaining	average	exercisable at	average
	December 31,	contractual life	exercise	December 31,	exercise
Range of exercise price	2009	(years)	price	2009	price
$1.01 – $5.00	2,472,315	6.1	$2.42	219,390	$4.63
$5.51 – $7.56	1,737,137	5.3	6.97	1,545,608	6.93
$10.00 – $17.41	426,305	3.5	13.55	426,305	13.55
$24.91 – $41.67	708,794	2.3	37.10	708,794	37.10
$62.80 – 84.21	285,500	1.2	68.00	285,500	68.00
$109.90 – $182.68	237,800	0.2	180.70	237,800	180.70
	5,867,851	4.7	$19.18	3,423,397	$31.02

The Corporation uses the fair-value method for recording employee and director share option grants. During 2009, compensation expense of $1,760,000 (2008 - $2,763,000) was recorded in net income as a result of fair value accounting for share options granted. The share options granted during the year had a weighted average fair value of $0.76 (2008 - $2.65) and vesting periods of three years.

The fair values of the options granted were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	2009	2008
Expected life	5 years	7 years
Expected dividends	Nil	Nil
Expected volatility	60%	48%
Risk-free interest rate	3%	4%

(c)	Share distribution plan:

In 2009, the Corporation adopted a consolidated share distribution plan to supersede and replace five previous share distribution plans. The consolidated share distribution plan permits the issuance of common shares for no cash consideration to employees of the Corporation to recognize their past contribution and to encourage future contribution to the Corporation. At December 31, 2009, there were 1,472,380 shares available to be issued under these plans.

No compensation expense was charged against income during the year ended December 31, 2009 (2008 - $5,446,000) for shares distributed, and to be distributed, under the plans.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

13. Share capital (cont’d):

(d)	Deferred Share Units:

Deferred share units (“DSUs”) are granted to the board of directors and executives. Eligible directors may elect to receive all or part of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation. Shares will be issued from the Corporation’s share distribution plan. As at December 31, 2009, 316,152 DSUs (2008 – 333,066) were issued and outstanding.

In 2009, the Corporation determined that 169,276 DSUs had been issued to directors in excess of a limitation set out in its share distribution plan. The Corporation’s shareholders ratified the DSU overgrant. Accordingly the previously recorded compensation expense relating to the overgrant was reversed from contributed surplus and the revised compensation expense for the approved DSUs was recorded based on the market price of the shares on the date of approval, resulting in a net decrease to contributed surplus of $451,000. In 2008, $202,000 of compensation expense was recorded for the year then ended.

(e)	Restricted Share Units:

The Corporation has two plans under which restricted share units (“RSUs”) may be granted. The awards under the consolidated share distribution plan (note 13 (c)) are satisfied by the issuance of treasury shares on maturity. The awards granted under the Market Purchase RSU Plan are satisfied by shares to be purchased on the open market by a trust established for that purpose. During 2009, the Corporation repurchased 87,729 common shares through the trust for cash consideration of $207,000 for the purpose of funding future grants under the Market Purchase RSU Plan.

RSUs are granted to employees and executives. Each RSU is convertible into one common share. The RSUs vest after a specified number of years from the date of issuance, and under certain circumstances, are contingent on achieving specified performance criteria. As at December 31, 2009, 1,621,749 RSUs (2008 – 1,092,813) were issued and outstanding, and $1,736,000 (2008 - $1,388,000) of compensation expense was recorded for the year then ended.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

14. Investment and other income (loss):

	2009	2008
Investment return (loss) less interest cost on employee future
benefit plans	$741	$(2,686)
Curtailment gain on employee future benefit plans	1,055	-
Employee future benefits gain (loss) (note 12)	1,796	(2,686)
Investment income	387	2,012
Other income	625	1,456
Foreign exchange gain (loss)	3,187	(3,653)
Investment and other income (loss)	$5,995	$(2,871)

15. Commitments, guarantees and contingencies:

At December 31, 2009, the Corporation is committed to payments under operating leases as follows:

2010	1,789
2011	1,789
2012	1,789
2013	1,789
2014	1,842
Thereafter	9,524
Total minimum lease payments	$18,522

The Corporation has agreed to pay royalties in respect of sales of certain fuel cell-based stationary power products under two development programs with Canadian government agencies. The total combined royalty is limited in any year to 4% of revenue from such products. Under the original terms of the Utilities Development Program (Phase 1) with the Governments of Canada and British Columbia, total royalties were payable to a maximum equal to the original amount of the government contributions of CDN $10,702,000. During 2009, a Canadian government agency agreed to terminate potential royalties payable of CDN $5,351,000 in respect of future sales of fuel cell based stationary power products under the Utilities Development Program (Phase 1). As at December 31, 2009, no royalties have been incurred for Phase 1. Under the terms of the Utilities Development Program (Phase 2) with Technology Partnerships Canada (“TPC”) total royalties are payable to a maximum of CDN $38,329,000. As at December 31, 2009, a total of CDN $5,320,000 in royalty repayments have been made for Phase 2 including payments of CDN $115,000 in 2009 and CDN $184,000 in 2008.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

15. Commitments, guarantees and contingencies (cont’d):

Original maximum recoverable amount under Phase 1 and 2	CDN$	49,031
Prior year payments applied		(5,022)
Maximum recoverable amount, December 31, 2007		44,009
2008 payments		(184)
Maximum recoverable amount, December 31, 2008		43,825
Termination of potential royalties payable		(5,351)
2009 payments		(115)
Maximum recoverable amount, December 31, 2009	CDN$	38,359
Maximum recoverable amount, December 31, 2009	US$	36,498

The Corporation has issued letter of credits in the amount of $293,000 (2008 - $nil) related to inventory purchases and customer guarantees as at December 31, 2009.

At December 31, 2009, the Corporation has outstanding commitments aggregating up to a maximum of $1,691,000 (2008 - $164,000) relating primarily to purchases of property, plant and equipment.

The Corporation is also committed to make future investments totaling $255,000 in Chrysalix (note 8).

The Corporation has agreed to pay royalties in respect of sales of Ballard fuel cells or fuel cell systems under a July 31, 1996 Fuel Cell Bus Program Agreement (“FC Bus Agreement”), with Province of British Columbia, BC Transit, and BC Transportation Financing Authority (“BCTFA”). Under the terms of FC Bus Agreement, the royalty payable is at a rate of 2% on future sales of such products for commercial transit application to a maximum of $2,093,000 (CDN$ 2,200,000). No royalties have been paid, or accrued, as of December 31, 2009.

The Arrangement with Superior Plus (note 2) includes an indemnification agreement dated December 31, 2008 (the “Indemnity Agreement”), which sets out the parties’ continuing obligations to the other. The Indemnity Agreement provides for the indemnification by each of the parties to the other for breaches of representations and warranties or covenants, as well as, in the Corporation’s case, any liability relating to the business, which is suffered by Superior Plus. The Corporation’s indemnity to Superior Plus with respect to representation relating to the existence of the Corporation’s tax pools immediately prior to the completion of the Arrangement is limited to an aggregate of $6,993,000 (CDN $7,350,000) with a threshold amount of $476,000 (CDN $500,000) before there is an obligation to make a payment. The Indemnity Agreement also provides for adjustments to be paid by the Corporation, or to the Corporation, depending on the final determination of the amount of 2008 Canadian non-capital losses, scientific research and development expenditures and investment tax credits, to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement was executed.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

15. Commitments, guarantees and contingencies (cont’d):

At December 31, 2009, no amount payable or receivable has been accrued as a result of the Indemnity Agreement.

16. Income taxes:

The Corporation’s effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for manufacturing and processing companies.

The principal factors causing the difference are as follows:

	2009	2008
Net income (loss) before income taxes	$(3,265)	$31,472
Expected tax expense (recovery) at 30.00%
(2008–31.00%)	$(980)	$9,756
Increase (reduction) in income taxes resulting from:
Gain on sale of assets	(5,966)	-
Income transferred on Arrangement	-	(10,807)
Non-deductible expenses (non-taxable income)	320	(483)
Non-taxable equity gain in associated companies	(2,509)	-
Investment tax credits earned	(6,681)	-
Foreign tax rate differences	249	(35)
Losses and other deductions for which no benefit
has been recorded	15,567	1,569
Income tax expense	-	-
Branch tax	(7)	16
Income taxes (recovery)	$(7)	$16

The Corporation has available to carry forward the following as at December 31:

	2009	2008
Canadian scientific research expenditures	$24,880	$4,555
Canadian investment tax credits	8,746	810
German losses from operations for corporate tax purposes	204	130
U.S. federal losses from operations	18,440	28,158
U.S. state losses from operations	3,333	19,072
U.S. research and development and investment tax credits	783	2,162
U.S. capital losses	180,761	171,338

The Canadian scientific research expenditures may be carried forward indefinitely. The German losses from operations may be used to offset future taxable income in Germany for corporate tax and trade tax purposes and may be carried forward indefinitely. The U.S. federal losses from operations may be used to offset future U.S. taxable income and expire over the period from 2010 to 2029.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16. Income taxes (cont’d):

The U.S. states losses from operations arising in California and Massachusetts may be used to offset future state taxable income and may be carried forward for ten and five years respectively.

The U.S. research and development and investment tax credits are available to reduce future U.S. taxable income and expire over the period from 2010 to 2028. The U.S. capital losses are available to reduce U.S. capital gains and expire over the period from 2010 to 2012.

The Canadian investment tax credits may be used to offset future Canadian income taxes otherwise payable and expire as follows:

2010	$168
2011	306
2012	58
2013	115
2014	101
2015	-
2016	90
2017	100
2029	7,808
$8,746

The following sets forth the tax effect of temporary differences that give rise to future income tax assets and liabilities:

	2009	2008
Future income tax assets:
Scientific research expenditures	$6,220	$1,184
Investment in associated companies	2,173	2,511
Accrued warranty and pension liabilities	3,747	3,198
Losses from operations carried forward	6,526	10,705
Capital losses	61,459	58,255
Investment tax credits	8,274	2,976
Property, plant and equipment and intangible
assets	28,111	17,109
Total future income tax assets	116,510	95,938
Less valuation allowance:
- Canada	(47,346)	(23,515)
- U.S.	(69,110)	(72,389)
- Germany	(54)	(34)
Net future income taxes	$-	$-

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

17. Related party transactions:

Related parties include shareholders with a significant ownership interest in the Corporation, together with its subsidiaries and affiliates, and the Corporation’s equity accounted investee. The revenue and costs recognized from transactions with such parties reflect the prices and terms of sales and purchase transactions with related parties, which are in accordance with normal trade practices.

	2009	2008
Balances with related parties:
Accounts receivable	$-	$4,500
Accounts payable and accrued liabilities	-	31

	2009	2008
Transactions during the year with related parties:
Revenues	$380	$7,906
Purchases	78	188
Net investments and advances (note 11)	$5,000	$5,939

In addition, the AFCC Transaction is a related party transaction (note 3).

18. Supplemental disclosure of cash flow information:

	2009	2008
Non-cash financing and investing activities:
Compensatory shares	$2,847	$7,299
Accrued costs related to Arrangement (note 2)	$584	$3,108
Shares cancelled on AFCC transaction (note 3)	$-	$173,900
Assets acquired under capital lease (note 6)	$2,078	$-

19. Segmented financial information:

The Corporation’s business operates in three market segments:
  Fuel Cell Products: Fuel cell products and services for motive power (consisting of the material handling and bus markets) and stationary power (consisting of the back-up power, supplemental power, and distributed generation markets) applications;

  Contract Automotive: Contract manufacturing of light-duty automotive fuel cell products and testing and engineering services provided primarily to AFCC, Daimler and Ford; and

  Material Products: Carbon fiber material products primarily for automotive applications and gas diffusion layer (“GDL”) material for fuel cell products.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19. Segmented financial information (cont’d):

Segment revenues and segment income (loss) represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product and service revenues and expenses for which management is held accountable. Segment expenses include research and product development costs directly related to individual segments.

Costs associated with shared services and other shared costs are allocated based on headcount and square footage. Corporate amounts include expenses for research and product development, sales and marketing, and general and administrative, which apply generally across all segments and are reviewed separately by senior management.

A significant portion of the Corporation’s production, testing and lab equipment, and facilities, as well as intellectual property, are common across the segments. Therefore, management does not classify asset information on a segmented basis. Instead, performance assessments of these assets and related resources allocations are done on a company-wide basis.

	2009	2008
Revenues
Fuel Cell Products	$24,142	$27,641
Contract Automotive	9,170	19,217
Material Products	13,410	12,722
	$46,722	$59,580
Segment income (loss) for the year (1)
Fuel Cell Products	$(11,553)	$(3,780)
Contract Automotive	1,236	2,648
Material Products	2,315	(94)
Total	(8,002)	(1,226)
Corporate amounts
Research and product development	(12,699)	(23,805)
General and administrative	(10,801)	(12,515)
Sales and marketing	(7,203)	(7,461)
Restructuring charges	(6,229)	-
Acquisition and related charges	(529)	-
Depreciation and amortization	(6,580)	(6,034)
Investment and other income (loss)	5,995	(2,871)
Gain (loss) on disposal and write-down of long-lived
assets	122	(2,812)
Gain on sale of assets	34,297	96,845
Equity gain (loss) in associated companies	8,364	(8,649)
Income (loss) before income taxes	$(3,265)	$31,472
(1) Research and product development costs directly related to segments are included in segment income (loss) for the year.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19. Segmented financial information (cont’d):

As at December 31, 2009 and 2008, total goodwill of $48,106,000 was allocated $46,291,000 to the Fuel Cell Products segment, and $1,815,000 to the Material Products segment.

In 2009, revenues from the Fuel Cell Products segment included sales to one customer that exceeds 10% of total revenue in the amount of $8,093,000. Revenues from the Contract Automotive segment included sales to one customer that exceeds 10% of total revenue in the amount of $6,244,000.

In 2008, revenues from the Fuel Cell Products segment included sales to one customer that exceeds 10% of total revenue in the amount of $8,256,000. Revenues from the Contract Automotive segment included sales of two customers that each exceeds 10% of total revenue in the amount of $9,343,000 and $8,053,000, respectively.

Revenues and capital asset information by geographic area, as at and for the years ended December 31, is as follows:

	2009		2008
		Property, plant and		Property, plant and
		equipment and		equipment and
	Revenues	goodwill	Revenues	goodwill
Canada	$6,246	$76,746	$9,991	$77,570
U.S.	30,347	10,621	29,713	9,232
Japan	485	-	5,138	-
Germany	4,879	59	11,822	59
Other countries	4,765	-	2,916	-
	$46,722	$87,426	$59,580	$86,861

Revenues are attributed to countries based on customer location.

20. Financial instruments:

(a) Fair Value;

The Corporation’s financial instruments consist of cash and cash equivalents, short-term investments, accounts receivables, accounts payable and accrued liabilities, and obligations under capital lease. The fair values of cash, accounts receivable, accounts payable and accrued liabilities approximate carrying value because of the short-term nature of these instruments. The fair value of long-term investments accounted for on the cost basis is not practical to determine because none of the investments are publicly traded. The fair value of obligations under capital lease approximates carrying value as the leases were entered into near the end of the reporting period. The carrying value of cash equivalents and short-term investments equal their fair values as they are classified as held for trading.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20. Financial instruments (cont’d):

(a) Fair Value (cont’d);

Fair value measurements recognized in the balance sheet must be categorized in accordance with the following levels:

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
(ii)	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e., derived from prices);
(iii)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Corporation categorized the fair value measurement of its cash, cash equivalents and short-term investments in Level 1 as they are primarily derived directly from reference to quoted (unadjusted) prices in active markets.

(b) Financial risk management:

The Corporation primarily has exposure to currency exchange rate risk, interest rate risk and credit risk. These risks arise primarily from the Corporation’s holdings of U.S. and Canadian dollar denominated cash and cash equivalents and short-term investments.

	2009			2008
	Canadian			Canadian
	dollar	U.S. dollar		dollar	U.S. dollar
	portfolio(1)	portfolio	Total	portfolio(1)	portfolio	Total
Cash and cash equivalents	$9,191	$34,108	$43,299	$43,343	$10,743	$54,086
Short-term investments	11,059	27,873	38,932	15,289	16,024	31,313
Total cash, cash
equivalents and short-
term investments	$20,250	$61,981	$82,231	$58,632	$26,767	$85,399
(1) U.S. dollar equivalent

Changes arising from these risks could impact the Corporation’s reported investment and other income through either changes to investment income or foreign exchange gains or losses (note 14).

The Corporation did not realize any material gains or losses on its accounts receivable or its financial liabilities measured at amortized cost.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20. Financial instruments (cont’d):

(i)	Foreign currency exchange rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Corporation is exposed to currency risks primarily due to its holdings of Canadian dollar denominated cash equivalents and short-term investments and its Canadian dollar denominated purchases and accounts payable. Substantially all receivables are denominated in U.S. dollars.

The Corporation limits its exposure to foreign currency risk by holding Canadian denominated cash, cash equivalents and short-term investments in amounts up to 100% of forecasted twelve month Canadian dollar net expenditures and up to 50% of the following twelve months of forecasted Canadian dollar net expenditures, thereby creating a natural hedge. Periodically, the Corporation also enters into forward foreign exchange contracts to further limit its exposure. At December 31, 2009, the Corporation had Canadian dollar cash, cash equivalents and short-term investments of CDN $21,283,000, and no outstanding forward foreign exchange contracts.

The following exchange rates applied during the year ended December 31, 2009:

	$U.S. to $1.00 CDN	$CDN to $1.00 $U.S.
January 1, 2009 Opening rate	$0.821	$1.218
December 31, 2009 Close rate	0.951	1.051
Fiscal 2009 Average rate	0.876	1.142
Fiscal 2009 Year high	0.952	1.051
Fiscal 2009 Year low	0.786	1.272

Based on cash, cash equivalents and short-term investments and outstanding forward foreign exchange contracts held at December 31, 2009, a 10% increase in the Canadian dollar against the U.S. dollar, with all other variables held constant, would result in an increase in foreign exchange gains of approximately $2,024,000. If the Canadian dollar weakened 10% against the U.S. dollar, there would be an equal, and opposite impact, on net income. This sensitivity analysis includes foreign currency denominated monetary items, and adjusts their translation at year-end, for a 10% change in foreign currency rates.

(ii)	Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash, cash equivalents and short-term investments. The Corporation limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20. Financial instruments (cont’d):

Based on cash, cash equivalents and short-term investments at December 31, 2009, a 0.25% decline in interest rates, with all other variables held constant, would result in a decrease in investment income $206,000, arising mainly as a result of an increase in the fair value of fixed rate financial assets classified as held-for-trading. If interest rates had been 0.25% higher, there would be an equal and opposite impact on net income.

(iii)	Credit risk is the risk of financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Corporation’s cash, cash equivalents, short-term investments and accounts receivable. The Corporation limits its exposure to credit risk on cash, cash equivalents and short-term investments by only investing in liquid, investment grade securities. The Corporation manages its exposure to credit risk on accounts receivable by assessing the ability of counterparties to fulfill their obligations under the related contracts prior to entering into such contracts, and continuously monitors these exposures.

21. Capital disclosures:

As at December 31, 2009, the Corporation considers its cash, cash equivalents and short-term investments as its capital. The Corporation does not have any bank debt or externally imposed capital requirements to which it is subject other than its obligation under capital lease. The Corporation’s objectives when managing capital are to manage its capital with strong fiscal discipline; focus on markets with high product and service revenue growth potential; license technology in cases where it is advantageous to the Corporation; and access available government funding for research and development projects. The Corporation’s current financing principle is to maintain cash balances sufficient to fund at least six quarters of operating cash consumption at all times.

22. Differences between Canadian and United States accounting principles and practices:

These consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles and practices that the Corporation would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (“U.S. GAAP”).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

22. Differences between Canadian and United States accounting principles and practices (cont’d):

(a)	Under Canadian GAAP, the adoption of the U.S. dollar in 2001 as the presentation and measurement currency was implemented by translating all prior year financial statement amounts at the foreign exchange rate on December 31, 2001. Under U.S. GAAP, a change in presentation and measurement currency is implemented retroactively, such that prior period financial statements are translated under the current rate method using foreign exchange rates in effect on those dates. As a result, there is a difference in the share capital, additional paid-in capital, accumulated deficit and accumulated other comprehensive income amounts under U.S. GAAP as compared to Canadian GAAP.

(b)	Under Canadian GAAP, the Corporation has accounted for funding received in prior years under the TPC agreement in accordance with specific pronouncements on accounting for government assistance by reducing research and product development expenses, cost of revenues, inventory and capital assets by the amount of the funding received.

Under U.S. GAAP, there are no authoritative accounting standards addressing the various types of government assistance programs. Since the TPC funding combines the characteristics of a grant with some characteristics of a debt instrument, the Corporation has recorded the entire funding as long-term debt under U.S. GAAP. In addition, the U.S. GAAP liability is a Canadian dollar denominated liability and, as a result, foreign exchange gains and losses are incurred.

(c)	Under Canadian GAAP, the Corporation is required to account for gains and losses on the issuance of shares by a subsidiary or other entity which the Corporation accounts for on an equity basis, as a component of income. Under U.S. GAAP, the effect of such dilution gains are recorded in equity, as an increase in paid-in capital rather than as income.

(d)	Prior to 2002, under Canadian GAAP, no compensation expense was recorded for employee share option plans under the intrinsic value method. A previous option exchange plan was accounted for as a variable option plan under U.S. GAAP. Prior to the Corporation’s 100% acquisition of BGS in 2003, minority interest under U.S. GAAP included the minority interest’s percentage share of compensation expense under variable plan accounting. The balance of the purchase price allocated to goodwill from the acquisition of the minority interest in BGS reflects this difference under U.S. GAAP.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

22. Differences between Canadian and United States accounting principles and practices (cont’d):

(e)	Under Canadian GAAP, short-term investments are classified as held for trading and carried at fair market value with changes in fair market value recognized in net income. Under U.S. GAAP, the Corporation adopted Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159)”, effective January 1, 2008 and elected to classify short-term investments as held for trading, making the treatment consistent with Canadian GAAP. Prior to that, the short-term investments were classified as available-for-sale and are carried at fair market value. As a result of the adoption of FAS 159 in 2008, gains of $4,733,000 recognized prior to the adoption have been reclassified from accumulated other comprehensive loss to accumulated deficit. Previously, unrealized holding gains and losses related to the short-term instruments were reflected as a separate component of shareholders’ equity under accumulated other comprehensive income (loss).

(f)	Under Canadian GAAP, investments where no significant influence exists are accounted for using the cost method. Under U.S. GAAP, investments in limited partnerships such as Chrysalix are accounted for using the equity method. In 2008, Chrysalix was written down to its estimated net realizable value and there is no difference in the carrying value of such investment as of December 31, 2009 and 2008 between Canadian and U.S. GAAP.

(g)	Under U.S. GAAP, the Corporation changed its accounting policy in 2009 for accounting for defined benefit pension and other post-retirement benefit plans from the defer and amortization approach to the immediate recognition approach. The Corporation believes the change in accounting policy more appropriately reflects the costs and liability of the employee future benefits as it better reflects the current estimated cost to terminate these plans. As a result of this change in accounting policy, applied on a retroactive basis, the Corporation has recognized in its balance sheet the net funded (deficiency) status of its employee future benefit plans. This results in no balance sheet difference to Canadian GAAP for the reported periods.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

22. Differences between Canadian and United States accounting principles and practices (cont’d):

U.S. GAAP also requires an entity to recognize changes in the funded status of a defined benefit pension and post-retirement plan within accumulated other comprehensive income, net of tax, to the extent such changes are not recognized in earnings as components of periodic net benefit cost. As a result of the change in accounting policy, the changes to the funded status in each of the reporting periods, has been recognized in earnings, resulting in no income statement difference to Canadian GAAP.

The change in accounting policy under U.S. GAAP was applied retroactively and prior period financial statements have been restated, as follows:
  Accumulated deficit at December 31, 2007 was increased by $224,000.

  Net income for the year ended December 31, 2008 declined by $2,623,000 (representing a $0.03 decline in earnings and diluted earnings per share), with a corresponding increase in Accumulated other comprehensive income.

  Net income for the year ended December 31, 2009 increased by $2,215,000 (representing a $0.03 increase in earnings and diluted earnings per share), with a corresponding decrease in Accumulated other comprehensive income.
(h)	Under U.S. GAAP, no sub-total would be provided in the operating section of the consolidated statement of cash flows. There are no other differences in operating, investing and financing cash flows.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

22. Differences between Canadian and United States accounting principles and practices (cont’d):

Under U.S. GAAP, these differences would have been reported in the consolidated balance sheets, consolidated statements of operations and comprehensive income (loss), and consolidated statements of shareholders’ equity as follows:

Consolidated condensed balance sheets:
	2009			2008
						U.S.
						GAAP
	Canadian		U.S.	Canadian		(revised – note
	GAAP	Difference	GAAP	GAAP	Difference	22(g))
Current assets	$106,416	$-	$106,416	$116,091	$-	$116,091
Property, plant and equipment	39,320	-	39,320	38,755	-	38,755
Intangible assets	824	-	824	3,726	-	3,726
Goodwill (d)	48,106	490	48,596	48,106	490	48,596
Investments (f)	632	-	632	1,765	-	1,765
Other long-term assets	50	-	50	-	-	-
	$195,348	$490	$195,838	$208,443	$490	$208,933
Current liabilities	$30,057	$-	$30,057	$26,607	$-	$26,607
Long-term liabilities (b) (g)	4,632	36,404	41,036	23,349	35,889	59,238
Obligation under capital lease	1,739	-	1,739	-	-	-
	36,428	36,404	72,832	49,956	35,889	85,845
Shareholders' equity:
Share capital (a)	835,358	119,583	954,941	832,711	119,583	952,294
Additional paid-in capital (a)(c)	284,510	86,929	371,439	283,466	86,929	370,395
Accumulated deficit	(960,712)	(166,785)	(1,127,497)	(957,454)	(166,270)	(1,123,724)
Accumulated other comprehensive
income (a)(e) (g)	(236)	(75,641)	(75,877)	(236)	(75,641)	(75,877)
Shareholders' equity	158,920	(35,914)	123,006	158,487	(35,399)	123,088
	$195,348	$490	$195,838	$208,443	$490	$208,933

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

22. Differences between Canadian and United States accounting principles and practices (cont’d):

	2009	2008
		(revised – note 22(g))
Income (loss) under Canadian GAAP	$(3,258)	$31,456
Research and development (b)	4,293	94
Foreign exchange gain (loss) (b)	(4,808)	8,373
Equity in loss in associated companies (f)	-	1,325
Net income (loss) and comprehensive income (loss) in
accordance with U.S. GAAP	$(3,773)	$41,248
Basic earnings (loss) per share, U.S. GAAP	$(0.05)	$0.49
Diluted earnings (loss) per share, U.S. GAAP	$(0.05)	$0.48

Consolidated statements of shareholders’ equity:
				Accumulated
		Additional		other	Total
		paid-in	Accumulated	comprehensive	shareholders’
	Share capital	capital	deficit	income (loss)	equity
Balance, December 31, 2007,
as reported	$1,294,404	$159,219	$(1,169,481)	$(71,286)	$212,856
Change in accounting policy
(note 22(g))	-	-	(224)	142	(82)
Balance, December 31, 2007
as revised	1,294,404	159,219	(1,169,705)	(71,144)	212,774
Net Income	-	-	41,248	-	41,248
Cumulative effect of adoption
of FAS 159 (e)	-	-	4,733	(4,733)	-
Cancellation of common shares
upon disposition of assets held
for sale	(349,438)	175,538	-	-	(173,900)
Non-dilutive financing	-	33,812	-	-	33,812
RSUs and DSUs redeemed	2,557	(2,557)	-	-	-
Share distribution plan	4,771	4,383	-	-	9,154
Balance, December 31, 2008	952,294	370,395	(1,123,724)	(75,877)	123,088
Net Loss	-	-	(3,773)	-	(3,773)
Non-dilutive financing	-	(719)	-	-	(719)
Purchase of treasury shares	(207)	-	-	-	(207)
RSUs and DSUs redeemed	1,126	(1,283)	-	-	(157)
Options exercised	7	-	-	-	7
Share distribution plan	1,721	3,046	-	-	4,767
Balance, December 31, 2009	$954,941	$371,439	$(1,127,497)	$(75,877)	$123,006

23. Subsequent events:

On January 18, 2010, the Corporation announced it had acquired a controlling interest in Denmark-based Dantherm Power, partnering with co-investors Danfoss A/S and Dantherm A/S. In exchange for the controlling interest, the Corporation will invest $6,000,000 in Dantherm Power through two tranches; $3,000,000 on January 18, 2010, and $3,000,000 after November 18, 2010.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

23. Subsequent events (cont’d):

On February 8, 2010, the Corporation announced that it had entered into a sale-and-leaseback agreement with Madison Pacific Properties Inc. The Corporation will sell its head office-building site in return for gross cash proceeds of approximately $20,000,000 (Canadian $20.8 million). The Corporation will concurrently enter into an initial fifteen-year capital lease agreement for the same property. This transaction closed on March 9, 2010.

CORPORATE INFORMATION

Corporate Offices	Executive Management	Board of Directors

Ballard Power Systems Inc.	John W. Sheridan	Ian A. Bourne
Corporate Headquarters	President & Chief Executive Officer	Corporate Director Alberta,
9000 Glenlyon Parkway		Canada
Burnaby, BC Canada V5J 5J8	Bruce Cousins
T: 604.454.0900	Vice President & Chief Financial Officer	Edwin J. Kilroy
F: 604.412.4700		Chief Executive Officer
	Paul Cass	Symcor Inc.
Ballard Material Products Inc.	Vice President, Operations	Ontario, Canada
Two Industrial Avenue
Lowell, MA USA 01851-5191	William T. Foulds	Dr. C.S. Park
	President, Ballard Material Products Inc.	Corporate Director
California, USA

Transfer Agent	Michael Goldstein
	Vice President & Chief Commercial Officer	John W. Sheridan
Computershare Trust Company		President & Chief Executive
of Canada		Officer
Shareholder Services Department	Christopher J. Guzy	Ballard Power Systems Inc.
510 Burrard Street	Vice President & Chief Technical Officer	British Columbia, Canada
Vancouver, BC Canada V6C 3B9
T: 1.800.564.6253		David J. Smith
F: 1.866.249.7775	Independent Auditors	Member
British Columbia Securities
	KPMG LLP	Commission
Stock Listing	Vancouver, BC Canada	British Columbia, Canada

Ballard’s common shares are listed on
the Toronto Stock Exchange under		David B. Sutcliffe
the trading symbol BLD and on the	Legal Counsel	Corporate Director
NASDAQ Global Market under the		British Columbia, Canada
trading symbol BLDP.	Canada:
	Stikeman Elliott, LLP	Mark A. Suwyn
	Vancouver, BC Canada	Chair & Chief Executive Officer
Investor Relations		NewPage Corporation Florida, USA
To obtain additional information	United States:
please contact:	Dorsey & Whitney LLP
	Seattle, WA USA	Douglas W.G. Whitehead
Ballard Power Systems		President & Chief Executive
Investor Relations	Intellectual Property:	Officer
9000 Glenlyon Parkway	Seed Intellectual Property Law Group,	Finning International Inc.
Burnaby, BC Canada V5J 5J8	LLC	British Columbia, Canada
T: 604.412.3195	Seattle, WA USA
F: 604.412.3100
E: investors@ballard.com
W: www.ballard.com

Visit us at www.ballard.com.